Form 20-F
period 2024-12-31
SPRINGVIEW HOLDINGS LTD
filed 2025-04-28
CIK 2002236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from       to

Commission file number: 001-42305

Springview Holdings Ltd

(Exact name of Registrant as specified in its charter)

Cayman Islands

(Jurisdiction of incorporation or organization)

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Address of principal executive offices)

Zhuo Wang

+65 6271 2282

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Ordinary shares, par value $0.0001 per share	SPHL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 11,500,000 shares of ordinary shares issued and outstanding as of December 31, 2024.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒
Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
by the International Accounting Standards Board ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☐ Item 18

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Securities Exchange Act of 1934).

☐ Yes ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any recurrence of the COVID-19 pandemic and scope of related government orders and restrictions and the extent of the impact of the COVID-19 pandemic on the global economy, impact it may have on our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

You should read this annual report and the documents that we refer to in this annual report and have filed as exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this annual report. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

You should not rely upon forward-looking statements as predictions of future events. The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

We would like to caution you not to place undue reliance on these forward-looking statements and you should read these statements in conjunction with the risk factors disclosed in “Item 3. Key Information-3.D. Risk Factors.” Those risks are not exhaustive. We operate in an evolving environment. New risks emerge from time to time and it is impossible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in any forward-looking statement. We do not undertake any obligation to update or revise the forward-looking statements except as required under applicable law. You should read this annual report and the documents that we reference in this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisers

Not applicable for annual reports on Form 20-F.

Item 2. Offer Statistics and Expected Timetable

Not applicable for annual reports on Form 20-F.

Item 3. Key Information

3.A. [Reserved]

3.B. Capitalization and Indebtedness

Not applicable for annual reports on Form 20-F.

3.C. Reasons for the Offer and Use of Proceeds

Not applicable for annual reports on Form 20-F.

3.D. Risk Factors

You should carefully consider the following risk factors, together with all of the other information included in this Annual Report. Investment in our securities involves a high degree of risk. You should carefully consider the risks described below together with all of the other information included in this Annual Report before making an investment decision. The risks and uncertainties described below represent our known material risks to our business. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In that case, you may lose all or part of your investment.

Risks Related to Our Business and Industry

Our profits vary from project to project and are highly dependent on the negotiated terms under each of the agreements. Our future performance may not necessarily be as good as what our past performance has shown.

Our business is project-based, and profitability varies from project to project. The customers usually engage us on an as-needed basis for each project. Our project agreements are tailored based on the needs of our customers and the complexity of the project. Therefore, the key terms of each project agreements, such as the scope of services, fees, the method, and timing of payment are different. Moreover, numerous factors, from the budget of the customers to the general market conditions, are unpredictable and beyond our control. There is no guarantee that the profitability in the past projects can be replicated in the future.

In addition, our pricing strategy may change, depending on whether we decide to adopt more competitive price to attract more customers. If more of our projects are secured with a lower gross profit margin ratio, the historical analysis on our past gross profit margin ratio may not be helpful in predicting our future performance.

Our profits would decrease significantly in the event of a significant decrease in projects.

Since our contracts are typically secured through invited tenders from our customers, we rely on our major customers or past customers to invite us for future tenders. However, there is no guarantee that these customers will continue to invite us for tenders or award them to us at contract values and terms comparable to those we have received in the past. Consequently, if we are not invited to tender or cannot secure new projects with our major and past customers, or if we fail to secure replacement customers or new projects on favorable terms, our business, financial performance, financial position, and liquidity will be materially and adversely affected.

We are exposed to the risks of default or payment delays in collecting our accounts receivables.

Our major customers are private entities, which exposes us to higher risks of payment delays compared to government contracts. We submit monthly progress claims for work completed, subject to customer approval. If a customer fails to make timely payments for our progress claims, there can be a significant delay between the costs incurred for the work we’ve performed and the receipt of payment from our customers. Furthermore, disputes may arise between us and our customers regarding progress claims, potentially resulting in delayed payments or payments that are less than the claimed amount. In such cases, our cash flow and working capital may be significantly and adversely affected.

Recovering any part of the contracted value according to the contract terms is usually a time-consuming process that requires financial and other resources to resolve disputes. Moreover, there is no guarantee that the outcomes will favor us or that disputes will be resolved promptly. Failure to collect adequate payments in a timely manner or effectively manage overdue debts will have a material and adverse impact on our business, liquidity, financial performance, and financial position.

We are dependent on the construction industry in Singapore.

We rely on new building developments and A&A, which means Addition and Alteration work, encompassing minor changes to the building structure that do not increase the total gross floor area of the properties by more than 50%, projects for revenue, covering interior fitting-out, construction, and building projects in Singapore. Our success depends on factors beyond our control, including economic conditions, regulations, political stability, social trends, property markets, government initiatives, and unforeseen events like natural disasters and epidemics.

Singapore’s cyclical construction industry can directly affect us, leading to delays and revenue loss. Our project-based contracts make continuous customer acquisition uncertain. A downturn or reduced project availability may hinder our ability to secure new projects, impacting our business, financial performance, and prospects.

Recent geopolitical developments, including the announcement on April 2, 2025 by U.S. President Donald J. Trump on sweeping tariffs on a wide range of imports may have an adverse effect on the global economy. Although we do not currently export goods or services to the United States, such tariffs may contribute to broader economic uncertainty, disrupt regional trade flows, and increase costs in our supply chain. Any resulting slowdown in global economic activity or increased barriers to trade could materially and adversely affect our business and results of operations.

Our operations rely heavily on the maintenance of our current licenses.

We are regulated in Singapore by the Commissioner of Building Control (“CBC”) and the Building and Construction Authority of Singapore (“BCA”) for compliance with the Building Control Act 1989 of Singapore (“Building Control Act”), as well as various other regulatory bodies. These regulatory bodies stipulate the criteria that must be satisfied before licenses are granted to, and/or renewed and/or maintained for, our business. The maintenance and renewal of our license is subject to compliance with the relevant regulations.

Our current license granted under the Builders Licensing Scheme granted by the CBC will expire on July 8, 2027 and as the requirements laid down by BCA may change from time to time, there is no assurance that we will be able to meet the changing requirements and maintain and/or renew our registrations and licenses. In the event that we fail to maintain or renew our existing builder license, we will be unable to continue providing substantially all of its services given that our company is a building and construction company. In turn, our business, financial performance and prospects will be adversely affected. For details, please refer to the section entitled “Regulatory Environment”.

We rely on foreign workers and are vulnerable to potential negative impacts resulting from changes in foreign labor policies.

As of the date of this annual report, approximately 82% of our workforce is made up of foreign employees. While we have taken steps to ensure compliance with laws relating to the hiring of foreign workers, there can be no assurance that we will not inadvertently be subject to additional fines or punishments. The supply of foreign labor in Singapore is strictly regulated and subject to a number of policies and regulations, including but not limited to the Employment of Foreign Manpower Act 1990 of Singapore. For details, please refer to the section entitled “Regulatory Environment”.

We cannot guarantee that neither we nor our directors will avoid penalties for past violations or unintentionally breach employment laws and regulations in the future. Moreover, any additional suspension from applying for new work passes for foreign workers could disrupt our operations and have adverse effects on our financial performance.

The estimated project cost could be inaccurate. If we experience any cost overruns for projects, our profits and financial performance would be adversely affected.

Since the pricing of our projects is based on the estimated time and costs before we enter into contracts with our customers, there is no assurance that the actual time and costs of a project will not exceed such estimates. In the event that our estimates prove inaccurate or if there is any unforeseen factor leading to any substantial increase in such time and costs, we may be subject to cost overruns and liquidated damages or compensation claimed by customers. This will result in a lower profit margin and the financial performance may be materially and adversely affected.

Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

Our success and growth have largely been attributed to the efforts and experiences of our core management personnel. In particular, our executive director, Ms. Siew Yian Lee, has a long history of working with our customers and understands the customers’ needs and market trends. As competition for such management talents is fierce and new hires may not necessarily fit in well with the current management team, any loss of key management personnel will be detrimental to our business and prospects.

In addition, although we are dependent on certain key personnel, we do not have any key man life insurance policies on any such individual. Therefore, if any of our key management personnel dies or become disabled, we will not receive any compensation to assist with such individual’s absence. The loss of such person could materially and adversely affect our business, financial condition, results of operations and growth prospects.

Our reputation and profitability may be adversely affected if there are flaws or defects in our products or services or delays in the completion of our projects.

While we meticulously select material suppliers and prioritize careful design and construction for our customers, it may be impossible to anticipate every issue in our projects. Risks such as delays and defects may still arise.

Defects in our work can result from poor execution and quality control by our employees. This may lead to rework and additional costs to enhance work quality, or customers may file claims against us for subpar work. Both can have negative impacts on our reputation and profitability.

Various factors, including labor availability, material supply, supply chain delays, accidents, and unforeseen events beyond our control, such as “acts of God,” can significantly affect our project completion times. If these issues arise and we fail to take prompt remedial actions, they may have adverse effects on our operations and financial performance. Furthermore, we may face liability for fit-out defects, incurring substantial extra costs.

Since our establishment, we have cultivated a strong reputation and customer loyalty. Consequently, even minor flaws in our building projects or unforeseen circumstances that result in negative publicity could harm our reputation and erode customer confidence. In such a scenario, our business, profitability, and financial performance may suffer.

We rely on our suppliers and subcontractors to fulfill our customer contractual obligations.

Our reliance on suppliers extends to the provision of essential materials such as sand, cement, solid wood, plywood, and other materials commonly used in homebuilding. Since there are no long-term contracts in place with our suppliers, there is no guarantee that we will continue to receive materials and services at acceptable prices for future projects.

For subcontractors, we place orders on a back-to-back basis. When their services are needed, we allocate the work to them and convey relevant information from the agreements we have with our customers.

Despite implementing a rigorous supplier selection process, conducting a comprehensive assessment of our subcontractors, and maintaining a quality management system to ensure high-quality materials and services, we cannot assure consistent adherence to our quality standards or continued reliable supply and service. If a major supplier or subcontractor fails to meet our requirements, and we are unable to promptly secure comparable or superior alternatives, it could significantly impact our business, financial performance, and position.

We are subject to risks associated with the quality of our work.

The quality of our work is assessed by our customers, and poor work quality may result from the inadequate execution and quality control of our employees or subcontractors. This could lead to the necessity for reworks and additional costs to enhance the quality of our work, or we may face claims from customers for subpar results. The costs incurred for reworks in a specific financial year or period will impact the financial performance and cash flows for that particular period, regardless of the overall profitability of the project. If we fail to achieve a satisfactory level of work quality, our reputation could be materially and adversely affected, increasing the likelihood of elevated costs, liquidated damages, and consequently, adversely affecting our business, reputation, prospects, and financial performance.

We are and may continue to be exposed to litigation, claims or other disputes.

We may, from time to time, encounter disputes arising from contracts with customers, suppliers, subcontractors, or other third parties. Claims brought by customers against us may involve defective work, damaged work, as we are obligated to protect our completed or partially completed work on-site, property damages, or other contractual breaches, which may result in us incurring liquidated damages under the terms of our contracts with our customers. Claims may also arise from disputes with suppliers and subcontractors on matters relating to payment and/or contractual performance. Such claims could lead to time-consuming and costly litigations, arbitrations, administrative proceedings, or other legal procedures. Expenses incurred in legal proceedings or arising from claims brought by or against us will materially and adversely affect our business, financial position, financial performance, and prospects.

Moreover, legal proceedings resulting in unfavorable judgments or findings may harm our reputation, cause financial losses, and damage our prospects of being awarded future contracts, thereby materially and adversely affecting our operations, financial position, financial performance, and prospects.

The nature of our work also involves certain risks as employees work at the work sites with equipment and tools, or work from height. Our employees who suffer an injury arising out of and in the course of their employment can choose to either submit a claim under the Work Injury Compensation Act 2019 of Singapore (“WICA”) for compensation through the Ministry of Manpower of Singapore (“MOM”) without needing to prove negligence or breach of statutory duty by the employer or commence legal proceedings to claim damages under common law against the employer for breach of duty or negligence. Pursuant to the WICA, an injured employee is entitled to claim medical leave wages, medical expenses, and lump sum compensation for permanent incapacity or death, subject to certain stipulated limits. Damages under a common law claim are usually higher than an award under the WICA and may include compensation for pain and suffering, loss of wages, medical expenses, and any future loss of earnings.

In particular, Springview Singapore is currently involved in one civil litigation proceeding in connection with workplace injuries at its work sites, as well as facing charges for violation of the Workplace Safety and Health Act and the Building Control Act.

In the event that the litigation costs, time involved, and/or claim amounts are substantial, our financial performance will be materially and adversely affected.

Increased competition in the design and construction business in Singapore may affect our ability to maintain our market share and growth.

We operate in the competitive interior design and construction industry, where our competitors may have greater financial resources, a larger customer base, and more extensive marketing capabilities.

The potential entry of new competitors or market consolidation could further intensify competition. Our ongoing success relies on our ability to compete effectively with existing competitors and adapt to changing market conditions and demands. If we fail to compete successfully or adapt to these changes, it may adversely impact our business and financial performance.

While we maintain positive relationships with our suppliers and customers and offer a wide range of services to meet their needs, there is no guarantee that our existing agreements will be renewed or that our customers will continue working with us. If our suppliers or customers choose to collaborate with our competitors, or if our skilled employees opt to join competitors, our competitive position may weaken, potentially resulting in adverse effects on our business, financial condition, results of operations, and prospects.

Our business and operations may be materially and adversely affected in the event of a re-occurrence or a prolonged global pandemic outbreak of COVID-19.

The global pandemic outbreak of COVID-19 announced by the World Health Organization in early 2020 has disrupted our operations, and the operations of our customers, suppliers and/or sub-contractors. If the development of the COVID-19 outbreak becomes more severe and/or new variants of COVID-19 evolve to be more transmissible and virulent than the existing strains, this may result in a tightening of restrictions and regulations on businesses. If we or our customers, suppliers and sub-contractors are forced to close down their businesses with prolonged disruptions to their operations, we may experience a delay or shortage of supplies and/or services by our suppliers, or termination of our orders and contracts by our customers. In addition, if any of our employees are suspected of having contracted COVID-19, some or all of our employees may be quarantined thus causing a shortage of labor and we will be required to disinfect our workplace and our production and processing facilities. In such event, our operations may be severely disrupted, which may be a material and adverse effect on our business, financial condition, and results of operations.

In addition, we have also faced difficulties in hiring suitable manpower from overseas jurisdictions due to travel restrictions imposed by the Singapore government as a result of the COVID-19 pandemic during financial year 2022. This has led to a stagnation in our workforce strength, thereby affecting our potential growth as we rely heavily on skilled labor. While the situation has shown signs of improvement during financial year 2023, it is important to acknowledge the ongoing uncertainty surrounding the trajectory of the COVID-19 pandemic. There is no guarantee of continued stability, and the evolving nature of the pandemic presents ongoing challenges and uncertainties for our business operations. We remain vigilant and adaptable in our approach, continuously monitoring developments and adjusting our strategies to navigate the dynamic landscape of this global health crisis.

We may be affected by an outbreak of other infectious diseases.

An outbreak of infectious diseases such as severe acute respiratory syndrome and avian influenza or new forms of infectious diseases in the future may potentially affect our operations as well as the operations of our customers and suppliers. In the event that any of the employees in any of our offices or worksites or those of our customers and suppliers is affected by any infectious disease, we or our customers and suppliers may be required to temporarily shut down our or their offices or worksites to prevent the spread of the diseases. This may have an adverse impact on our revenue and financial performance.

Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

We have purchased relevant insurance with appropriate coverage limits for our business and believe that our insurance coverage is in line with the industry standard. However, we may receive claims from time to time in respect of various matters from customers, suppliers, workers and other parties in relation to our projects. There is no guarantee that the outcome of such claims will be favorable to us. Furthermore, regardless of the strength of our defense and outcome of the case, we may incur time and costs defending such claims. In such event, the current insurance may not sufficiently protect it against all liabilities arising from such potential claims. Even if the insurance is sufficient, such claims may damage its reputation. In addition, there is no guarantee that its insurance premiums, which are generally dependent on various factors, such as the scope and value of the project and insurance claim record, will not increase in the future. If we were held liable for uninsured losses, or the amounts of claims for insured losses exceed the limits of its insurance coverage, or the insurance premiums increase significantly, our business and financial condition may be materially and adversely affected.

We may be harmed by negative publicity.

We operate in a highly competitive industry and there are other companies in the market that offer similar products for interior design and building contractors services which we offer. We derive most of our customers through word of mouth and we rely on the positive feedback of our customers. Thus, customer satisfaction with our safety equipment products is critical to the success of our business as this will also result in potential referrals to new customers from our existing customers. If we fail to meet our customers’ expectations, there may be negative feedback regarding our products and/or services, which may have an adverse impact on our business and reputation. In the event we are unable to maintain a high level of customer satisfaction, or any customer dissatisfaction is inadequately addressed, our business, financial condition, results of operations and prospects may also be adversely affected.

Our reputation may also be adversely affected by negative publicity in reports, publications such as major newspapers and forums, or any other negative publicity or rumors. There is no assurance that our Group will not experience negative publicity in the future or that such negative publicity will not have a material and adverse effect on our reputation or prospects. This may result in our inability to attract new customers or retain existing customers and may in turn adversely affect our business and results of operations.

We may not be able to successfully implement our business strategies and future plans.

While we have planned our expansion plan based upon a forward-looking assessment of market prospects of the interior design and building contractor industry, there is no assurance that such expansion plans will be commercially successful or that the actual outcome of those expansion plans will match our expectations. Expansion plans may be affected by a number of factors beyond its control. Such factors include, but are not limited to, changes in economic conditions in Singapore, changes in supply and demand for our services and government regulations in relation to the interior design and building contractor industry.

Further, the implementation of our business strategies and future plans may require substantial capital expenditure and additional financial resources and commitments. There is no assurance that these business strategies and future plans will achieve the expected results or outcome such as an increase in revenue that will be commensurate with our investment costs or the ability to generate any costs savings, increased operational efficiency and/or productivity improvements to our operations. There is also no assurance that we will be able to obtain financing on terms that are favorable, if at all. If the results or outcome of our future plans do not meet our expectations, if we fail to achieve a sufficient level of revenue or if we fail to manage our costs efficiently, we may not be able to recover our investment costs and our business, financial condition, results of operations and prospects may be adversely affected.

We have identified several material weaknesses in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our Class A Shares.

Prior to the initial public offering, we were a private company with limited accounting and financial reporting personnel and other resources to address our internal controls and procedures. During the audit of our consolidated financial statements for the fiscal years ended December 31, 2023 and 2024, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These material weaknesses identified are (i) our lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, and (ii) our lack of IT general controls regarding to the Logical Access Security, Change Management, IT Operations of financial system and Cybersecurity.

We are currently in the process of implementing several measures to address the material weaknesses identified, including (i) hiring additional qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to establish a financial and system control framework; (ii) expanding the capabilities of existing accounting and financial personnel by implementing regular and continuous U.S. GAAP training programs; (iii) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; and (iv) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control. We may incur significant costs in the implementation of these measures.

We cannot assure you that these measures will be sufficient to remediate our material weaknesses in time, or at all. Additionally, we cannot assure you that we have identified all material weaknesses or that we will not have additional ones in the future. Material weaknesses may still exist when we report on the effectiveness of our internal control over financial reporting, as required under Section 404 of the Sarbanes-Oxley Act. Our failure to remediate the material weakness or our failure to discover and address any other material weakness could result in inaccuracies in our consolidated financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. Moreover, ineffective internal control over financial reporting could significantly hinder our ability to prevent fraud.

We are a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F. In addition, if we cease to be an “emerging growth company” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting on an annual basis. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a burden on our management, operational and financial resources and systems for the foreseeable future. We may be unable to timely complete our evaluation testing and any required remediation.

During the course of documenting and testing our internal control procedures, in order to satisfy the requirements of Section 404, we may identify other material weaknesses and deficiencies in our internal control over financial reporting. The Public Company Accounting Oversight Board, or PCAOB, has defined a material weakness as “a deficiency, or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim statements will not be prevented or detected on a timely basis.”

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

We are affected by interest rate increases with respect to our banking facilities.

Generally, we fund our operations via our internal resources and short and long-term financing from banks. Any disruption, uncertainty and volatility in the global credit markets may limit our ability to obtain the required working capital and financing for our business at reasonable terms and finance costs. If all or a substantial portion of our credit facilities are withdrawn and we are unable to secure alternative funding on acceptable commercial terms, our operations and financial position will be adversely affected. The interest rates for most of our credit facilities are subject to review from time to time by the relevant financial institutions. Given that we rely on these credit facilities to finance our operations and that interest expenses represent a significant percentage of our expenses, any increase in the interest rates of the credit facilities extended to us may have a material adverse impact on our profitability.

Springview Singapore has seven loan facilities with an aggregate outstanding amount of approximately S$835,800 as of December 31, 2024. While there has yet to be an increase in the interest rates of the existing banking facilities taken out by Springview Singapore, if the bank interest rates continue to rise and we are unable to pass this increased cost to our customers, our financial performance may be materially and adversely affected.

We are dependent on a small number of key customers for continued sale of our products and services.

Our revenue is concentrated among a small number of customers. In the financial year ended December 31, 2024, our top ten customers accounted for approximately 98% of our revenue. In the financial year ended December 31, 2023, our top ten customers accounted for approximately 94% of our revenue. In the financial year ended December 31, 2022, our top ten customers accounted for approximately 87% of our revenue. If any of these customers were to reduce or cease their business with our company, it could have a material adverse impact on our company’s financial condition and results of operations. Our company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on our company’s business.

We are exposed to the credit risks of some our customers.

A substantial portion of our revenue can be attributed to a small number of customers. We extend credit terms to these customers. These customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material project cancellations by our customers during the financial years ended December 31, 2022, 2023 and 2024, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

Our operations are and could continue to be subject to inflationary pressure, and we may not be able to pass on the resulting rise in costs.

Our business is currently subject to inflationary pressure, and this condition could persist in the future. As of the date of this annual report, we have experienced the impacts of inflation on our operations. For instance, we have experienced rising prices for construction materials and increased wages for our labor force due to inflation. Despite successfully passing these increased costs onto customers through higher pricing, our total revenue declined primarily due to a reduction in new projects. In the event of more significant inflationary pressure in the future, we expect our project costs could rise even further and we plan to pass such additional cost to the end customers. However, there is no guarantee that we will be able to efficiently pass on the resulting increase in costs to all of our customers in the future. Under such circumstances, our results of operations could be impacted due to the higher cost and lower margin, if there is any at all.

We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

We have entered into a number of transactions with companies owned or operated by related parties, including our shareholders, directors, and executive officers. See “Related Party Transactions”. For example, during the financial years ended December 31, 2022, 2023 and 2024, Springview Contracts Pte. Ltd., a company owned by Mr. Kong Chuan Heng, the spouse of Ms. Siew Yian Lee, and our executive director, Ms. Siew Yian Lee, engaged our company to provide construction services for projects under Springview Contracts Pte. Ltd.

We may in the future enter into additional transactions with entities in which members of our board of directors and other related parties hold ownership interests. Transactions with the entities in which related parties hold ownership interests present potential for conflicts of interest, as the interests of these entities and their shareholders may not align with the interests of our company and our unaffiliated shareholders with respect to the negotiation of, and certain other matters related to, our purchases from and other transactions with such entities. Conflicts of interest may also arise in connection with the exercise of contractual remedies under these transactions, such as default. For prospective transactions with any related parties after listing on Nasdaq, such transactions are subject to our Audit Committee’s review and approval.

Risks Related to Our Securities

An active trading market for our Class A Shares may not continue and the trading price for our Class A Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Shares will continue. The market price and liquidity of our shares may be materially and adversely affected. Investors in our shares may experience a significant decrease in the value of their shares.

We may not maintain the listing of our Class A Shares on Nasdaq which could limit investors’ ability to make transactions in our Class A Shares and subject us to additional trading restrictions.

In order to continue listing our shares on Nasdaq, we must maintain certain financial and share price levels and we may be unable to meet these requirements in the future. We cannot assure you that our shares will continue to be listed on Nasdaq in the future.

On April 25, 2025, the Company received a letter from the Listing Qualifications Staff (the “Staff”) of The Nasdaq Stock Market LLC notifying the Company that it failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days. If we do not comply with the Nasdaq rules in the future, Nasdaq will provide notice that the Company’s Ordinary Shares will be subject to delisting. The Rules provide the Company a compliance period of 180 calendar days in which to regain compliance. If at any time during this 180 day period the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days, the Staff will provide written confirmation of compliance. There can be no assurance that the Company will regain compliance with the Minimum Bid Price Requirement.

If Nasdaq delists our Class A Shares and we are unable to list our shares on another national securities exchange, we expect our shares could be quoted on an over-the-counter market in the United States. If this were to occur, we could face significant material adverse consequences, including:

●	a limited availability of market quotations for our Class A Shares;

●	reduced liquidity for our Class A Shares;

●	a determination that our Class A Shares are “penny stock”, which will require brokers trading in our shares to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Shares;

●	a limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Shares are listed on Nasdaq, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

The trading price of our Class A Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

●	fluctuations in our revenues, earnings and cash flow;

●	changes in financial estimates by securities analysts;

●	additions or departures of key personnel;

●	release of lock-up or other transfer restrictions on our outstanding equity securities or sales of additional equity securities; and

●	potential litigation or regulatory investigations.

Any of these factors may result in significant and sudden changes in the volume and price at which our shares will trade.

In the past, shareholders of public companies have often brought securities class action suits against those companies following periods of instability in the market price of their securities. If we were involved in a class action suit, it could divert a significant amount of our management’s attention and other resources from our business and operations and require us to incur significant expenses to defend the suit, which could harm our results of operations. Any such class action suit, whether or not successful, could harm our reputation and restrict our ability to raise capital in the future. In addition, if a claim is successfully made against us, we may be required to pay significant damages, which could have a material adverse effect on our financial condition and results of operations.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Shares, the market price for our Class A Shares and trading volume could decline.

The trading market for our shares will be influenced by research or reports that industry or securities analysts publish about our business. If one or more analysts downgrade our shares, the market price for our shares would likely decline. If one or more of these analysts cease to cover us or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the market price or trading volume for our shares to decline.

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Shares for a return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Singapore law. Even if our board of directors decides to declare and pay dividends (by way of a simple majority decision of our directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Class A Shares will likely depend entirely upon any future price appreciation of our Class A Shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Shares.

Short selling is the practice of selling shares that the seller does not own but rather has borrowed from a third party with the intention of buying identical shares back at a later date to return to the lender. The short seller hopes to profit from a decline in the value of the shares between the sale of the borrowed shares and the purchase of the replacement shares, as the short seller expects to pay less in that purchase than it received in the sale. As it is in the short seller’s interest for the price of the shares to decline, many short sellers publish, or arrange for the publication of, negative opinions and allegations regarding the relevant issuer and its business prospects in order to create negative market momentum and generate profits for themselves after selling the shares short. These short attacks have, in the past, led to selling of shares in the market. If we were to become the subject of any unfavorable publicity, whether such allegations are proven to be true or untrue, we could have to expend a significant number of resources to investigate such allegations and/or defend ourselves. While we would strongly defend against any such short seller attacks, we may be constrained in the manner in which we can proceed against the relevant short seller by principles of freedom of speech, applicable state law or issues of commercial confidentiality.

You must rely on the judgment of our management as to the uses of the net proceeds from our initial public offering, and such uses may not produce income or increase our share price.

You will not have the opportunity, as part of your investment decision, to assess whether proceeds of the initial public offering are being used appropriately. The net proceeds may be used for corporate purposes that do not improve our efforts to achieve or maintain profitability or increase our share price. The net proceeds from the initial public offering may be placed in investments that do not produce income or that lose value.

If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

We are a non-U.S. corporation and, as such, we are classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year that produce passive income or that are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents, royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our securities, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Shares, fluctuations in the market price of our Class A Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were determined to be a PFIC,

As a result of the dual-class structure of our company’s ordinary shares, Avanta (BVI) Limited has and will continue to have voting control over our company. Its interests may not align with those of our other shareholders, limiting or precluding our shareholders’ ability to influence corporate matters, including the election of directors, amendments to our organizational documents, and any merger, consolidation, or other major corporate transactions requiring shareholder approval.

Avanta (BVI) Limited controls approximately 60.87% and 100% of our outstanding Class A Shares and Class B Shares, respectively, and maintains 97.87% of the voting power. Avanta (BVI) Limited is controlled by our executive director, Ms. Siew Yian Lee, who has sole voting and dispositive power over shares of our Company held by Avanta (BVI) Limited.

Each holder of Class A Shares is entitled to exercise one vote for each Class A Share held on any matters to be voted upon in a general meeting of shareholders, while each holder of Class B Shares is entitled to exercise 20 votes for each Class B Share held on any matters to be voted upon in a general meeting of shareholders. Due to the 20:1 voting ratio between our Class B Shares and Class A Shares, a majority of the combined voting power of our share capital will be held or controlled by Avanta (BVI) Limited. This allows Avanta (BVI) Limited, controlled by Ms. Siew Yian Lee, to control all matters submitted to our general meeting for approval until such date as Avanta (BVI) Limited ceases to hold, or to have the right to vote, shares representing a majority of the outstanding votes. Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval. This will limit or preclude the ability of the holders of Class A Shares to influence corporate matters for the foreseeable future, including (i) mergers and consolidations, (ii) the election or removal of directors, (iii) making amendments to our Amended and Restated Memorandum and Articles of Association, which means the amended and restated memorandum of association and the amended and restated articles of association of our company adopted by special resolution passed on November 16, 2023, as amended from time to time, (iv) employment, including compensation arrangements, and (v) the power to prevent or cause a change in control.

As the interests of our largest shareholder may differ from those of our other shareholders, the disparate voting rights of the Class A Shares and Class B Shares may also prevent or discourage unsolicited acquisition proposals or offers for our share capital that our shareholders may feel are in their best interest. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Additionally, since our Class B Shares are not convertible into Class A Shares and can be transferred, unless all holders of the Class B Shares surrender their shares, our shareholding structure will remain as a dual-class structure.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Class A Shares. Under the Rule 4350(c) of Nasdaq, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq listing rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we may elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a controlled company could cause our Class A Shares to look less attractive to certain investors or otherwise harm our trading price.

As a company incorporated under the laws of the Cayman Islands, we are permitted to follow certain home country practices in relation to corporate governance matters in lieu of certain requirements under the Nasdaq corporate governance listing rules. These practices may afford less protection to shareholders than they would enjoy if we complied fully with the Nasdaq corporate governance listing standards.

As a company incorporated in the Cayman Islands, we are permitted to adopt certain home country practices in relation to corporate governance matters that differ significantly from the corporate governance listing requirements of Nasdaq. These practices may afford less protection to shareholders than they would experience if we complied fully with corporate governance listing requirements of Nasdaq. We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent directors; and (ii) there will be no requirement for our company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control. See “Certain Cayman Islands Company Considerations” for more information.

You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our Amended and Restated Memorandum and Articles of Association, the Companies Act (Revised) of the Cayman Islands, as amended from time to time, and the common law of the Cayman Islands.

The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some states in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have the standing to initiate a shareholder derivative action in a federal court of the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records (other than the memorandum and articles of association and any special resolutions passed by such companies, and the register of mortgages and charges of such companies) or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our Amended and Restated Memorandum and Articles of Association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

Certain corporate governance practices in the Cayman Islands, which is our home country, differ significantly from requirements for companies incorporated in other jurisdictions such as U.S. states. Currently, we plan to rely on home country practice with respect to any corporate governance matter. Accordingly, our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers.

As a result of all of the above, shareholders may have more difficulty in protecting their interests in the face of actions taken by our management and members of the board of directors than they would as shareholders of a company incorporated in a U.S. state. For a discussion of significant differences between the provisions of the Companies Act and the laws applicable to companies incorporated in a U.S. state and their shareholders,

Certain judgments obtained against us by our shareholders may not be enforceable.

We are an exempted company incorporated under the laws of the Cayman Islands. Our sole operating subsidiary was incorporated and is located in Singapore. Substantially all of our assets are located outside of the United States. In addition, all of our current directors and officers are nationals and residents of countries other than the United States and substantially all of the assets of these persons are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons or to enforce against us, our directors and officers, or our auditor judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and Singapore may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and Singapore, see “Enforceability of Civil Liabilities”. As a result of all of the above, our shareholders may have more difficulties in protecting their interests through actions against us, our officers, directors, or major shareholders, than would shareholders of a corporation incorporated in a jurisdiction in the United States.

It may be difficult to enforce a judgment of U.S. courts for civil liabilities under U.S. federal securities laws against us, our directors or officers in the Cayman Islands.

There is no statutory enforcement in the Cayman Islands of judgments obtained in the U.S., although the courts of the Cayman Islands will in certain circumstances recognize and enforce against us a foreign judgment, without any re-examination or re-litigation of matters adjudicated upon, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given; (iii) is final; (iv) is not in respect of taxes, a fine or a penalty; (v) was not obtained by fraud and (vi) is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, there is uncertainty as to whether the courts of the Cayman Islands would: recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of U.S. securities laws; and entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

We are an “emerging growth company,” as defined in the JOBS Act, and we may take advantage of certain exemptions from various requirements applicable to other public companies that are not emerging growth companies including, most significantly, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act for so long as we are an emerging growth company. As a result, if we elect not to comply with such auditor attestation requirements, our investors may not have access to certain information they may deem important.

The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to take advantage of the extended transition period, although we have adopted certain new and revised accounting standards based on transition guidance permitted under such standards earlier. As a result of this election, our future financial statements may not be comparable to other public companies that comply with the public company effective dates for these new or revised accounting standards.

We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

Because we are a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers, including:

●	the rules under the Exchange Act requiring the filing of quarterly reports on Form 10-Q or current reports on Form 8-K with the SEC;

●	the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act;

●	the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and

●	the selective disclosure rules by issuers of material non-public information under Regulation FD.

We are required to file an annual report on Form 20-F within four months of the end of each financial year. In addition, we intend to publish our financial results on a semi-annual basis through press releases distributed pursuant to the rules and regulations of Nasdaq. Press releases relating to financial results and material events will also be furnished to the SEC on Form 6-K. However, the information we are required to file with or furnish to the SEC will be less extensive and less timely compared to that required to be filed with the SEC by U.S. domestic issuers. As a result, you may not be afforded the same protections or information that would be made available to you if you were investing in a U.S. domestic issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

As discussed above, we are a foreign private issuer under the Exchange Act, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day, which means a day other than a Saturday, Sunday or public holiday in the U.S. on which licensed banks in the U.S. are generally open for normal business to the public, of an issuer’s most recently completed second financial quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2025. In the future, we would lose our foreign private issuer status if (1) more than 50% of our outstanding voting securities are owned by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, or we fail to meet additional requirements necessary to avoid the loss of foreign private issuer status. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms, which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to comply with U.S. federal proxy requirements, and our officers, directors and 10% shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of the Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we will incur significant additional legal, accounting, and other expenses that we will not incur as a foreign private issuer.

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Shares on Nasdaq.

We will incur additional legal, accounting, and other expenses as a public reporting company, particularly after we cease to qualify as an emerging growth company. For example, we will be required to comply with the additional requirements of the rules and regulations of the SEC and the Nasdaq rules, including applicable corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the number of additional costs we may incur as a result of becoming a public company or the timing of such costs.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs, and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidelines are provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may also initiate legal proceedings against us, and our business may be adversely affected.

Our wholly owned subsidiary, Springview Singapore, is subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As Springview Singapore is a Singapore incorporated company, it is required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as its Constitution. In particular, Springview Singapore is required to comply with certain provisions of the Securities and Futures Act 2001 of Singapore, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

Further issuances of Class B Shares may result in a dilution of the percentage ownership of the existing holders of Class A Shares as a total proportion of Ordinary Shares in our company.

We may issue more Class B Shares. The issuance of additional Class B Shares may result in dilution to holders of our Class A Shares. Each Class A Share entitles its holder to one vote per share, while each Class B Share carries 20 votes per share. As a result, holders of Class B Shares have significantly greater voting power than holders of Class A Shares. If we decide to issue more Class B Shares, it could have the effect of increasing the overall voting power of Class B shareholders relative to Class A shareholders, potentially diminishing the influence and control of Class A shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A shareholders.

The sale or availability for sale of substantial amounts of our Class A Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Shares in the public market, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Item 4. Information on the Company

4.A. History and Development of the Company

Our company, through our indirect wholly owned subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”), designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (“A&A”), and (iv) other general contracting services. For new construction, an existing house will be demolished, and a new house will be rebuilt. Our reconstruction work involves replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

Our projects are carried out in either (a) design and build mode or (b) construction mode. When we play a design and build role, we provide design input and also serve as the main contractor. For construction mode, we act only in the role of a contractor. For the design and build role, we collaborate with associated architectural firms to deliver tailored solutions consisting of conceptualized design drawings and detailed implementation plans which we then execute with the joint efforts of our experienced design team and construction team. For the contractor role, we provide our customers with quality construction work based on our team’s experience and existing relationships with architects and subcontractors.

With a considerable operating history dating back to 2002, we believe we have established a positive reputation in the busy Singapore real estate development market through customer relationships, leading to referrals from existing customers. Our operations team manages inquiries and feedback, working with subcontractors to address any issues that arise in our projects. We believe that effective communication through phone calls and instant messaging ensures quick issue resolution. In turn, we believe that our commitment to high-quality services and addressing customer feedback is vital for expanding our market share and ensuring overall business success of our company

Foreign Private Issuer Status

The Nasdaq listing rules include certain accommodations in the corporate governance requirements that allow foreign private issuers, such as us, to follow “home country” corporate governance practices in lieu of the otherwise applicable corporate governance standards of the Nasdaq. The application of such exceptions requires that we disclose each Nasdaq corporate governance standard that we do not follow and describe the Cayman Islands corporate governance practices we do follow in lieu of the relevant Nasdaq corporate governance standard. We currently follow Cayman Islands corporate governance practices in lieu of the corporate governance requirements of the Nasdaq in respect of the following:

●	the Shareholder Approval Requirements under Section 5635 of the Nasdaq listing rules; and

●	the requirement under Section 5605(b)(2) of the Nasdaq listing rules that the independent directors have regularly scheduled meetings with only the independent directors present.

B. Business Overview

Overview

Our company, through our indirect wholly owned subsidiary, Springview Singapore designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (“A&A”), and (iv) other general contracting services. For new construction, an existing house will be demolished, and a new house will be rebuilt. Our reconstruction work involves the replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

Our projects are carried out in either (a) design and build mode or (b) construction mode. When we play a design and build role, we provide design input and also serve as the main contractor. For construction mode, we act only in the role of a contractor. For the design and build role, we collaborate with associated architectural firms to deliver tailored solutions consisting of conceptualized design drawings and detailed implementation plans which we then execute with the joint efforts of our experienced design team and construction team. For the contractor role, we provide our customers with quality construction work based on our team’s experience and existing relationships with architects and subcontractors.

With a considerable operating history dating back to 2002, we believe we have established a positive reputation in the busy Singapore real estate development market through customer relationships, leading to referrals from existing customers. Our operations team manages inquiries and feedback, working with subcontractors to address any issues that arise in our projects. We believe that effective communication through phone calls and instant messaging ensures quick issue resolution. In turn, we believe that our commitment to high-quality services and addressing customer feedback is vital for expanding our market share and ensuring overall business success of our company.

Our Services

Our services mainly consist of providing new construction work, reconstruction work, A&A works, and other general contracting services for our customers.

New Construction

We possess extensive experience in assisting customers with the demolition and reconstruction of their homes, realizing their dream designs. When dealing with deteriorating structures, our clients often opt for a fresh start, enabling the creation of thoughtfully designed spaces free from the constraints of inconvenient columns. Our decades of experience ensure a quick and clean demolition process, laying the foundation for the rebuilding work.

Throughout the rebuilding process, drawing on our decades of experience in designing and constructing houses, we can bring our customers’ visions to life by conceptualizing the design plans they provide us. We also offer our customers our own customized design plans, blending practicality with aesthetic appeal.

See below for a visual representation of a new construction project we have completed:

A&A Work

We specialize in providing A&A work for existing structures, tailored to our customers’ requests. This often involves subtle adjustments to houses, including the construction of additional gross floor area — never exceeding 50% of the existing approved gross floor area. Whether it is the replacement or addition of columns, our A&A work ensures that modifications remain below 50%, preserving the essence of the original building while accommodating desired changes.

We prioritize our customers’ needs and align our efforts with the uniqueness of their homes. With meticulous attention to detail and a steadfast commitment to quality, our team can anticipate and adapt to our customers’ ever-changing requirements. Our goal is to ensure their satisfaction while maximizing the value of their properties.

See below for a visual representation of an A&A work we have completed:

Reconstruction

Our reconstruction endeavors entail the replacement of a substantial portion, typically exceeding 50% of gross floor area, of a residence. This may encompass the replacement of an entire floor, addition of an extra story, or comprehensive refurbishment of the entire edifice. Additionally, certain undertakings of a less extensive nature are categorized under the purview of reconstruction work. Examples include (a) augmenting the overall building story height, incorporating alterations or replacement of the existing roof (partial/full), culminating in a new story addition, and (b) a metamorphosis in the configuration of landed housing, such as the transition from a semi-detached dwelling to a detached residence.

With our dedicated team of adept designers and skilled construction personnel, we specialize in rejuvenating a building’s aesthetics through the modernization of existing fixtures and amenities. Our objective is to enhance the value of our customers’ properties while upholding the architectural integrity of the existing structure. Drawing upon our extensive decades of experience, we meticulously devise plans that contribute to the overall harmony of our projects.

See below for a visual representation of a reconstruction project we have completed:

Other General Contracting Services

We also provide a comprehensive suite of other general contracting services, such as renovation and design consultation, space planning, bespoke carpentry as well as project management. We work with our customers on their vision and budget constraints, collaborating to develop a feasible design concept.

Our Customers

We offer our customers two contract options based on their needs and requirements: a design and build model, where we act as both the architect responsible for designing the project and the main contractor responsible for the construction; or serving as the contractor, where we collaborate with architects to help customers bring their designs to life.

For the year ended December 31, 2024, our top ten customers collectively accounted for approximately 98% of our revenue, with two customers contributing approximately 19% each to the company’s total revenue. For the year ended December 31, 2023, our top ten customers collectively accounted for approximately 94% of our revenue, with two customers contributing approximately 17% each to the company’s total revenue. For the year ended December 31, 2022, our top ten customers collectively accounted for approximately 87% of our revenue, with two customers contributing approximately 19% each to the company’s total revenue. All the customers are individual and independent homeowners in Singapore. Throughout our long operating history, we believe that we have built a good reputation in the local market premised upon strong relationships with every customer, resulting in glowing referrals from previous customers. We believe that our continuous effort in providing high-quality services to our customers is key to increasing our market share in the construction industry. We have in place an operation team that manages general inquiries, complaints, and feedback from our customers. They are also responsible for working with our subcontractors to resolve any complaints. The most efficient and main channel for communication used between our operations team and our customers and subcontractors is telephone call or instant messaging. This has allowed us to resolve issues quickly.

We recognize that having a high level of customer satisfaction is crucial in helping us maintain a strong reputation in the market and cultivate customer loyalty. As such, we monitor the quality of our projects and customer feedback closely with the goal of increasing service quality and customer satisfaction.

General Terms of Design and Build Agreements with Customers

We enter into design and build agreements with our customers per request. Although the terms of design and build agreements may vary, the material terms that are generally contained in our agreements with major customers are set out below:

Scope of work and services	Each design and build agreement specifies our responsibilities, which typically encompass the following:

●   Building design

●   Preparing development cost estimates and material specifications

●   Carrying out construction work

●   Obtaining the necessary authority approvals and certificates of statutory completion.

Project timeframe Generally, based on the complexity and scope of work, a general timeframe will be suggested.

Extension of Time

In our agreements, a wide range of situations is outlined where we are not reasonably expected to bear responsibility for failing to complete the work on time.

We have the right to extend the project timeline for reasons such as significant additional work resulting from employers’ additional requests or site constraints, actions or omissions of subcontractors and suppliers directly engaged by our customers, and unexpected material shortages.

Fee	The fee is determined by us and each individual customer and thus, it varies.

Liability

Generally, the design and build agreements set out the respective rights and obligations of our company and our customers.

We will be liable for liquidated damages resulting from a failure to complete the work within the agreed timeframe.

General Terms of Construction Agreements with Customers

We entered into construction agreements with our customers upon request. These agreements typically include similar material terms as the design and build agreements, covering (a) the scope of work, (b) contract sum, (c) completion time, (d) payment terms, (e) insurance policies, and (f) compliance with various construction requirements.

Credit and Provision Policy

We generally grant our customers a credit period of less than 30 days from the invoice day. The length of credit period granted varies on a case-by-case basis depending on the workload, the length of the relationship with these customers and the payment method.

Our Subcontractors

We have a strong team of building designers and construction workers that enable us to handle the requests of our customers. However, based on the needs and situations of each project, we from time to time engage the subcontractors to help us handle the specialized parts of work, such as wire networks or light strips. Our commitment to customer satisfaction extends to our strong relationships with our subcontractors and suppliers, which we have developed over the course of our business. This has allowed us to accomplish projects with minimal delay due to unsatisfactory work or a lack of material. We hold our suppliers and subcontractors to the same high standards which we set for ourselves, ensuring a consistent and reliable product which our customers are satisfied with.

For the years ended December 31, 2022, 2023 and 2024, the company did not have significant subcontractors accounting for more than 10% of total purchases.

Subcontracting Arrangement

We continuously conduct a comprehensive assessment of our subcontractors in order to better control the quality of their work. We place orders with these subcontractors on a back-to-back basis, once we require the service of these subcontractors, we will allocate the work to the subcontractors and pass along the relevant information contained in the agreements we have entered into with our customers to them. Such back-to-back arrangements can ensure the quality and quantity of our construction developments rendered by our subcontractors are in compliance with our customers’ requirements. Our subcontractors will then arrange for a team of well-trained workers to fulfill our needs.

We usually enter into master agreements with these subcontractors setting out the principal terms of the subcontracting arrangement, the material terms that are generally contained in our agreements with major subcontractors are set out below:

Scope of Work	A project-specific scope of work is defined in each subcontracting agreement to avoid its classification as additional work that incurs additional cost.

Payment Fees	The fee is determined by us and each individual subcontractor and thus, it varies.

Payment Terms	Generally, a certain percentage of the subcontract sum is required to be paid in advance as a deposit. The remaining fees are typically paid phase by phase as the project progresses, with the majority of the fees paid upon completion of the actual work.

Insurance	Generally, plant insurance is taken up by our subcontractor. The policies of insurance against injuries to persons and property, as well as work injury compensation, are determined on a case-by-case basis.

Liability	Our subcontractor is liable for any costs resulting from a failure to complete the work within the agreed timeframe.

Force Majeure	Our subcontractor is not liable for any losses or damages resulting from unexpected material shortages.

As of the date of this annual report, we have not experienced any material dispute with our subcontractors. We do not foresee any material difficulties in sourcing substitute subcontractors if we terminate our relationship with any of the existing subcontractors.

Our Suppliers

We did not establish any long-term supplier agreements in the last fiscal year. For the years ended December 31, 2022, 2023 and 2024, our company did not have significant suppliers accounting for more than 10% of total purchases. We normally enter into agreements with suppliers on a case-by-case basis, selected through a tendering process or negotiation. They generally supply us with sand, cement, solid wood, plywood, etc. These general agreements outline the principal terms of the supply arrangement, such as price and payment terms.

Sales and Marketing

Our sales and marketing mainly depend on the management team based in Singapore. Our CEO, Zhuo Wang oversees our sales and marketing. We believe that we have a dedicated sales and marketing team providing top notch services to customers in Singapore.

One of our key channels for marketing is through word-of-mouth referrals from our existing customers and business contacts. We believe that our high-quality sales staff services result in strong word-of-mouth referrals and positive customer reviews, which increase customer awareness of our brand. As we gain trust from our customers, they often refer us to their social network, or return to us for their other construction and renovation needs. We intend to continue to invest resources in our marketing efforts.

Competition

The building contractors industry is growing and increasingly competitive. We compete with contractors, interior designers, and other industry professionals for the same pool of potential customers. We also believe some of our competitors may be better funded or better connections than us. Nonetheless, we believe that we are well positioned to compete in the industry because of our previously established track record in the industry.

Competitive Strengths

We believe that we differentiate ourselves from our competition and have been able to grow our business as a result of the following competitive strengths:

We have an experienced management team.

We have an experienced management team, led by Mr. Zhuo Wang and Ms. Siew Yian Lee, our Chief Executive Officer and executive director, respectively, who have been instrumental in spearheading the growth of our Group. Mr. Zhuo Wang has many years of experience in sales and marketing roles. Additionally, he has gained diverse work experience across different companies, providing professional advice on company operations and showcasing a sophisticated understanding of the design and build contractor industry through his management of related field companies. Ms. Lee has over 20 years of experience in the interior design services and building contractors industry and is primarily responsible for managing and directing our company’s building works, overseeing their execution and performance. Our Group is also supported by an experienced management team with substantial experience in the interior design services and building contractors industry.

Our directors believe that the combination of our management and engineering teams’ expertise and knowledge of the market have been and will continue to be our Group’s valuable assets and strive our Group towards greater success.

We provide one-stop service to our customers with a strong in-house team of designers, electricians, construction workers and project managers. This helps increase the customer stickiness and chances of future projects and referrals.

We offer a comprehensive one-stop service to our customers, backed by a robust in-house team comprising designers, electricians, construction workers, and project managers. Our range of services encompasses design, construction, furniture customization, and project management. With a highly qualified and experienced in-house team of experts in various fields, our one-stop service reinforces our customer relationships, resulting in a higher volume of projects and referrals. Furthermore, our after-sales services, specifically addressing defect repair and post-project maintenance, enable us to maintain close connections with our customers, further boosting the likelihood of them choosing us for their upcoming projects.

Business Strategies

We intend to strengthen our market position in the construction industry, by implementing the following business strategies and plans.

Enhance Client Relationships and Reputation

We believe that building strong relationships with customers and maintaining a positive reputation is essential for growth. We can achieve this by delivering projects on time and within budget, providing excellent customer service, and ensuring customer satisfaction. Positive client testimonials and referrals can help attract new customers and contribute to the contractor’s growth.

Invest in Technology and Innovation

Embracing technology and innovation is crucial for our growth. By adopting advanced construction management software, Building Information Modelling (BIM) technology, and other innovative tools, we can improve project efficiency, reduce costs, and deliver higher-quality results. Staying up to date with industry trends and embracing sustainable construction practices are also part of our strategy.

Enhancing service capacity by expanding in-house teams of workers

As at the date of this annual report, we have assembled a team comprising construction workers, electricians, tilers, designers, and a project manager. Our plan is to gradually recruit more qualified and experienced professionals to expand our service capabilities. We believe that this strategic move will expedite our business growth.

Adopting a more aggressive marketing strategy

In order to increase our business opportunities, we plan to carry out strong advertisement and marketing campaigns on both digital and traditional media channels to enhance customer awareness and attract new customers. We believe publishing TV ads and radio ads can help reach our potential customers who are less tech-savvy and simultaneously carrying out certain popular digital marketing campaigns with proven track records, including search engine optimization and social media marketing, can help promote our corporate image and make our services more popular.

Expand business and operations through joint ventures and/or strategic alliances

We intend to continue focusing on our principal business activities in the building and renovation industries. To do so, we plan to explore opportunities to collaborate with suitable partners in these industries through strategic alliances, joint ventures and investments. As at the date of this annual report, we have not identified any potential joint ventures and/or strategic alliances.

Real Property

A description of our company’s leased real properties in Singapore is below:

Location	Usage	Lease Period	Rent (per month)	Approximate area
3004 Ubi Avenue 3 #03-90 Kampong Ubi Industrial Estate, Singapore 408860	Office	May 1, 2020 – Apr 30, 2026	Year 1 to 3: S$1,006.07 Year 4: S$1,106.68 Year 5 and 6: S$1,140.44	71.1m2
203 Henderson Rd #06-01, Henderson Industrial Park, Singapore 159546	Office	Dec 25, 2024 – Dec 26, 2026	S$6,537.5

Impact of COVID-19 on Our Business and Operations

Impact on Our Group

Since early 2020, the ongoing COVID-19 pandemic has caused significant disruption to the economics of the market we operate in Singapore. The Singapore government had imposed strict travel and movement restrictions. This affected our ability to conduct meetings with customers, and for our employees to perform construction related work at the assigned locations.

The infections caused by the Omicron variants in early 2022 have brought significant interruption to our operations and lead to a dramatic increase in material cost and labor cost in 2022. We cannot assure you that the COVID-19 pandemic will not materially affect our business, financial performance, and operations in the future.

Control Measures

Our Group has also adopted control measures to protect our employees, workers and customers from outbreaks of infectious diseases, which are in line with the advisories issued by the MOM on best practices to be adopted by workplaces in Singapore, such as requiring our staff who interact with our customers to wear personal protective equipment (such as face masks and gloves), and monitoring the stock of personal protection equipment for our staff and workers.

While global health conditions have materially improved through 2022, 2023 and 2024, with widespread vaccination programs and enhanced treatment protocols, COVID-19 remains a consideration in our risk assessment framework. The virus continues to evolve, and while its impact has diminished significantly, potential future variants or outbreaks could still affect our operations. In the event any staff member exhibits symptoms of or tests positive for COVID-19, we may need to implement established health and safety protocols, which could include temporary operational adjustments, facility sanitization procedures, and workforce reallocation. We maintain robust business continuity plans and work in close coordination with our customers to minimize any potential disruptions, though we cannot predict with certainty the future course of public health conditions or their impact on our business.

Licenses and Permits and Registrations

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Builders Licensing Scheme	Singapore Building and Construction Authority	July 8, 2027	Springview Singapore

Certifications

We received the bizSAFE Level 3 certificate from the Workplace Safety and Health Council on June 21, 2022. The certificate is valid until June 20, 2025.

Intellectual Property

Domain

We have the right to use the following domain registration issued in Singapore:

Number	Domain Name	Owner
1	springviewggl.com	Springview Singapore

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Employees

We employed 71 persons as of December 31, 2024, 72 persons as of December 31, 2023, and 63 persons as of December 31, 2022, who are all located in Singapore. All of our employees are full-time employees. We do not have any part-time employees.

The following table sets forth the breakdown of our employees by activity as of December 31, 2024, December 31, 2023 and December 31, 2022:

Function	December 31, 2022	December 31, 2023	December 31, 2024
Management	3	3	3
Finance and Administrative	2	2	2
Quantity surveyor/Drafting	8	8	8
Projects	50	59	58
Total	63	72	71

Our employees are not covered by collective bargaining agreements. We consider our labor practices to be in line with customary industry practice.

Insurance

In relation to each project undertaken by our company, we maintain commercial all risks property insurance policies covering our business premises in accordance with customary industry practice; as well as insurance policies covering heads of liability such as workmen’s compensation, public liability and contractors’ all risk as required from time-to-time by our customers. We carry occupational injury and medical insurance for our employees, in compliance with applicable regulations. We will continue to review and assess our risk portfolio and make necessary and appropriate adjustments to our insurance practices to align with our needs and with industry practice in Singapore.

Litigation and Other Legal Proceedings

Because of the nature of our business, we and our subsidiaries have been and may from time to time be involved in various legal proceedings and claims in the ordinary course of business, including contractual disputes and other commercial disputes. Except as disclosed below, to our knowledge, we are not a party to any legal or governmental proceedings (including any pending or known to be contemplated) which may have a material adverse effect on our business, financial condition, or results of operation.

In 2019, Springview Singapore was under contract to reconstruct an existing 2-story semi-detached dwelling house. On 4 March 2019, three foreign workers were performing their jobs when the floor slab of the balcony unexpectantly collapsed. One worker who was standing on the floor slab suffered fatal injury while another suffered multiple fractures after falling from the scaffold on the balcony (collectively, the “accident”).

Following the accident, Springview Singapore was charged for alleged violation of Section 12(1) of the Workplace Safety and Health Act for failure to take reasonably practicable measures to ensure the safety of its employees at work (“WSHA Charge”), which is punishable under Section 50(b) of the WSHA. Springview Singapore was also charged pursuant to Section 20(1)(a) of the Building Control Act for allegedly carrying out building work that were not in accordance with the plans approved by the Commissioner of Building Control under Section 5 of the Building Control Act, thereby allegedly contravening Section 20(1)(a) of the Building Control Act (“BCA Charge”).

On or around June 30, 2023, Springview Singapore claimed trial against the WSHA Charge, while the BCA Charge is held in abeyance pending the outcome of the WHSA Charge. The trial in relation to the WSHA Charge is currently ongoing as the Company believes the charge to be meritless. It is currently difficult to estimate the amount, if any, of any fines that may be imposed on us in connection with the WSHA Charge and/or the BCA Charge. With regard to the WSHA Charge, we have been advised by our counsel relating to this litigation matter, Meritus Law LLC, that the approximate range of fines imposed for workplace accidents involving at least one fatality (which are similar in nature to the WSHA Charge) is between S$150,000.00 (or US$112,500)–S$250,000.00 (US$187,500). We have also been advised that the maximum fine prescribed for offences punishable under Section 50(b) of the WSHA is the sum of S$500,000.00 (or US$375,000).

In October 2021, a claim was filed whereby a foreign worker of Springview Singapore for injuries suffered arising out of alleged negligence by Springview Singapore claiming damages for an unspecified amount. The Company has previously obtained insurance that adequately provides coverage for any damages resulting from this claim.

In December 2022, there was a claim filed against Springview Singapore (the main contractor of a construction project) and Mastercoat Services Pte Ltd, the sub-contractor of Springview Singapore, seeking to hold both parties jointly and severally liable, by an employee of Mastercoat Services Pte Ltd (Mr. Panchalan Rajagopalan) for damages arising out of injuries and losses suffered as a result of a work accident. On March 14, 2025, parties reached an amicable settlement for which Springview Singapore, the defendant in the case, paid a sum of S$45,000 to the claimant in full and final settlement.

C. Organizational structure.

Springview BVI, which refers to Springview (BVI) Ltd., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands on October 11, 2023, and Springview Singapore, which refers to Springview Enterprises Pte. Ltd., a company incorporated in Singapore on June 3, 2002, are our wholly owned subsidiaries. The following sets forth the holdings of the Class A Shares and Class B Shares as of the date of this annual report, as well as the shareholder’s respective voting power.

D. Property, Plant and Equipment

Facilities

Our company was incorporated as an exempted company under the laws of the Cayman Islands with limited liability on September 27, 2023. Our company’s authorized share capital is $50,000 divided into 400,000,000 Class A Shares and 100,000,000 Class B Shares. As of the date of this annual report, there are 11,500,000 Class A Shares and 10,000,000 Class B Shares issued and outstanding. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

Our principal executive office is at 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore 159546. Our telephone number at this location is +65 6271 2282. Our principal website address is https://www.springviewggl.com/. The information contained on our website does not form part of this annual report. Our agent for service of process in the United States is Cogency Global Inc., 122 E. 42nd Street, 18th Floor, New York, New York 10168.

Intellectual Property

Domain

We have the right to use the following domain registration issued in Singapore:

Number	Domain Name	Owner
1	springviewggl.com	Springview Singapore

We were not involved in any proceedings with regard to, and we have not received notice of any claims of infringement of, any intellectual property rights that may be threatened or pending, in which we may be involved either as a claimant or respondent.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. KEY INFORMATION - D. Risk Factors” and elsewhere in this annual report.

5.A. Operating Results

Overview

Our company, through our indirect wholly owned subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”) designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (“A&A”), and (iv) other general contracting services. For new construction, an existing house will be demolished and a new house will be rebuilt. Our reconstruction work involves replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

Our projects are carried out in either (a) design and build mode or (b) construction mode. When we play a design and build role, we provide design input and also serve as the main contractor. For construction mode, we act only in the role of a contractor. For the design and build role, we collaborate with associated architectural firms to deliver tailored solutions consisting of conceptualized design drawings and detailed implementation plans which we then execute with the joint efforts of our experienced design team and construction team. For the contractor role, we provide our customers with quality construction work based on our team’s experience and existing relationships with architects and subcontractors.

With a considerable operating history dating back to 2002, we believe we have established a positive reputation in the busy Singapore real estate development market through customer relationships, leading to referrals from existing customers. Our operations team manages inquiries and feedback, working with subcontractors to address any issues that arise in our projects. We believe that effective communication through phone calls and instant messaging ensures quick issue resolution. In turn, we believe that our commitment to high-quality services and addressing customer feedback is vital for expanding our market share and ensuring overall business success of our company.

Factors Affecting Our Financial Condition and Results of Operations

Our results of operations have been and will continue to be affected by several factors, including those set out below:

We operate in a highly competitive industry and our competitors may be more successful in securing contracts

We face significant competition within the construction industry and certain of our competitors may have greater financial resources and manpower, stronger track record and more established reputation in the market that provide them with advantage in sourcing for new customers and business opportunities. Additionally, our competitors may be aggressive in their pricing policies or offer additional services to secure contracts in tenders that we participate in. We believe that we have developed a well-regarded reputation and notable branding in the market for completing high quality projects, and coupled with the strong relationships that we have nurtured and maintained with our customers, sub-contractors, suppliers and external consultants, all of which serve as reliable sources of new project referrals, will allow us to maintain our competitiveness in the market and acquire new customers effectively. However, if we are unable to maintain our reputation in delivering high quality projects in a timely manner to the satisfaction of our customers, we might not compete successfully with our competitors and may adversely affect our business and results of operations.

Our revenue and profitability are unpredictable due to the nature of our business

Revenue from our construction projects is non-recurring in nature and on a project-by-project basis, which results in unpredictability in our revenue and profitability from period to period. We recognize revenue from ongoing contracts based on percentage of work performed, and certain ongoing contracts may last for more than a year and the revenue from such projects may be recognized across financial years. The revenue and profitability recorded for a financial period may fluctuate depending on the stage of completion for our ongoing contracts and thus the short-term results of operations may not be indicative of future financial performance and prospects of our business. We are constantly active in building our contract pipeline via participation in tenders and seeking referrals from various channels in order to secure new contracts and achieve growth in revenue. However, there is no assurance that we are able to successfully secure new projects to replace completed projects, or continually secure projects that have a higher or comparable contract values and margins, which may materially and adversely affect our business and results of operations.

We generally depend on our subcontractors and suppliers to perform their obligations in order to bring our projects to completion and meet our customers’ requirements

The provision of construction services is highly demanding and requires our company to effectively co-ordinate and leverage both internal and external resources, the latter mainly involving subcontractors and suppliers. We are dependent on our subcontractors and suppliers to deliver quality product or services that we engage them for, such as supply of building materials and ventilation work, in order to fulfil our own contractual obligations to the customers in delivering completed projects based on the contracted scope of work and design. While we have developed and maintained strong relationships and rapport with several trusted suppliers and subcontractors that have been providing us with quality products and services in a timely manner, there is no assurance that they will continue to render products and services that meet our requirements in terms of quality and timing in the future. Further, despite our company’s best effort in screening the subcontractors that we engage for our projects for their competency based on several factors including track record, reputation, and price competitiveness, we bear certain risks associated with subpar or nonperformance by our subcontractors as the subcontractors do not have a direct contractual relationships with our customers, Moreover, we do not have any long-term agreements with our subcontractors or suppliers, and hence we cannot be assured that we can procure similar arrangements from our existing subcontractors or suppliers at a reasonable rate that meets our budget, or that we can successfully engage with alternative providers if such events do occur, which may result in our business and results of operations being materially and adversely impacted.

We are subject to several macro-economic, regulatory, social and other factors which are beyond our control

We operate within Singapore’s construction and major A&A industry and are affected by several factors including macro-economic, regulatory, social and political conditions which are beyond our company’s control. We depend on Singapore to continue to be a stable and attractive country for residency purposes as majority of our customers are residential homeowners seeking to build properties that fit their aspirations. The growth of our target customer segment in Singapore may be influenced by the country’s political and social stability, key policies and regulations related to taxation and immigration as well as overall business and market sentiment, all of which are beyond our control. Additionally, our business is also affected by inflation and interest rate environment. As of the date of this prospectus, we have witnessed the impact of inflation on our operations. For example, we have seen a rise in the prices of our construction materials and in the wages of our laborers as a result of inflation. In the event of heavier inflationary pressure in the future, our project costs could be elevated even further. There is no guarantee that we will be able to efficiently pass on the resulting rise in such costs to our customers. An increase in interest rates may also result in a higher borrowing cost for our business. There can be no guarantee that any of these factors beyond our control will not develop in a manner that may have an adverse and material effect on our business operations in the future.

Key Components of Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this prospectus. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Revenue	13,167,319	8,811,646	6,449,748	(4,355,673)	(33.1)
Revenue from a related party	185,694	-	-	(185,694)	(100.0)
Total Revenue	13,353,013	8,811,646	6,449,748	(4,541,367)	(34.0)

Cost of revenue	(8,534,597)	(7,907,554)	(5,787,992)	627,043	(7.3)
Cost of revenue from a related party	(176,851)	-	-	(176,851)	(100.0)
Total Cost of revenue	(8,711,448)	(7,907,554)	(5,787,992)	803,894	(9.2)
Gross profit	4,641,565	904,092	661,756	(3,737,473)	(80.5)

Operating expenses
General and administrative expenses	(1,720,155)	(2,028,293)	(1,484,624)	(308,138)	17.9
Total operating expenses	(1,720,155)	(2,028,293)	(1,484,624)	(308,138)	17.9

Income (loss) from operations	2,921,410	(1,124,201)	(822,868)	(4,045,611)	(138.5)

Other income (expenses)
Interest expenses, net	(78,069)	(108,673)	(79,544)	(30,604)	39.2
Other income	24,834	35,786	26,194	10,952	44.1
Total other income (expense), net	(53,235)	(72,887)	(53,350)	(19,652)	(36.9)

Income (loss) before income taxes	2,868,175	(1,197,088)	(876,218)	(4,065,263)	(141.7)
Income tax (expenses) benefit	(478,009)	165,950	121,468	643,959	(134.7)
Net income (loss)	2,390,166	(1,031,138)	(754,750)	(3,421,304)	(143.1)

Comparison of Years Ended December 31, 2023 and 2024

Revenue

We generate revenue mainly from construction projects with the following major categories of work: (i) new construction, (ii) reconstruction, (iii) Addition & Alterations (A&A), and (iv) other general contracting services, such as renovation and design consultation. Due to our business nature, the majority of our revenue is driven by standalone projects with varying contract sizes on a non-recurring basis. We recognize revenue from our construction projects over time and referencing the stage of completion via input method, which is based on our actual costs incurred for the project during the period relative to the total estimated costs for the project.

The following table sets forth our revenue by revenue categories for the periods indicated.

	For the Years Ended December 31,
	2023	2023	2024	2024	2024	Variances
	S$	% of revenue	S$	% of revenue	US$	S$	%
New construction	7,675,725	57.5	7,600,302	86.3	5,563,096	(75,423)	(1.0)
Reconstruction	1,599,688	12.0	180,203	2.0	131,901	(1,419,485)	(88.7)
A&A	3,628,036	27.2	999,031	11.3	731,248	(2,629,005)	(72.5)
Other general contracting services	449,564	3.3	32,110	0.4	23,503	(417,454)	(92.9)
Total revenue	13,353,013	100.0	8,811,646	100.0	6,449,748	(4,541,367)	(34.0)

During the years ended December 31, 2023, and 2024, projects involving new construction work accounted for the largest proportion of our revenue generated for the periods, representing approximately 57.5% and 86.3% of the total revenue, respectively. Revenue from reconstruction work accounted for approximately 12.0% and 2.0% of the total revenue for the years ended December 31, 2023 and 2024. Additions and alterations (A&A) work represented 27.2% of revenue in 2023, decreasing to 11.3% in 2024. Revenue from other general contracting activities accounted for 3.3% in 2023 and further decreased to 0.4% in 2024.

Our total revenue decreased by S$4,541,367, or 34.0%, from S$13,353,013 for the year ended December 31, 2023, to S$8,811,646 (US$6,449,748) for the year ended December 31, 2024. This decline is primarily attributed to a reduction in new projects signed during the year, particularly in the Reconstruction and A&A categories. Revenue from new construction work saw a slight decrease of S$75,423, or 1.0%, from S$7,675,725 in 2023 to S$7,600,302 (US$5,563,096) in 2024, reflecting a slower pace of new project initiation. Revenue from reconstruction work experienced a significant drop of S$1,419,485, or 88.7%, from S$1,599,688 in 2023 to S$180,203 (US$131,901) in 2024, as most projects in this category were completed in the prior year. Similarly, revenue from A&A work decreased sharply by S$2,629,005, or 72.5%, from S$3,628,036 in 2023 to S$999,031 (US$731,248) in 2024, as major projects initiated in late 2022 and early 2023 reached completion by late 2023 and early 2024, resulting in minimal revenue contribution in 2024. Additionally, our other general contracting services also decreased by 417,454, or 92.9%, from S$449,564 for the year ended December 31, 2023 to S$32,110 (US$23,503) for the year ended December 31, 2024, primarily due to the absence of new design consultancy services in 2024. The declines in reconstruction, A&A, and other general contracting services were largely attributable to increased industry competition and a broader economic slowdown. The overall decline underscores the impact of fewer new projects signed in 2024, leading to reduced revenue across key categories.

	For the Years Ended December 31,
	2023	2023	2024	2024	2024	Variances
	S$	% of revenue	S$	US$	% of revenue	S$	%
Commercial customers	1,773,491	13.3	575,820	421,475	6.5	(1,197,671)	(67.5)
Residential customers	11,579,522	86.7	8,235,826	6,028,273	93.5	(3,343,696)	(28.9)
Total revenue	13,353,013	100.0	8,811,646	6,449,748	100.0	(4,541,367)	(34.0)

The majority of our revenue is derived from projects contracted with residential customers. Revenue from commercial customers decreased by S$1,197,671, or 67.5% from S$1,773,491 for the year ended December 31, 2023 to S$575,820 (US$421,475) for the year ended December 31, 2024. Revenue from residential customers decreased by S$3,343,696, or 28.9% from S$11,579,522 for the year ended December 31, 2023 to S$8,235,826 for the year ended December 31, 2024. This overall revenue contraction was primarily driven by fewer new projects, reflecting the impact of a broader economic slowdown on our operations during the year.

Revenue from commercial accounted for 6.5% and residential customers accounted for 93.5% for the year ended December 31, 2024. Revenue from commercial accounted for 13.3% and residential customers accounted for 86.7% the year ended December 31, 2023. The company’s strategic focus on expanding its residential customer base.

Cost of revenue

	For the Years Ended December 31,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Subcontracting costs	4,320,487	3,938,327	2,882,687	(382,160)	(8.8)
Material costs	2,114,698	1,560,316	1,142,084	(554,382)	(26.2)
Labor costs	1,280,955	1,367,808	1,001,177	86,853	6.8
Equipment rental and site costs	367,034	323,209	236,576	(43,825)	(11.9)
Other direct costs	628,274	717,894	525,468	89,620	14.3
Total cost of revenue	8,711,448	7,907,554	5,787,992	(803,894)	(9.2)

The cost of revenue primarily consisted of subcontracting costs, material costs, labor costs, equipment rental and site costs and other direct costs incurred in contract performance. The total cost of revenue decreased by S$803,894, or 9.2%, from S$8,711,448 for the year ended December 31, 2023, to S$7,907,554 ($5,787,992) for the year ended December 31, 2024. This decline of approximately 9.2% was in line with decrease in revenue and was primarily driven by decreases in subcontracting costs, material costs, equipment rental, and site expenses.

Subcontracting costs decreased by S$382,160, or 8.8%, from S$4,320,487 for the year ended December 31, 2023 to S$3,938,327 ($2,882,687) for the year ended December 31, 2024. Similarly, material costs decreased by S$554,382, or 26.2%, from S$2,114,698 for the year ended December 31, 2023 to S$1,560,316 ($1,142,084) for the year ended December 31, 2024. Equipment rental and site costs decreased by S$43,825, or 11.9%, from S$367,034 for the year ended December 31, 2023 to S$323,209 ($236,576) for the year ended December 31, 2024.

These reductions were driven by a lower number of new projects in 2024, which decreased overall construction activity. With fewer projects underway, we required fewer subcontractors and materials, leading to significantly lower costs.

Labor costs increased by S$86,853, or 6.8%, from S$1,280,955 for the year ended December 31, 2023 to S$1,367,808 ($1,001,177) for the year ended December 31, 2024, this increase was primarily due to additional labor required for three major projects that involved rework. Other direct costs increased by S$89,620, or 14.3%, from S$628,274 for the year ended December 31, 2023 to S$717,894 ($525,468) for the year ended December 31, 2024. This surge was mainly attributed to additional dormitory rental costs due to the operation of an extra dormitory this year.

Gross Profit

For the years ended December 31, 2023 and 2024, our gross profits were S$4,641,565 and S$904,092 ($661,756), respectively, and our gross profit margins were approximately 34.8% and 10.3%, respectively. Our gross profit decreased by S$3,737,473, or approximately 80.5% primarily due to a significant decline in revenue recognized and lower margins resulting from a more competitive market environment in 2024. Additionally, there was addition costs incurred to maintain relationship with certain customers who require additional work for renovation, which placed additional pressure on the gross profit margin. We expects this type of additional costs to be rare exceptions.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Staff expenses	832,317	983,540	719,909	151,223	18.2
Depreciation and amortization	66,965	23,364	17,101	(43,601)	(65.1)
Lease expenses	136,832	179,832	131,629	43,000	31.4
Medical and insurance expenses	82,159	65,245	47,757	(16,914)	(20.6)
Transport and entertainment	80,808	35,276	25,821	(45,532)	(56.3)
Professional fees	378,778	686,744	502,667	307,966	81.3
Provision for fines and charges	44,666	14,850	10,870	(29,816)	(66.8)
Other miscellaneous expenses	97,630	39,442	28,870	(58,188)	(59.6)
General and administrative expenses	1,720,155	2,028,293	1,484,624	308,138	17.9

General and administrative expenses consisted primarily of staff expenses, depreciation and amortization, operating lease expenses, medical and insurance, transport and entertainment, professional fees, provision for fines and charges and other miscellaneous expenses. General and administrative expenses increased by S$308,138 or 17.9%, from S$1,720,155 for the year ended December 31, 2023, to S$2,028,293 ($1,484,624) for the year ended December 31, 2024, primarily driven by higher advisory fees incurred during the fourth quarter of 2024. Professional fees increased by S$307,966 or 81.3%, from S$378,778 for the year ended December 31, 2023, to S$686,744 ($502,667) for the year ended December 31, 2024, this surge was primarily driven by higher professional fees associated with the company’s IPO. Other miscellaneous expenses decreased by S$58,188 or approximately 59.6%, from S$97,630 for the year ended December 31, 2023 to S$39,442 ($28,870) for the year ended December 31, 2024. The decline was primarily due to a reduction in the allowance for credit losses, which amounted to S$30,037 for the year, compared to a higher provision in the prior year. The staff expenses increase by S$151,223, or 18.2% from S$832,317 for the year ended December 31, 2023 to S$983,540 ($719,909) for the year ended December 31, 2024 as the company maintained the workforce to preserve operational capabilities and avoid the long-term costs of talent attrition and rehiring. Provision for fines and charges decreased by S$29,816, or 66.8% from S$44,666 for the year ended December 31, 2023 to S$14,850 ($10,870) for the year ended December 31, 2024, mainly due to fewer operational incidents during the year.

Interest Expenses, Net

Interest expenses, net mainly included accrued interest from loans and borrowings, lease liabilities and amount due to related parties. Interest expenses, net increased by S$30,604, or approximately 39.2% from S$78,069 for the year ended December 31, 2023, to S$108,673 ($79,544) for the year ended December 31, 2024. The increase was mainly due to an increase in accrued interest expenses from amount due to a related party and interest generated from the bank loans for the year ended December 31, 2024.

Other Income

Other income primarily consisted of government grants and other miscellaneous income. Other income increased by S$10,952 or approximately 44.1% from S$24,834 for the year ended December 31, 2023, to S$35,786 (US$26,194) for the year ended December 31, 2024. The increase was principally attributable to higher interest income earned from short-term lending activities to a third party.

Income Tax Expense

Our income tax expenses were S$478,009 for the year ended December 31, 2023 and income tax benefit was S$165,950($121,468) for the year ended December 31, 2024. The lower income tax expenses in 2024 align with our decreased income before tax, which primarily due to the loss and reverse of DTL arising from the unbilled revenue.

Net Income (loss)

As a result of the foregoing, our profit for the year decreased by S$3,421,304, or approximately 143.1%, from S$2,390,166 for the year ended December 31, 2023, to a loss of S$1,031,138 ($754,750) for the year ended December 31, 2024.

Earnings (loss) Per Share

Our earnings (loss) per share decreased by approximately S$0.17, or 141.7%, from approximately S$0.12 for the year ended December 31, 2023 to a loss of approximately S$0.05 ($0.04) for the year ended December 31, 2024. The computation of earnings per share is based on 21,500,000 of the total issued and outstanding shares of our Class A Shares and Class B Shares, retrospectively after a reorganization of our company.

Liquidity and Capital Resources

As of December 31, 2023 and 2024, our cash balances amounted to approximately S$698,106 and S$3,373,424 ($2,469,202), respectively, and our current assets were S$6,048,082 and S$10,731,442 ($7,854,956), respectively, and our current liabilities were S$3,363,968 and S$4,002,580 ($2,929,718), respectively. For the years ended December 31, 2023 and 2024, we generated profit for the year of S$2,390,166 and a loss of S$1,031,138 ($754,750), respectively.

In assessing our liquidity, the management believes that our current cash and working capital will be sufficient to support our continuous operations and meet our 3rd parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the consolidated financial statements.

Our liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, we have financed our operations mainly through successful IPO in 2024. We have also started to seek additional financing from local banks and financial institutions to fund our ongoing operations. As of December 31, 2023 and 2024, our outstanding loans and borrowings amounted to S$1,266,265 and S$835,800 ($611,770), respectively, with annual interest rates ranging from 2.75% to 8.80% and repayment periods of between one to five years.

We believe that our current cash and loans from banks, and the net proceeds from our initial public offering will be sufficient to meet our working capital needs in the next 12 months from the date of these consolidated financial statements are issued. However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth beyond our initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Net cash used in operating activities	(1,369,386)	(531,270)	(388,868)
Net cash provided by (used in) investing activities	995,121	(2,621,944)	(1,919,151)
Net cash provided by financing activities	723,686	5,577,867	4,082,758
Net changes in cash	349,421	2,424,653	1,774,739
Effect of foreign exchange on cash, cash equivalents and restricted cash	-	250,665	183,479
Cash at the beginning of the year	348,685	698,106	510,984
Cash at the end of the year	698,106	3,373,424	2,469,202

Operating Activities

Changes in cash flow from operating activities from the year ended December 31, 2023 to the year ended December 31, 2024

We had net cash used in operating activities of S$531,270 ($388,868) for the year ended December 31, 2024, compared to net cash used in operating activities of S$1,369,386 for the year ended December 31, 2023. The decrease in cash flow used in operating activities for year ended December 31, 2024, is primarily a result of:

(1)	an increase in contract assets of S$138,678 ($101,506) for the year ended December 31, 2024, as compared to an increase in contract assets of S$4,061,592 for the year ended December 31, 2023, as the decrease occurred due to fewer new contracts being secured to replenish our project pipeline; and

(2)	a decrease in other assets of S$161,948 ($118,539) for the year ended December 31, 2024, as compared to a decrease in other assets of S$18,670 for the year ended December 31, 2023, driven by realization of prepaid expenses during the year ended December 31, 2024,

(3)	a decrease in accounts receivable of S$239,017 ($174,950) for the year ended December 31, 2024, as compared to an increase in accounts receivable of S$208,457 for the year ended December 31, 2023, this change reflects timely collection from customers; and

(r)	a decrease in account receivable of a related party of S$125,941 ($92,183) for the year ended December 31, 2024, as compared to an increase in accounts receivable of related party of S$185,694 for the year ended December 31, 2023, primarily due to timely repayment from the related party.

Investing Activities

For the year ended December 31, 2023, net cash provided by investing activities was S$995,121, which was primarily consisted of repayment of amount from a related party of S$1,000,000 and offset by purchase of property and equipment, mainly in computer equipment of S$4,879.

For the year ended December 31, 2024, net cash used in investing activities was S$2,621,944 ($1,919,151), which was a loan to a third party.

Financing Activities

For the year ended December 31, 2023, net cash provided by financing activities was S$723,686 which was primarily consisted of proceeds from loans and borrowings of S$1,050,000 and proceeds from a related party of S$584,328, and offset by repayment of loans and borrowings of S$439,850, repayment to a related party of S$212,051, payment of deferred offering costs of S$200,526 and payment for finance lease obligations of S$58,215.

For the year ended December 31, 2024, net cash provided by financing activities was S$5,577,867 ($4,082,758) which was primarily consisted of net proceeds from IPO of S$5,618,568 ($4,112,550), proceeds from related parties of S$450,368 ($329,650), offset by repayment of loans and borrowings of S$430,465 ($315,082) and payment for finance lease obligations of S$60,604 ($44,360).

Contingencies

In the normal course of business, our company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. Our company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. Our company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter.

As of December 31, 2023 and 2024, our company is subject to legal proceeding from a charge by Ministry of Manpower for an offence under Section 12(1) of the Workplace Safety and Health Act for failure to take measure to ensure the safety of its employees at work in one of its construction projects in 2019 which resulted in injuries to one worker and one fatality. Our company has claimed trial to this charge. For the same incident, our company was also charged under Section 5 of the Building Control Act for carrying out building work that was not approved by the Commissioner of Building Control. Additionally, our company is also subject to a claim from an employee of a subcontractor for a construction project for damages arising out of injuries and loss suffered as a result of work accident at the project site. The claimant seeks to hold our company and the subcontractor jointly and severally liable for the claim.

As of December 31, 2023 and 2024, our company’s accrued provision for the legal proceedings was S$385,000 and S$275,000 ($201,288) respectively. The Company’s provision for estimated litigation loss was S$125,000 and nil for the year ended December 31, 2022 and 2023, respectively and the reversal of legal accrual based on the best estimation from legal counsel was S$110,000 for the year ended December 31, 2024.

On March 14, 2025, the Company reached an amicable settlement of the disclosed civil claim with its co-defendant. The settlement requires total payments of S$45,000 (inclusive of costs and disbursements), with Springview contributing S$15,000 and the co-defendant S$30,000. The claimant will discontinue proceedings upon payment, and the court has vacated the trial date.

Comparison of Years Ended December 31, 2022 and 2023

Revenue

We generate revenue mainly from construction projects with the following major categories of work: (i) new construction, (ii) reconstruction, (iii) A&A, and (iv) other general contracting services, such as renovation and design consultation. Due to our business nature, the majority of our revenue is driven by standalone projects with varying contract sizes on a non-recurring basis. We recognize revenue from our construction projects over time and referencing the stage of completion via input method, which is based on our actual costs incurred for the project during the period relative to the total estimated costs for the project.

The following table sets forth our revenue by revenue categories for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2023	Variances
	S$	S$	US$	S$	%
New construction	3,917,911	7,675,725	5,818,028	3,757,814	95.9
Reconstruction	1,942,247	1,599,688	1,212,528	(342,559)	(17.6)
A&A	824,089	3,628,036	2,749,970	2,803,947	340.2
Other general contracting services	531,705	449,564	340,760	(82,141)	(15.4)
Total revenue	7,215,952	13,353,013	10,121,286	6,137,061	85.0

During the years ended December 31, 2022, and 2023, projects involving new construction work accounted for the largest proportion of our revenue generated for the periods, representing approximately 54.3% and 57.5% of the total revenue, respectively. Revenue from reconstruction work accounted for approximately 26.9% and 12.0% of the total revenue for the years ended December 31, 2022 and 2023, respectively, while revenue from A&A work accounted for approximately 11.4% and 27.2% of the total revenue, respectively.

Our total revenue increased by S$6,137,061, or 85.0%, from S$7,215,952 for the year ended December 31, 2022, to S$13,353,013 ($10,121,286) for the year ended December 31, 2023. This increase is primarily driven by a significant growth in revenue recognized across two major revenue categories. Revenue recognized from new construction work increased by S$3,757,814, or 95.9% from S$3,917,911 for the year ended December 31, 2022 to S$7,675,725 ($5,818,028) for the year ended December 31, 2023 as we started construction work for three new projects in the second half of the year, in addition to ramp up of work for an existing major project during 2023. Revenue recognized from A&A also increased by S$2,803,947 or 340.2% from S$824,089 for the year ended December 31, 2022 to S$3,628,036 ($2,749,970) for the year ended December 31, 2023 which was a major contributor to the increase in total revenue. This is mainly due to ramp up of work done to near completion for two sizeable projects started in December 2022 and March 2023, respectively.

The increase in revenue from new construction and A&A are partially offset by a decrease in revenue recognized from reconstruction projects of S$342,559, or 17.6% from S$1,942,247 for the year ended December 31, 2022 to S$1,599,688 ($1,212,528) for the year ended December 31, 2023 as more work was performed in the earlier period with one project reaching completion in 2022. Additionally, our other general contracting services also decreased by S$82,141, or 15.4% from S$531,705 for the year ended December 31, 2022 to S$449,564 ($340,760) for the year ended December 31, 2023 due primarily to a renovation work completed within 2022 and offset by our rendering of a design consultancy service for a customer in 2023.

	For the Years Ended December 31,
	2022	2023	2023	Variances
	S$	S$	US$	S$	%
Commercial customers	569,778	1,773,491	1,334,266	1,203,713	211.3
Residential customers	6,646,174	11,579,522	8,777,020	4,933,348	74.2
Total revenue	7,215,952	13,353,013	10,121,286	6,137,061	85.0

The majority of our revenue is derived from projects contracted with residential customers. Revenue from commercial customers increased by S$1,203,713, or 211.3% from S$569,778 for the year ended December 31, 2022 to S$1,773,491 ($1,334,266) for the year ended December 31, 2023. The increase is mainly driven by a new A&A project for a shophouse and a design consultancy service that we contracted with commercial customers at the end of 2022 and early 2023, respectively.

Cost of revenue

	For the Years Ended December 31,
	2022	2023	2023	Variances
	S$	S$	US$	S$	%
Subcontracting costs	2,211,850	4,320,487	3,274,833	2,108,637	95.3
Material costs	1,304,867	2,114,698	1,602,894	809,831	62.1
Labor costs	921,151	1,280,955	970,935	359,804	39.1
Equipment rental and site costs	260,300	367,034	278,204	106,734	41.0
Other direct costs	469,420	628,274	476,217	158,854	33.8
Total cost of revenue	5,167,588	8,711,448	6,603,083	3,543,860	68.6

The cost of revenue primarily consisted of subcontracting costs, material costs, labor costs, equipment rental and site costs and other direct costs incurred in contract performance. The total cost of revenue increased by S$3,543,860, or 68.6%, from S$5,167,588 for the year ended December 31, 2022, to S$8,711,448 ($6,603,083) for the year ended December 31, 2023. The approximately 68.6% overall increase in cost of revenue was in line with our increase in revenue, and primarily driven by a higher subcontracting cost incurred, which increased by S$2,108,637, or 95.3%, from S$2,211,850 for the year ended December 31, 2022 to S$4,320,487 ($3,274,833) for the year ended December 31, 2023 as we secured and performed work on larger projects with higher contract sum for 2023 and increased our engagement with subcontractors for their services as part of our construction projects.

As we leverage more subcontracting services, we managed to contain our labor costs, which increased less significantly compared to the increase in revenue and subcontracting costs from S$921,151 for the year ended December 31, 2022 to S$1,280,955 ($970,935) for the year ended December 31, 2023. Additionally, in performing work for larger projects, while we incurred higher direct costs, such as material costs, which increased by S$809,831, or 62.1% from S$1,304,867 for the year ended December 31, 2022 to S$2,114,698 ($1,602,894) for the year ended December 31, 2023, the increase in overall direct costs were lower compared to the increase in revenue as the larger projects with higher contract sum that we worked on for 2023 have higher profit margins due to our ability to charge better pricing compared to smaller-scale projects.

Gross Profit

For the years ended December 31, 2022 and 2023, our gross profits were S$2,048,364 and S$4,641,565 ($3,518,203), respectively, and our gross profit margins were approximately 28.4% and 34.8%, respectively. Our gross profit increased by S$2,593,201, or approximately 126.6% primarily due to the significant increase in revenue recognized and better margins due to the larger projects that we worked on for the year ended December 31, 2023.

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2023	Variances
	S$	S$	US$	S$	%
Staff expenses	798,910	832,317	630,878	33,407	4.2
Depreciation and amortization	65,502	66,965	50,758	1,463	2.2
Lease expenses	127,832	136,832	103,716	9,000	7.0
Medical and insurance expenses	93,637	82,159	62,275	(11,478)	(12.3)
Transport and entertainment	65,423	80,808	61,251	15,385	23.5
Professional fees	9,989	378,778	287,105	368,789	3,692.0
Provision for fines and charges	133,760	44,666	33,855	(89,094)	(66.6)
Other miscellaneous expenses	32,071	97,630	74,001	65,559	204.4
General and administrative expenses	1,327,124	1,720,155	1,303,839	393,031	29.6

General and administrative expenses consisted primarily of staff expenses, depreciation and amortization, operating lease expenses, medical and insurance, transport and entertainment, professional fees, provision for fines and charges and other miscellaneous expenses. General and administrative expenses increased by S$393,031 or approximately 29.6%, from S$1,327,124 for the year ended December 31, 2022, to S$1,720,155 ($1,303,839) for the year ended December 31, 2023, mainly due to an increase in professional fees resulted from incurrence of accounting fees and auditing fees in connection to our preparation of an initial public offering. Other miscellaneous expenses increased by S$65,559 or approximately 204.4%, from S$32,071 for the year ended December 31, 2022 to S$97,630 ($74,001) for the year ended December 31, 2023 due to a S$30,916 allowance for credit losses and an increase in general expenses for the year. Provision for fines and charges decreased by S$89,094, or 66.6% from S$133,760 for the year ended December 31, 2022 to S$44,666 ($33,855) for the year ended December 31, 2023 due to a S$125,000 provision for estimated litigation loss incurred in 2022.

Interest Expenses, Net

Interest expenses, net mainly included accrued interest from loans and borrowings, lease liabilities and amount due to a related party. Interest expenses, net increased by S$35,131, or approximately 81.8% from S$42,938 for the year ended December 31, 2022, to S$78,069 ($59,175) for the year ended December 31, 2023. The increase was mainly due to an increase in interest expense from loans and borrowings from S$31,105 for the year ended December 31, 2022 to S$65,086 (US$49,333) for the year ended December 31, 2023 due to additional loans and borrowings and the incurrence of S$4,107 ($3,113) of accrued interest expenses from amount due to a related party for the year ended December 31, 2023, which was nil in 2022, and partially offset by a decrease in interest expenses from lease liabilities from S$11,833 for the year ended December 31, 2022 to S$8,877 ($6,729) for the year ended December 31, 2023.

Other Income

Other income primarily consisted of government grants and other miscellaneous income. Other income decreased by S$25,644 or approximately 50.8% from S$50,478 for the year ended December 31, 2022, to S$24,834 (US$18,824) for the year ended December 31, 2023. Other income was higher for the year ended December 31, 2022 due to the government payouts received under the Jobs Growth Incentive Scheme by the Singapore Government to support employers in hiring local employees, which ended in 2022. Additionally, other miscellaneous income also decreased as we had an arrangement of secondment of manpower to another third party company which was effective from August 2022 to February 2023, which resulted in less miscellaneous income recognized for the year ended December 31, 2023.

Income Tax Expense

Our income tax expenses were S$111,055 and S$478,009 ($362,320) for the years ended December 31, 2022 and 2023, respectively. We incurred higher income tax expenses for the year ended December 31, 2023 which is in line with our higher income before income taxes provision resulting primarily from higher revenue and gross profit recognized for the year.

Net Income

As a result of the foregoing, our profit for the year increased by S$1,772,441, or approximately 286.9%, from S$617,725 for the year ended December 31, 2022, to S$2,390,166 ($1,811,693) for the year ended December 31, 2023.

Earnings Per Share

Our earnings per share increased by approximately S$0.09, or 300.0%, from approximately S$0.03 for the year ended December 31, 2022 to approximately S$0.12 ($0.09) for the year ended December 31, 2023. The computation of earnings per share is based on 20,000,000 of the total issued and outstanding shares of our Class A Shares and Class B Shares, retrospectively after a reorganization of our company.

Liquidity and Capital Resources

As of December 31, 2022 and 2023, our cash balances amounted to approximately S348,685 and S$698,106 ($529,149), respectively, and our current assets were S$2,212,809 and S$6,048,082 ($4,584,313), respectively, and our current liabilities were S$2,752,694 and S$3,937,935 ($2,984,868), respectively. For the years ended December 31, 2022 and 2023, we generated profit for the year of S$617,725 and S$2,390,166 ($1,811,693), respectively.

In assessing our liquidity, the management believes that our current cash and working capital will be sufficient to support our continuous operations and meet our 3rd parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the consolidated financial statements.

We have started to seek additional financing from local banks and financial institutions to fund our ongoing operations. As of December 31, 2022 and 2023, our outstanding loans and borrowings amounted to S$656,115 and S$1,266,265 ($959,801), respectively, with annual interest rates ranging from 2.75% to 9.50% and repayment periods of between one to five years. During the year ended December 31, 2023, we obtained additional bank borrowings of S$1,050,000 ($795,877) with annual interest rates ranging from 7.75% to 8.80% and repayment period of five years. We intend to explore additional financing through commercial lending.

Additionally, Mr. Zhuo Wang, the Chief Executive Officer of our company, has provided a financial support letter which expresses his willingness and intent to provide the necessary financial support to enable Springview Singapore to meet its liabilities as when they fall due and to carry on its business without a significant curtailment of operations for the foreseeable future. The financial support, up to S$2,000,000, will be provided at an interest rate of 5.5%, and will expire on May 31, 2025. As of the date of this prospectus, Mr. Zhuo Wang, via China International Corporate Management which is under his control, has provided financial support amounting to S$584,328 ($442,907) for payment of expenses incurred for IPO and accrued interest under this financial support letter.

However, if we experience an adverse operating environment or incur unanticipated capital expenditures, or if we decide to accelerate our growth beyond our initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to our existing shareholders.

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2023
	S$	S$	US$
Net cash used in operating activities	(597,497)	(1,369,386)	(1,037,964)
Net cash provided by investing activities	694,248	995,121	754,280
Net cash (used in) provided by financing activities	(209,439)	723,686	548,538
Net changes in cash	(112,688)	349,421	268,854
Cash at the beginning of the year	461,373	348,685	264,295
Cash at the end of the year	348,685	698,106	529,149

Operating Activities

Changes in cash flow from operating activities from the year ended December 31, 2022 to the year ended December 31, 2023

We had net cash used in operating activities of S$1,369,386 ($1,037,964) for the year ended December 31, 2023, compared to net cash used in operating activities of S$597,497 for the year ended December 31, 2022. The increase in cash flow used in operating activities for year ended December 31, 2023, is primarily a result of:

(1)	an increase in contract assets of S$4,061,592 ($3,078,596) for the year ended December 31, 2023, as compared to an increase in contract assets of S$751,722 for the year ended December 31, 2022, as more work was performed for larger contracts during 2023 resulting in higher amount of revenue recognized but has yet to be billed to the customers for the year; and

(2)	partially offset by an increase in net income of S$1,772,441 mainly due to more work performed for larger contracts resulting in higher amount of revenue recognized for the year ended December 31, 2023; and

(3)	an increase in accounts payable of S$325,961 ($247,071) for the year ended December 31, 2023, as compared to a decrease in accounts payable of S$487,534 for the year ended December 31, 2022, as our company incurred more costs to 3rd party suppliers and vendors in relation to more work performed for the year, which has yet to be settled.

Investing Activities

For the year ended December 31, 2022, net cash provided by investing activities was S$694,248, which was primarily consisted of repayment of amount from a related party of S$702,000 and offset by purchase of property and equipment of S$7,752.

For the year ended December 31, 2023, net cash provided by investing activities was S$995,121 ($754,280), which was primarily consisted of repayment of amount from a related party of S$1,000,000 ($757,978) and offset by purchase of property and equipment, mainly in computer equipment of S$4,879 ($3,668).

Financing Activities

For the year ended December 31, 2022, net cash used in financing activities was S$209,439 which was primarily consisted of consisted of proceeds from loans and borrowings of S$275,000 and offset by repayment of loans and borrowings of S$366,374, repayment of amount due to a related party of S$62,806, and payment for finance lease obligations of S$55,259.

For the year ended December 31, 2023, net cash provided by financing activities was S$723,686 ($548,538) which was primarily consisted of proceeds from loans and borrowings of S$1,050,000 ($795,877) and proceeds from a related party of S$584,328 ($442,907), and offset by repayment of loans and borrowings of S$439,850 ($333,396), repayment to a related party of S$212,051 ($160,730), payment of deferred offering costs of S$200,526 ($151,994) and payment for finance lease obligations of S$58,215 ($44,126).

Capital Expenditures

We incurred capital expenditures of S$7,752 for the year ended December 31, 2022, primarily driven by purchase of computer equipment. We incurred capital expenditures of S$4,879 for the year ended December 31, 2023, primarily driven by purchase of computer equipment. No capital expenditures were incurred for the year ended December 31, 2024, as there were no purchases of property or equipment. We do not have any other material commitments to capital expenditures as of December 31, 2024 or as of the date of this annual report.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s deficit (equity) or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following tables set forth certain contractual obligations as of December 31, 2023 and 2024 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

As of December 31, 2023	2024	2025	2026	2027	2028	Thereafter	Total	Total
	S$	S$	S$	S$	S$	S$	S$	US$
Financial liabilities
Loans and borrowings	510,136	314,381	256,713	256,713	129,630	-	1,467,573	1,112,388
Operating lease obligations	140,478	38,163	4,721	-	-	-	183,362	138,984
Finance lease obligations	68,772	34,572	29,246	13,788	1,149	-	147,527	111,823
Total contractual obligations	719,386	387,116	290,680	270,501	130,779	-	1,798,462	1,363,195

As of December 31, 2024	2025	2026	2027	2028	Thereafter	Total	Total
	S$	S$	S$	S$	S$	S$	US$
Financial liabilities
Loans and borrowings	313,950	256,713	256,712	129,200	-	956,575	700,172
Operating lease obligations	176,613	98,171	-	-	-	274,784	201,130
Finance lease obligations	50,172	44,846	29,388	10,249	-	134,655	98,562
Total contractual obligations	540,735	399,730	286,100	139,449	-	1,366,014	999,864

Concentration of Credit Risk

Financial instruments that potentially subject our company to the concentration of credit risks consist of cash, accounts receivable and amounts due from a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. Our company deposits its cash with financial institutions located in Singapore. As of December 31, 2023 and 2024, S$698,106 and S$3,373,424 ($2,469,202) were deposited with financial institutions located in Singapore. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. Our company believes that no significant credit risk exists as these financial institutions have high credit quality and our company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, our company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Our company determines its allowance for credit losses for account receivable using an aging schedule. Our company estimates the credit loss rates based on historical loss information, aging of receivables and management’s judgements, including current and reasonable and supportable forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract work is made on a regular basis. Our company seeks to maintain strict control over its outstanding receivables.

Credit risk on accounts receivable – a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of our company and there has been no significant increase in the risk of default nor impairment recognized on the amounts due from a related party since initial recognition.

Currency risk

Our company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration of Customers

For the year ended December 31, 2022, two customers accounted for approximately 19% and 19% of our company’s total revenue. For the year ended December 31, 2023, four customers accounted for approximately 17%, 17%, 15% and 12% of our company’s total revenue. For the year ended December 31, 2024, three customers accounted for approximately 20%, 19% and 18% of our company’s total revenue.

As of December 31, 2023, three customers accounted for approximately 12%, 23% and 65% of the total accounts receivable. As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable.

Concentration of Vendors

For the years ended December 31, 2022, 2023 and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of our company’s total accounts payable as of December 31, 2023 and 2024.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2023	As of December 31, 2024
Subcontractor A	Subcontract service	1	22
Subcontractor B	Subcontract service	-	12
Subcontractor C	Subcontract service	-	12
Subcontractor D	Subcontract service	18	3
Subcontractor E	Subcontract service	11	-

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2024 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

E. Critical Accounting Estimates

Critical Accounting Estimates

Our company recognizes revenue based on our company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligations. This input method faithfully depicts the transfer of value to the customer when our company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires our company to coordinate the work of subcontracts and employees.

The critical estimate is the total estimated costs, which includes labor, materials, overhead, and subcontractor expenses. Accurate estimates are vital to avoid cost overruns and ensure profitability and is crucial to the revenue recognition based on the calculation of percentage of completion. To ensure the reasonableness of the total estimated cost, we usually rely on historical data, industry benchmarks, and professional expertise to develop these estimates on individual project level. Regular reviews and adjustments are necessary as new information becomes available throughout the project lifecycle. The following describes how we apply the key assumptions:

Project Scope: Changes in the project scope can affect cost estimates and, consequently, the completion percentage.

Schedule Variability: Delays or accelerations in project timelines can impact the percentage of completion.

Cost Overruns and Underruns: Unexpected increases or decreases in costs can skew percentage calculations. Regularly updating estimates is critical.

Forecasting Future Costs: Accurate forecasting of remaining costs is crucial. This may involve historical data, industry standards, and professional judgment based on project specifics and conditions.

Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the years ended December 31, 2023 and 2024.

Our company recognizes revenue over time for all projects throughout the contract period.

Recently Issued Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 2 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our directors and executive officers:

Name	Age	Title
Mr. Zhuo Wang	37	Chairman and Chief Executive Officer
Ms. Siew Yian Lee	52	Executive Director
Mr. Jordan Yi Chun Tse	30	Chief Financial Officer

Independent Directors:

Name	Age	Title
Mr. Edward C Ye	43	Independent Director
Mr. Mikael Charette	45	Independent Director
Ms. Hung Yu Wu	44	Independent Director

The following is a brief biography of each of our executive officers and directors.

There are no other arrangements or understandings with major shareholders pursuant to which any person referred to above was selected as a director or member of senior management, except for Siew Yian Lee, who is the controlling shareholder of Avanta (BVI) Limited, our majority shareholder, and was appointed as one of our directors based on such association.

Directors and Officers

Mr. Zhuo Wang is our Chairman and Chief Executive Officer. Mr. Wang is responsible for the overall business management of our Group. He has extensive experience in sales and marketing and the management of companies, previously serving as the marketing manager of Springview Singapore from August 2011 to October 2012, and from June 2018 to present. In April 2018, Mr. Wang was appointed as a director of Mingzhu Logistics Holdings Limited (Nasdaq: YGMZ), a Nasdaq listed company involved in trucking and transportation. Mr. Wang is also an independent director and the audit committee chair of Metal Sky Star Acquisition Corporation (Nasdaq: MSSA), a Nasdaq listed special purpose acquisition company, and has served as such since June 2021. Mr. Wang obtained a Bachelor of Science degree in business management from Babson College in 2007.

Ms. Siew Yian Lee is our Executive Director. Ms. Lee is responsible for managing and directing our company’s building works, overseeing their execution and performance. With extensive experience spanning over two decades in the building contractor and construction industries in Singapore, Ms. Lee has served as a director in Springview Singapore since January 2003. Ms. Lee holds a Bachelor of Engineering degree from the Nanyang Technological University. Ms. Lee is an approved person of Class 2 general builder’s license.

Mr. Jordan Yi Chun Tse is our Chief Financial Officer. Mr. Tse was appointed as Chief Financial Officer on November 15, 2023. Mr. Tse is an experienced professional with extensive experience in the field of accounting and auditing. Throughout his career, he has demonstrated strong expertise in implementing business controls, streamlining processes, and providing valuable advisory guidance to management. During Mr. Tse’s tenure at PricewaterhouseCoopers, Hong Kong from December 2018 to September 2020 as a Senior Associate in Core Assurance Services, he analyzed client processes, managed time effectively, and reported under International Financial Reporting Standards (IFRS). He also assessed financial data using IT skills, identified accounting system deficiencies, and participated in meetings related to IPO entities. As a co-founder at 24 Seasons (Shenzhen) Supply Chain Management Company Limited, where he worked from November 2021 to September 2022, Mr. Tse established a startup specializing in cultural and creative products for Chinese festivals. His responsibilities included business development, vision formulation, and client acquisition. He currently serves as an investment manager at Alpha (Shenzhen) Management Consulting Limited, focused on executing corporate finance transactions including initial public offerings, financial advisory, mergers and acquisitions and other fund-raising activities. Mr. Tse obtained a Bachelor of Commerce degree, majoring in accounting and finance, in 2016 from the University of New South Wales.

Each of Mr. Wang and Ms. Lee has entered into a director’s agreement with us. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our company’s issued and outstanding ordinary shares entitled to vote.

Independent Director

Mr. Edward C Ye is an independent director. Mr. Ye currently serves as an independent director at Pheton Holdings Ltd. in Beijing, a role he was appointed to in May 2023. Mr. Ye has also served as an independent director at Youxin Technology Ltd. in Guangzhou, PRC, since May 2023. Mr. Ye has been serving as the Vice President of Finance at Wimi Hologram Cloud Inc. (Nasdaq: WIMI) in Beijing, PRC since January 2018. From August 2013 to December 2017, Mr. Ye served as the Chief Financial Officer at Bibi Global in Los Angeles, overseeing the financial landscape of the company. Prior to Bibi Global, Mr. Ye was a senior manager at Alan C. Liu, CPA Accounting Office from June 2008 to June 2013. Throughout his career, Mr. Ye has demonstrated a deep understanding of U.S. GAAP standards, executed successful IPO processes, and implemented robust financial procedures, showcasing his analytical, strategic, and problem-solving skills. Mr. Ye earned his Bachelor of Science degree in business administration from California State University Los Angeles, with a major in finance and a minor in economics.

Mr. Mikael Charette is an independent director. He has served as an independent director at Mingzhu Logistics Holding Ltd (Nasdaq: YGMZ) since November 2020, overseeing trucking and delivery services in China. His leadership extends to roles such as Vice Chairman and Director at Cancham Shanghai, where he represented the Canadian business community’s interests, and Vice President at Fung & Yu CPA Ltd, contributing to the growth of a respected regional CPA firm. Additionally, he is the Founding Partner and CEO of Wellfunded Enterprise Ltd, an innovative investment fund fostering cross-border collaboration in cleantech, healthtech, and digital innovation. As the CEO-Lawyer of Well Asia Group since May 2006, he manages assets and offers immigration services globally. His entrepreneurial spirit is further evident as the CEO-Lawyer of Frontier Immigration Services Ltd, providing consulting and investment services to high-net-worth individuals. He has also played pivotal roles at Harvey Law Group, Light Up Air, and has served in various directorial positions. Mr. Charette holds a Master-in-Law (LL.M.) degree from City University of Hong Kong, graduating cum laude, with a global academic background including an international intellectual property exchange program at Oxford University and a Common Law Baccalaureate (JD) from the University of Victoria, where he actively engaged in law review editing and organized charity events, culminating in summa cum laude honors for his License in Civil Law (LL.L.) from the University of Ottawa.

Ms. Hung Yu Wu is an independent director. Since December 2023, she has served as an independent director at Excalibur Global Financial Holdings Limited (HKSE: 8350). Additionally, she has served as an independent director at i-Control Holdings Limited (HKSE: 1402) since March 2023 and Qianhai Health Holdings Limited (HKSE:911) since November 2024. She currently served as the financial controller at LVGEM (China) Real Estate Investment Company Limited (HKSE: 95). From June 2015 to September 2022, she worked as the audit principal at SHINEWING (HK) CPA Limited. Ms. Wu demonstrated proficiency in supervising financial accounting and reporting, managing financial control and treasury functions, and leading special projects such as offshore debt offerings. She also exhibited adeptness in maintaining relationships with external parties, including banks and credit agencies, while consistently ensuring compliance with financial reporting and corporate governance standards. Ms. Wu earned her Bachelor of Accountancy degree from the Hong Kong Polytechnic University.

Family Relationships

None of the directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors, director appointees or executive officers has, during the past ten years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

6.B. Compensation

Employment Agreement between Springview Cayman and Mr. Zhuo Wang

Effective as of November 15, 2023, our company entered into an Employment Agreement with Mr. Zhuo Wang. Zhuo Wang is entitled to an annual base salary of $36,000 from Springview Cayman, payable on a monthly basis. Zhuo Wang’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Zhuo Wang shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Springview Singapore and Mr. Zhuo Wang

On April 2, 2018, Springview Singapore entered into an employment agreement with its Marketing Manager, Zhuo Wang. Mr. Wang is entitled to a monthly base salary of S$8,000.

Employment Agreement between Springview Cayman and Ms. Siew Yian Lee

Effective as of November 15, 2023, our company entered into an Employment Agreement with Ms. Siew Yian Lee. Ms. Lee is entitled to an annual base salary of $36,000 from Springview Cayman, payable on a monthly basis. Ms. Lee’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Ms. Lee shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Employment Agreement between Springview Singapore and Ms. Siew Yian Lee

On September 11, 2005, Springview Singapore entered into an employment agreement with its Executive Director, Ms. Siew Yian Lee. Ms. Lee is entitled to a monthly base salary of S$3,000. Effective as of July 1, 2022, Ms. Lee’s monthly salary at Springview Singapore increased to S$5,000 per month.

Employment Agreement between Springview Cayman and Mr. Jordan Yi Chun Tse

Effective as of November 15, 2023, our company entered into an Employment Agreement with Mr. Jordan Yi Chun Tse. Mr. Tse is entitled to an annual base salary of $36,000 from Springview Cayman, payable on a monthly basis. Mr. Tse’s employment will continue indefinitely, subject to termination by either party to the agreement upon one month’s prior written notice or the equivalent salary in lieu of such notice. The agreement also provides that Mr. Tse shall not, during the term of the agreement and for 24 months after cessation of employment, carry on business in competition with the Group.

Compensation of Directors

Directors’ Agreements

Each of our directors, except for Mr. Zhuo Wang and Ms. Siew Yian Lee, has entered into a director’s agreement with our company. Mr. Wang and Ms. Lee entered into a director’s agreement with our company on October 4, 2023 and November 15, 2023, respectively. The terms and conditions of such directors’ agreements are similar in all material aspects. Each director’s agreement will continue until the director’s successor is duly elected and qualified. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our company’s issued and outstanding Ordinary Shares entitled to vote. Under the directors’ agreements, our company agrees, to the maximum extent provided under applicable law, to indemnify the directors against liabilities and expenses incurred in connection with any proceeding arising out of, or related to, the directors’ performance of their duties, other than any such losses incurred as a result of the directors’ gross negligence or willful misconduct.

Under the directors’ agreements, the initial aggregate annual salary payable to each of our independent directors, Mr. Edward C Ye, Mr. Mikael Charette, and Ms. Hung Yu Wu, is $24,000 in cash, respectively.

In addition, our directors will be entitled to participate in such share option scheme as may be adopted by our company, as amended from time to time. The number of options granted, and the terms of those options will be determined from time to time by a vote of the board of directors, provided that each director shall abstain from voting on any such resolution or resolutions relating to the grant of options to that director.

Other than as disclosed above, none of our directors have entered into a service agreement with our company or any of our subsidiaries that provides for benefits upon termination of employment.

We have entered into indemnification agreements with each of our directors and executive officers. Under these agreements, and subject to the terms thereof being in compliance with the laws of the state of New York, we have agreed to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors have determined that our three independent directors, Mr. Edward C Ye, Mr. Mikael Charette and Ms. Hung Yu Wu satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe fiduciary duties to the Company, including a duty of loyalty, a duty to act honestly and a duty to act in what they consider in good faith to be in our best interests. Our directors must also exercise their powers only for a proper purpose. Our directors also owe to our company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended from time to time. The Company has the right to seek damages if a duty owed by any of our directors is breached. In certain limited exceptional circumstances, a shareholder may have the right to seek damages in our name if a duty owed by our directors is breached.

Terms of Directors and Executive Officers

Each of our directors holds office until the expiration of his or her term or until a successor has been duly elected and qualified as may be provided in a written agreement with our company, or until his or her resignation or until he or she is removed from office by ordinary resolution of the shareholders or until his or her office is otherwise vacated in accordance with our articles of association. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; (ii) becomes physically or mentally incapable of acting as a director; (iii) resigns by notice in writing to our company; (iv) without the consent of the other directors, he or she is absent from meetings of directors for a continuous period of six months; (v) only held office as a director for a fixed term and such term expires; or (vi) is given notice by the majority of the other directors (not being less than two in number) to vacate office. All of our executive officers are appointed by and serve at the discretion of our board of directors.

Committees of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter are available on our website at https://www.springviewggl.com/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit Committee

Mr. Edward C Ye, Mr. Mikael Charette and Ms. Hung Yu Wu serve on the audit committee, which is chaired by Edward C Ye. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Edward C Ye as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

●	appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

●	pre-approving auditing and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

●	reviewing the overall audit plan with our independent registered public accounting firm and members of management responsible for preparing our financial statements;

●	reviewing and discussing with management and our independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

●	coordinating the oversight and reviewing the adequacy of our internal control over financial reporting;

●	establishing policies and procedures for the receipt and retention of accounting-related complaints and concerns; recommending, based upon the audit committee’s review and discussions with management and our independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 20-F;

●	monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

●	preparing the audit committee report required by SEC rules to be included in our annual proxy statement;

●	reviewing all related person transactions for potential conflict of interest situations and approving all such transactions; and

●	reviewing earnings releases.

Compensation Committee

Mr. Edward C Ye, Mr. Mikael Charette and Ms. Hung Yu Wu serve on the compensation committee, which is chaired by Mr. Mikael Charette. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

●	evaluating the performance of our chief executive officer in light of our company’s corporate goals and objectives and, based on such evaluation: (i) recommending to the board of directors the cash compensation of our chief executive officer, and (ii) reviewing and approving grants and awards to our chief executive officer under equity-based plans;

●	reviewing and recommending to the board of directors the cash compensation of our other executive officers;

●	reviewing and establishing our overall management compensation, philosophy and policy;

●	overseeing and administering our compensation and similar plans;

●	reviewing and approving the retention or termination of any consulting firm or outside advisor to assist in the evaluation of compensation matters and evaluating and assessing potential and current compensation advisors in accordance with the independence standards identified in the applicable Nasdaq rules;

●	retaining and approving the compensation of any compensation advisors;

●	reviewing and approving our policies and procedures for the grant of equity-based awards;

●	reviewing and recommending to the board of directors the compensation of our directors; and

●	preparing the compensation committee report required by SEC rules, if and when required.

Nomination Committee

Mr. Edward C Ye, Mr. Mikael Charette and Ms. Hung Yu Wu serve on the nomination committee, which is chaired by Ms. Hung Yu Wu. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by stockholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

While we do not have a formal policy regarding board diversity, our nomination committee and board of directors will consider a broad range of factors relating to the qualifications and background of nominees, which may include diversity (not limited to race, gender or national origin). Our nomination committee’s and board of directors’ priority in selecting board members is identification of persons who will further the interests of our shareholders through their established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business, understanding of the competitive landscape and professional and personal experience and expertise relevant to our growth strategy.

Code of Conduct, Code of Ethics, Insider Trading Policy and Executive Compensation Recovery Policy

We have adopted (i) a written code of business conduct and ethics and (ii) Insider Trading Policy that applies to our directors, officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, and we also intend to adopt an (iii) Executive Compensation Recovery Policy that applies to our officers, and employees, including our chief executive officer, chief financial officer, principal accounting officer or controller or persons performing similar functions, (collectively the “Policies”). A current copy of the Policies are posted on the Corporate Governance section of our website, which is located at https://www.springviewggl.com/. The information on our website is deemed not to be incorporated in this annual report or to be a part of this annual report. We intend to disclose any amendments to the Policies, and any waivers of the Policies for our directors, executive officers and senior finance executives, on our website to the extent required by applicable U.S. federal securities laws and the corporate governance rules of Nasdaq.

6.D. Employees

We employed 71 persons as of December 31, 2024, 72 persons as of December 31, 2023, and 63 persons as of December 31, 2022, who are all located in Singapore. All of our employees are full-time employees. We do not have any part-time employees.

The following table sets forth the breakdown of our employees by activity as of December 31, 2024, December 31, 2023 and December 31, 2022:

Function	December 31, 2022	December 31, 2023	December 31, 2024
Management	3	3	3
Finance and Administrative	2	2	2
Quantity surveyor/Drafting	8	8	8
Projects	50	59	58
Total	63	72	71

Our employees are not covered by collective bargaining agreements. We consider our labor practices to be in line with customary industry practice.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A Shares and Class B Shares by:

●	each person, or group of affiliated persons, known by us to beneficially own greater than 5% of our outstanding Class A Shares and Class B Shares;

●	each of our named executive officers;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

The number and percentage of Class A Shares and Class B Shares beneficially owned before the offering are based on 11,500,000 Class A Shares, par value of $0.0001 per share, and 10,000,000 Class B Shares, par value of $0.0001 per share, issued and outstanding as of the date of this annual report. Holders of Class A Shares will be entitled to one vote per share. Holders of Class B Shares will be entitled to 20 votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Shares or Class B Shares.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the SEC and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities. The percentage of beneficial ownership by any person as of a particular date is calculated by dividing the number of shares beneficially owned by such person, which includes the number of shares as to which such person has the right to acquire voting or investment power within 60 days, by the sum of the number of shares outstanding as of such date, plus the number of shares as to which such person has the right to acquire voting or investment power within 60 days. Consequently, the denominator used for calculating such percentage may be different for each beneficial owner. Except as otherwise indicated below and under applicable community property laws, we believe that the beneficial owners of our shares listed below have sole voting and investment power with respect to the shares shown.

Unless otherwise noted below, the address of each person listed on the table is Henderson Industrial Park, Singapore 159546.

	Amount of Beneficial Ownership of Class A Shares(1)	Percentage Ownership of Class A Shares(2)(3)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)(3)
Directors and Executive Officers:
Zhuo Wang(4)	1,200,000	10.43%	—	—	0.57%
Siew Yian Lee(5)	7,000,000	60.87%	10,000,000	100%	97.87%
Jordan Yi Chun Tse(6)	—		—	—
Edward C Ye(6)	—		—	—
Mikael Charette(6)	—		—	—
Hung Yu Wu(6)	—		—	—
5% or Greater Shareholders
AVANTA (BVI) LIMITED(7)	7,000,000	60.87%	10,000,000	100%	97.87%
WZ GLOBAL (BVI) LIMITED(8)	1,200,000	10.43%	—	—	0.57%
SWL (BVI) LIMITED(9)	—	0%	—	—	0%
SKY SAPPHIRE GROUP LIMITED(10)	—	0%	—	—	0%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Shares and Class B Shares. All shares represent only Class A Shares and Class B Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 11,500,000 Class A Shares and 10,000,000 Class B Shares issued and outstanding. Holders of Class A Shares are entitled to one vote per share held. Holders of Class B are entitled to 20 votes per share held.

(3)	Takes into account the 1,800,000 Class A Shares that are to be sold by SWL (BVI) Limited and Sky Sapphire Group Limited.

(4)	Zhuo Wang holds 1,200,000 ordinary shares through WZ GLOBAL (BVI) LIMITED. Zhuo Wang holds 100% of equity interest in WZ GLOBAL (BVI) LIMITED. Zhuo Wang is the sole director of WZ GLOBAL (BVI) LIMITED, has the power to direct the voting and disposition of the ordinary shares held by WZ GLOBAL (BVI) LIMITED, and may be deemed the beneficial owner of all ordinary shares held by WZ GLOBAL (BVI) LIMITED.

(5)	Pursuant to certain acting-in-concert agreement between Siew Yian Lee and her spouse Kong Chuan Heng, who jointly own AVANTA (BVI) LIMITED, dated December 6, 2023, Siew Yian Lee has sole voting and dispositive power over ordinary shares and voting power held by AVANTA (BVI) LIMITED.

(6)	The individual is an independent director.

(7)	Represents 7,000,000 Class shares and 10,000,000 Class B ordinary shares held by AVANTA (BVI) LIMITED, which is beneficially owned and controlled by Siew Yian Lee and its current registered address is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(8)	Represents 1,200,000 Class A shares held by WZ GLOBAL (BVI) LIMITED, which is beneficially owned and controlled by Zhuo Wang and its current registered address is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(9)	Represents 900,000 Class A shares held by SWL (BVI) LIMITED, which is beneficially owned and controlled by Cheng Hoe Tan and its current registered address is located at Ritter House, Wickhams Cay II, PO Box 31702, Road Town, Tortola VG1110, British Virgin Islands.

(10)	Represents 900,000 Class A shares held by SKY SAPPHIRE GROUP LIMITED, which is beneficially owned and controlled by LOH MEI LIN SAMANN and its current registered address is located at Coastal Building, Wickham’s Cay II, P.O. Box 2221, Road Town, Tortola, VG1110, British Virgin Islands.

Item 7. Major Shareholders and Related Party Transactions

7.A. Major Shareholders

Please refer to “Item 6. Directors, Senior Management and Employees - 6.E. Share Ownership.”

7.B. Related Party Transactions

Terms of Directors and Officers

See “Item 6. Directors, Senior Management and Employees-6.C. Board Practices-Terms of Directors and Officers.”

Employment Agreements and Indemnification Agreements

See “Item 6. Directors, Senior Management and Employees-6.B. Compensation-Employment Agreements and Indemnification Agreements.”

Other Related Party Transactions

Item 8. Financial Information

A. Consolidated Statements and Other Financial Information

Please refer to “Item 18. Financial Statements.”

Legal and Administrative Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. As of the date of this annual report, we are not a party to, and we are not aware of any threat of, any legal proceeding that, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or operations, nor have we experienced any incident of non-compliance which, in the opinion of our directors, is likely to materially and adversely affect our business, financial condition or operations.

Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention. For potential impact of legal or administrative proceedings on us.

Dividend Policy

While we currently have no plans to distribute dividends, in the event we consider distributing a dividend in the future, our board of directors shall take into account, among other things, the following factors when deciding whether to propose a dividend and in determining the dividend amount: (a) operating and financial results; (b) cash flow situation; (c) business conditions and strategies; (d) future operations and earnings; (e) taxation considerations; (f) interim dividend paid, if any; (g) capital requirement and expenditure plans; (h) interests of shareholders; (i) statutory and regulatory restrictions; (j) any restrictions on payment of dividends; and (k) any other factors that our board of directors may consider relevant. The payment of dividends, in certain circumstances is also subject to the approval of our shareholders, the Cayman Islands Companies Act and our Amended and Restated Memorandum and Articles of Association as well as any other applicable laws. Currently, we do not have any predetermined dividend distribution ratio.

Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that the board of directors may deem relevant. In addition, we are a holding company and depend on the receipt of dividends and other distributions from our subsidiary to pay dividends on our ordinary shares.

There are no foreign exchange controls or foreign exchange regulations under current applicable laws of the various places of incorporation of our significant subsidiaries that would affect the payment or remittance of dividends.

Subject to the Amended and Restated Memorandum and Articles of Association, each Class A Share confers on the holder (i) the right to an equal share in any distribution paid by our company in accordance with the Companies Act and the Articles of Association and (ii) an equal share on the distribution of any surplus assets of our company’s on its liquidation.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of our company’s assets (including any distribution of assets to shareholders on a winding up) may be made to a holder of a Class B Shares in accordance with the Amended and Restated Memorandum and Articles of Association.

8.B. Significant Changes

Except as otherwise disclosed in this report, we have not experienced any significant changes since the date of our audited consolidated financial statements included herein.

Item 9. The Offer and Listing

9.A. Offer and listing details

Not applicable for annual reports on Form 20-F.

9.B. Plan of distribution

Not applicable for annual reports on Form 20-F.

9.C. Markets

Our Ordinary Shares are listed on the Nasdaq Capital Market under the symbol “SPHL.”

9.D. Selling shareholders

Not applicable for annual reports on Form 20-F.

9.E. Dilution

Not applicable for annual reports on Form 20-F.

9.F. Expenses of the issue

Not applicable for annual reports on Form 20-F.

Item 10. Additional Information

10.A. Share capital

Not applicable for annual reports on Form 20-F.

10.B. Memorandum and articles of association

The following are summaries of the material provisions of our amended and restated memorandum and articles of association and the Companies Act, insofar as they relate to the material terms of our Ordinary Shares. They do not purport to be complete. Reference is made to our memorandum and articles of association, a copy of which is filed as an exhibit to the annual report (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

Our Amended and Restated Memorandum and Articles of Association

The following are summaries of material provisions of our Amended and Restated Memorandum and Articles of Association and of the Companies Act, insofar as they relate to the material terms of our Ordinary Shares.

Objects of Our Company. Under our Amended and Restated Memorandum and Articles of Association, the objects of our company are unrestricted, and we are capable of exercising all the functions of a natural person of full capacity irrespective of any question of corporate benefit, as provided by section 27(2) of the Companies Act.

Ordinary Shares. Our issued and outstanding Class A Shares and Class B Shares are fully paid and non-assessable. Our Class A Shares and Class B Shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our shares will not receive a certificate in respect of such shares. We may not issue shares to a bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends and Distribution. Subject to the Companies Act, our company may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of our company’s assets (including any distribution of assets to shareholders on a winding up) may be made to a holder of a Class B Share. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that ordinary resolution is obtained regarding the declaration and payment of dividend out of share premium account and in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Subject to our company’s Amended and Restated Memorandum and Articles of Association, if our company is wound up the shareholders may, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the holders of the Class A Shares the whole or any part of the assets of our company and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Shares; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Shares and those liable to contribute to the winding up.

No distribution (whether in cash or otherwise) of our company’s assets on a winding up may be made to a holder of a Class B Ordinary Share in accordance with our company’s Amended and Restated Memorandum and Articles of Association.

Voting Rights. The holder of an Ordinary Share shall have the right to receive notice of, attend at and vote as a shareholder at any general meeting of our company. Voting at any meeting of shareholders is by way of a poll. Subject to our company’s Amended and Restated Memorandum and Articles of Association, each holder of Class A Share is, on a poll, entitled to exercise one vote for each Class A Share he or she holds on any and all matters to be voted thereon in a general meeting, and each holder of Class B Share is, on a poll, entitled to exercise 20 votes for each Class B Share he or she holders on any and all matters to be voted thereon in a general meeting.

An ordinary resolution means a resolution passed at a duly constituted general meeting of the shareholders passed by a simple majority of shareholders who (being entitled to do so) vote in person or by proxy at that meeting. A special resolution means a resolution passed at a duly constituted general meeting of the shareholders passed by a majority of not less than two-thirds of the shareholders who (being entitled to do so) vote in person or by proxy at that meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, consolidate or sub-divide their shares by ordinary resolution.

General Meetings of Shareholders. As a Cayman Islands exempted company, we are not obliged by the Companies Act to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than one-third of all votes attaching to the total issued and paid up share capital of our company in accordance with the notice provisions in the Amended and Restated Articles of Association. The requisition must specify the purpose of the meeting and be signed by or on behalf of each of the shareholders making the requisition. The directors should convene an extraordinary general meeting within two months after the deposit of such requisition. If the directors do not convene such meeting within 21 days’ from the date of deposit of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves in the same manner in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least seven clear days’ notice of an extraordinary general meeting and an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and persons entitled to a Share in consequence of the death or bankruptcy of a shareholder.

Subject to the Companies Act and with the consent of the shareholders who, individually or collectively, hold at least 90% of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days hence, or to such other time or place as is determined by the directors.

The chairman may at any time adjourn a meeting with the consent of the shareholders constituting a quorum. When a meeting is adjourned for more than seven clear days, notice of the adjourned meeting shall be given in accordance with the Amended and Restated Articles of Association.

In the case of an equality of votes, on a poll, the chairman of the meeting at which the poll is demanded shall not be entitled to a second or casting vote.

Transfer of Shares. Subject to any applicable requirements set forth in the Amended and Restated Memorandum and Articles of Association and provided that a transfer of shares complies with applicable rules of Nasdaq, a shareholder may transfer his or her Shares to another person by completing an instrument of transfer in a common form or in a form prescribed by Nasdaq or in any other form approved by the directors, executed:

●	where the Shares are fully paid, by or on behalf of that shareholder; and

●	where the Shares are partly paid, by or on behalf of that shareholder and the transferee.

The transferor shall be deemed to remain the holder of a Share until the name of the transferee is entered into our register of members.

Where the Shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any Share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Share transferred is fully paid up and free of any lien in favor of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer of shares not listed on the stock exchange, they shall, within one month after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine; provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year as our board may determine.

Liquidation. If we are wound up, the shareholders may, subject to the Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the holders of the Class A Shares the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Shares; and

●	to vest the whole or any part of the assets in trustees for the benefit of holders of the Class A Shares and those liable to contribute to the winding up.

No distribution (whether in cash or otherwise) of our company’s assets on a winding up may be made to a holder of the Class B Share.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Calls on Shares and Forfeiture of Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 clear days prior to the specified time and place of payment. The shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption, Repurchase and Surrender of Shares. We may issue shares on terms that such shares are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our board of directors. Our Company may also repurchase any of our shares on such terms and in such manner as have been approved by our board of directors. Under the Companies Act, the redemption or repurchase of any share may be paid out of our company’s profits, share premium account or out of the proceeds of a new issue of shares made for the purpose of such redemption or repurchase, or out of capital if our company can, immediately following such payment, pay its debts as they fall due in the ordinary course of business. In addition, under the Companies Act no such share may be redeemed or repurchased (a) unless it is fully paid up, (b) if such redemption or repurchase would result in there being no shares outstanding (other than treasury shares) or (c) if the company has commenced liquidation. In addition, our company may accept the surrender of any fully paid share for no consideration.

Variations of Rights of Shares. Whenever the capital of our company is divided into different classes the rights attached to any such class may, unless the terms on which a class of shares was issued state otherwise, only be varied with (i) the written consent by the shareholders holding not less than 50% of the issued shares of that class or (ii) the sanction of a resolution passed by a majority of two-thirds of the votes cast at a separate meeting of the holders of the shares of that class. Unless the terms on which a class of shares was issued state otherwise, the rights conferred upon the holders of the shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares.

Issuance of Additional Shares. Our Amended and Restated Memorandum and Articles of Association authorize our board of directors to issue additional Shares from time to time and on such terms and conditions as our board of directors shall determine, to the extent of available authorized but unissued shares. The directors may so deal with the unissued shares (a) either at a premium or at par; or (b) with or without preferred, deferred or other special rights or restrictions, whether in regard to dividend, voting, return of capital or otherwise.

Inspection of Books and Records. Holders of our Class A Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders).

Anti-Takeover Provisions. Some provisions of our Amended and Restated Memorandum and Articles of Association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

●	authorize our board of directors to issue additional shares and to designate the price, rights, preferences, privileges and restrictions of such shares without any further vote or action by our shareholders; and

●	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our Amended and Restated Memorandum and Articles of Association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

Exempted Company. We are an exempted company with limited liability (meaning our public shareholders have no liability, as shareholders of our company, for liabilities of our company over and above the amount paid for their shares) under the Companies Act. The Companies Act distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

●	annual reporting requirements are minimal and consist mainly of a statement that the company has conducted its operations mainly outside of the Cayman Islands and has complied with the provisions of the Companies Act;

●	an exempted company’s register of members is not open to inspection;

●	an exempted company does not have to hold an annual general meeting;

●	an exempted company may not issue negotiable or bearer shares, but may issue shares with no par value;

●	an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

●	an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	an exempted company may register as a limited duration company; and

●	an exempted company may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on that shareholder’s shares of the company (except in exceptional circumstances, such as involving fraud, the establishment of an agency relationship or an illegal or improper purpose or other circumstances in which a court may be prepared to pierce or lift the corporate veil).

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is VStock Transfer LLC. Its address is 18 Lafayette Pl, Woodmere, NY 11598.

10.C. Material contracts

Other than those described in this annual report, we have not entered into any material agreements other than in the ordinary course of business.

10.D. Exchange controls

The Cayman Islands, British Virgin Islands and Hong Kong currently have no exchange control regulations or currency restrictions.

10.E. Taxation

Cayman Islands Tax Considerations

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties that are applicable to any payments made to or by our company. There are no exchange control regulations or currency restrictions in the Cayman Islands.

We have received an undertaking from the Governor in Cabinet of the Cayman Islands to the effect that, for a period of 20 years from November 23, 2023, no law that thereafter is enacted in the Cayman Islands imposing any tax or duty to be levied on profits, income or on gains or appreciation shall apply to our company or its operations; and that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (a) on or in respect of the shares, debentures or other obligations of our company; or (b) by way of the withholding in whole or in part of any relevant payment as defined in the Tax Concessions Law of the Cayman Islands.

Payments of dividends and capital in respect of our Class A Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Shares, nor will gains derived from the disposal of our Class A Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Shares or on an instrument of transfer in respect of our Class A Shares.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (2021 Revision) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Our company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Shares by U.S. Holders (as defined below) that acquire our Class A Shares in our initial public offering and any follow-on offering and hold our Class A Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid in non-U.S. currency will be included in the gross income of a U.S. Holder in a U.S. dollar amount calculated by reference to a spot market exchange rate in effect on the date that the dividends are received by the U.S. Holder, regardless of whether such foreign currency is in fact converted into U.S. dollars on such date. Such U.S. Holder will have a tax basis for United States federal income tax purposes in the foreign currency received equal to that U.S. dollar value. If such dividends are converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect thereof. If the foreign currency so received is not converted into U.S. dollars on the date of receipt, such U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any gain or loss on a subsequent conversion or other disposition of the foreign currency generally will be treated as ordinary income or loss to such U.S. Holder and generally will be income or loss from sources within the United States for foreign tax credit limitation purposes. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any foreign currency received by a U.S. Holder that are converted into U.S. dollars on a date subsequent to receipt.

Sale or Other Disposition of Class A Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

Passive Foreign Investment Company Considerations

For United States federal income tax purposes, a non-United States corporation, such as our company, will be treated as a “passive foreign investment company,” or “PFIC” if, in the case of any particular taxable year, either (a) 75% or more of our gross income for such year consists of certain types of “passive” income or (b) 50% or more of the value of our assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Based upon our current and expected income and assets (including goodwill), we do not expect to be a PFIC for the current taxable year or the foreseeable future.

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have received approval to list our Class A Shares on Nasdaq, we cannot guarantee that, once listed, our Class A Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Shares held at the end of the taxable year over its adjusted tax basis of such Class A Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Shares held at the end of the taxable year over the fair market value of such Class A Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

10.F. Dividends and paying agents

Not applicable for annual reports on Form 20-F.

10.G. Statement by experts

Not applicable for annual reports on Form 20-F.

10.H. Documents on display

We are subject to the information requirements of the Exchange Act. In accordance with these requirements, the Company files reports and other information with the SEC. You may read and copy any materials filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site at http://www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC.

10.I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration of Credit Risk

Financial instruments that potentially subject our company to the concentration of credit risks consist of cash, accounts receivable and amounts due from a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. Our company deposits its cash with financial institutions located in Singapore. As of December 31, 2023 and 2024, S$698,106 and S$3,373,424 ($2,469,202) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits. Our company believes that no significant credit risk exists as these financial institutions have high credit quality and our company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, our company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. Our company determines its allowance for credit losses for account receivable using an aging schedule. Our company estimates the credit loss rates based on historical loss information, aging of receivables and management’s judgements, including current and reasonable and supportable forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract work is made on a regular basis. Our company seeks to maintain strict control over its outstanding receivables.

Credit risk on amounts due from a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of our company and there has been no significant increase in the risk of default nor impairment recognized on the amounts due from a related party since initial recognition.

Currency risk

Our company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration of Customers

For the year ended December 31, 2022, two customers accounted for approximately 19% and 19% of our company’s total revenue. For the year ended December 31, 2023, four customers accounted for approximately 17%, 17%, 15% and 12% of our company’s total revenue. For the year ended December 31, 2024, three customers accounted for approximately 20%, 19% and 18% of our company’s total revenue.

As of December 31, 2023, three customers accounted for approximately 12%, 23% and 65% of the total accounts receivable. As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable.

Concentration of Vendors

For the years ended December 31, 2022, 2023 and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of our company’s total accounts payable as of December 31, 2023 and 2024.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2023	As of December 31, 2024
Subcontractor A	Subcontract service	1	22
Subcontractor B	Subcontract service	-	12
Subcontractor C	Subcontract service	-	12
Subcontractor D	Subcontract service	18	3
Subcontractor E	Subcontract service	11	-

Item 12. Description of Securities Other than Equity Securities

12.A. Debt Securities

Not applicable.

12.B. Warrants and Rights

Not applicable.

12.C. Other Securities

Not applicable.

12.D. American Depositary Shares

Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies

We do not have any material defaults in the payment of principal, interest, or any installments under a sinking or purchase fund.

Item 14. Material Modifications to the Rights of Securities Holders and Use of Proceeds

14.A. - 14.D. Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of shareholders, which remain unchanged.

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-278521), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2024, including the annual report contained therein, which registered 1,500,000 Ordinary Shares and was declared effective by the SEC on September 30, 2024, for our initial public offering, which completed on October 17, 2024, at an initial offering price of US$4.00 per Ordinary Share. A.C. Sunshine Securities, LLC (the “Underwriter”) acted as the Underwriter.

In connection with the issuance and distribution of the Ordinary Shares in our initial public offering, the total expenses incurred was approximately US$1,050,000, which included US$420,000 for underwriting discounts and commissions. None of the transaction expenses included direct or indirect payments to directors or officers of our company or their associates, persons owning more than 10% or more of our equity securities or our affiliates or others. We received an aggregate net proceeds of approximately US$5.2 million from our initial public offering.

We have earmarked and have been using the proceeds of the initial public offering as follows: approximately US$1.5 million for business development and marketing; approximately US$1.5 million for hiring and training a skilled workforce; and approximately US$2 million for working capital and other general corporate purposes.

None of these net proceeds from our initial public offering and the optional offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2024. Based on that evaluation, our CEO and interim CFO concluded that, as of December 31, 2024, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2024, 2023, and 2022.

The material weaknesses identified related to: (i) our lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, and (ii) our lack of IT general controls regarding to the Logical Access Security, Change Management, IT Operations of financial system and Cybersecurity.

To remediate our identified material weaknesses, we have implemented several measures to improve our internal control over financial reporting, including (i) hiring additional qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to establish a financial and system control framework; (ii) expanding the capabilities of existing accounting and financial personnel by implementing regular and continuous U.S. GAAP training programs; (iii) preparing comprehensive accounting policies, manuals and closing procedures to improve the quality and accuracy of our period-end financial closing process; and (iv) hire experienced IT staff with qualifications of the CRISC (“Certified in Risk and Information Systems Control”) to formalize and strengthen the key internal control over Information Technology General Control.

The process of designing and implementing an effective financial reporting system is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a financial reporting system that is adequate to satisfy our reporting obligations. See “Item 3. KEY INFORMATION - D. Risk Factors - Risks Relating to our Business and Operation.”

As a company with less than $1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting. The JOBS Act also provides that an emerging growth company does not need to comply with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards.

(b) Management’s Annual Report on Internal Control over Financial Reporting Attestation Report of the Registered Public Accounting Firm

This Annual Report does not include a report of management’s assessment regarding internal control over financial reporting due to a transition period established by rules of the SEC for newly public companies.

(c) Attestation report of the registered public accounting firm

Since we are an “emerging growth company” as defined under the JOBS Act, we are exempt from the requirement to comply with the auditor attestation requirements that our independent registered public accounting firm attest to and report on the effectiveness of our internal control structure and procedures for financial reporting.

(d) Changes in Internal Control over Financial Reporting

Other than those disclosed above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

Item 16A. Audit Committee Financial Expert

Mr. Edward C Ye, Mr. Mikael Charette and Ms. Hung Yu Wu serve on the audit committee, which is chaired by Edward C Ye. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Edward C Ye as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP and J&S Associate PLT, our independent registered public accounting firms, for the periods indicated.

	Years Ended December 31,
Services	2022	2023	2024
	US$	US$	US$
Audit Fees (1) - Marcum Asia CPAs LLP	—	210,000	325,308
Total	—	210,000	325,308

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

The policy of our audit committee is to pre-approve all audit and non-audit services provided by our independent registered public accounting firm, including audit services and audit-related services as described above, other than those for the minimum services which are approved by the audit committee prior to the completion of the audit.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G. Corporate Governance

As a company listed on the Nasdaq Capital Market, we are subject to the Nasdaq corporate governance listing standards. However, Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from the Nasdaq corporate governance listing standards.

We rely on home country practice to be exempted from certain of the corporate governance requirements of Nasdaq, namely (i) there will not be a necessity to have regularly scheduled executive sessions with independent directors; and (ii) there will be no requirement for our company to obtain shareholder approval prior to an issuance of securities in connection with (a) the acquisition of stock or assets of another company; (b) equity-based compensation of officers, directors, employees or consultants; and (c) a change of control. To the extent we choose to follow home country practice currently and in the future, our shareholders may be afforded less protection than they otherwise would under the Nasdaq corporate governance listing standards applicable to U.S. domestic issuers. See “Item 3. Key Information - 3.D. Risk Factors -Risks Related to Our Ordinary Shares.”

Item 16H. Mine Safety Disclosure

Not applicable.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16J. Insider trading policies

We have adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees. A copy of the Insider Trading Policy is attached as an exhibit to this annual report and posted on the Corporate Governance section of our website, which is located at https://www.springviewggl.com/.

Item 16K. Cybersecurity

Risk Management and Strategy

We recognize the importance of developing, implementing, and maintaining appropriate and adequate administrative and technical measures to safeguard our information management security systems and protect the confidentiality, integrity, and availability of data, in compliance with the necessary legislation and regulations in the jurisdictions in which we operate. Therefore, we have developed and maintain a comprehensive cybersecurity risk management program that focuses on monitoring, risk mitigation and risk response, in order to ensure the security and safety of our computer systems, networks, cloud services, software, and all data stored therein.

We have implemented protocols to protect against cybersecurity threats and prevent unauthorized access to sensitive data. We conduct regular assessment of the Company’s cybersecurity risks and vulnerabilities, by identifying potential threats, assessing the likelihood and potential impact of cyberattacks. We also conduct ongoing evaluation of the industry trends and regulatory environments to ensure we are in full compliance with applicable cybersecurity laws and regulations in all jurisdictions where we operate. We have set in place an efficient risk mitigation and control and incident response protocols to identify potential risks, detect, effectively respond to, and recover from cybersecurity breaches.

Overall, we believe that we have established a robust framework to protect against cybersecurity threats, mitigate risks, preserve customer trust and reputation, and support the sustainable growth of our Company.

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between Springview Cayman and Zhuo Wang (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.2	Employment Agreement between Springview Cayman and Siew Yian Lee (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.3	Employment Agreement between Springview Cayman and Jordan Yi Chun Tse (incorporated herein by reference to Exhibit 10.3 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.4	Independent Director Offer Letter between Springview Cayman and Edward C Ye (incorporated herein by reference to Exhibit 10.4 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.5	Independent Director Offer Letter between Springview Cayman and Mikael Charette (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.6	Independent Director Offer Letter between Springview Cayman and Hung Yu Wu (incorporated herein by reference to Exhibit 10.6 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.7	Director Offer Letter between Springview Cayman and Zhuo Wang (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.8	Director Offer Letter between Springview Cayman and Siew Yian Lee (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.9	Form of Design and Build Contract (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.10	Form of Construction Contract (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.11	Financial Support Letter of Zhuo Wang (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.12	Contracting Arrangement between Springview Enterprises Pte. Ltd. and Springview Contracts Pte. Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.13	Employment Agreement between Springview Singapore and Zhuo Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.14	Employment Agreement & Salary Increase Notice between Springview Singapore and Siew Yian Lee (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)

4.15	Loan Disbursement Letter & Repayment Schedule of ANEXT Bank dated January 26, 2023 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.16	Loan Agreement between Springview Singapore and DBS Bank dated July 17, 2023 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.17	Loan Agreement between Springview Singapore and DBS Bank dated August 2, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.18	Loan Approval Letter from OCBC Bank dated July 25, 2023 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.19	Loan Approval Letter from Standard Chartered Bank dated June 22, 2022 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.20	Loan Approval Letter from Standard Chartered Bank dated August 15, 2023 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.21	Loan Approval Letter from Standard Chartered Bank dated February 18, 2021 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.22	Loan Agreement between Springview Singapore and Ethoz Bank dated December 24, 2021 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
11.1	Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1*	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2*	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPRINGVIEW HOLDINGS LTD

By:	/s/ Zhou Wang
	Name:	Zhuo Wang
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Date: April 28, 2025

SPRINGVIEW HOLDINGS LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Springview Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Springview Holdings Ltd (the “Company”) as of December 31, 2023 and 2024, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Marcum Asia CPAs LLP

Marcum Asia CPAs LLP

We have served as the Company’s auditor since 2023.

New York, New York

April 28, 2025

SPRINGVIEW HOLDINGS LTD
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2023	2024	2024
	S$	S$	$
Assets
Current assets
Cash	698,106	3,373,424	2,469,202
Accounts receivable, net	314,572	45,477	33,286
Accounts receivable – a related party	145,842	19,901	14,567
Contract assets – current	4,813,313	4,618,205	3,380,329
Loan receivable – third party	—	2,621,944	1,919,151
Other assets – current	76,249	52,491	38,421
Total current assets	6,048,082	10,731,442	7,854,956
Non-current assets
Property and equipment, net	7,861	3,546	2,596
Right-of-use assets, net	295,174	390,680	285,961
Contract assets – non-current	—	333,786	244,317
Other assets – non-current	411,070	72,354	52,960
Total non-current assets	714,105	800,366	585,834
Total assets	6,762,187	11,531,808	8,440,790
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	1,354,368	1,669,596	1,222,073
Other payables and accruals	776,424	805,850	589,848
Amount due to related parties	604,229	1,054,597	771,920
Loans and borrowings – current	429,603	256,729	187,915
Operating lease liabilities – current	136,566	170,776	125,001
Finance lease liabilities – current	62,778	45,032	32,961
Total current liabilities	3,363,968	4,002,580	2,929,718
Non-current liabilities
Deferred tax liabilities, net	578,383	391,836	286,807
Loans and borrowings – non-current	836,662	579,071	423,855
Operating lease liabilities – non-current	42,217	96,921	70,942
Finance lease liabilities – non-current	73,173	80,476	58,905
Total non-current liabilities	1,530,435	1,148,304	840,509
Total liabilities	4,894,403	5,150,884	3,770,227
Shareholders’ equity
*Class A Ordinary Shares, $0.0001 par value, 400,000,000 shares authorized, 10,000,000 and 11,500,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively	1,352	1,549	1,150
*Class B Ordinary Shares, $0.0001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2023 and December 31, 2024, respectively	1,352	1,352	1,000
Accumulated other comprehensive income	—	250,665	183,476
Additional paid-in capital	997,296	6,290,712	4,604,506
Retained earnings (accumulated deficit)	867,784	(163,354)	(119,569)
Total shareholders’ equity	1,867,784	6,380,924	4,670,563
Total liabilities and shareholders’ equity	6,762,187	11,531,808	8,440,790

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
CONSOLIDATED STATEMENTS OF OPERATIONSAND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
Revenue	6,868,847	13,167,319	8,811,646	6,449,748
Revenue from a related party	347,105	185,694	-	-
Total revenue	7,215,952	13,353,013	8,811,646	6,449,748

Cost of revenue	(4,837,012)	(8,534,597)	(7,907,554)	(5,787,992)
Cost of revenue from a related party	(330,576)	(176,851)	-	-
Total Cost of revenue	(5,167,588)	(8,711,448)	(7,907,554)	(5,787,992)
Gross profit	2,048,364	4,641,565	904,092	661,756

Operating expenses
General and administrative expenses	(1,327,124)	(1,720,155)	(2,028,293)	(1,484,624)
Total operating expenses	(1,327,124)	(1,720,155)	(2,028,293)	(1,484,624)

Income (loss) from operations	721,240	2,921,410	(1,124,201)	(822,868)

Other income (expenses)
Interest expenses, net	(42,938)	(78,069)	(108,673)	(79,544)
Other income	50,478	24,834	35,786	26,194
Total other income (expense), net	7,540	(53,235)	(72,887)	(53,350)

Income (loss) before income taxes	728,780	2,868,175	(1,197,088)	(876,218)
Income tax (expenses) benefit	(111,055)	(478,009)	165,950	121,468
Net income (loss)	617,725	2,390,166	(1,031,138)	(754,750)

Other comprehensive income
Foreign currency translation adjustments	—	—	250,665	183,476
Total Comprehensive income (loss)	617,725	2,390,166	(780,473)	(571,274)

Weighted average number of outstanding ordinary shares
*Basic and diluted	20,000,000	20,000,000	20,308,219	20,308,219
Earnings (loss) per share
Basic and diluted	0.03	0.12	(0.05)	(0.04)

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated deficit) Retained earnings	Total shareholders’ (deficit) equity
	*Shares	S$	*Shares	S$	S$	S$	S$	S$
Balance at January 1, 2022	10,000,000	1,352	10,000,000	1,352	997,296		(2,140,107)	(1,140,107)
Net income	—	—	—	—	—	—	617,725	617,725
Balance at December 31, 2022	10,000,000	1,352	10,000,000	1,352	997,296	—	(1,522,382)	(522,382)
Net income	—	—	—	—	—	—	2,390,166	2,390,166
Balance at December 31, 2023	10,000,000	1,352	10,000,000	1,352	997,296	—	867,784	1,867,784
Issuance of ordinary shares pursuant to IPO, net of offering cost	1,500,000	197	—	—	5,293,416	—	—	5,293,613
Net loss	—	—	—	—	—	—	(1,031,138)	(1,031,138)
Foreign currency translation adjustment	—	—	—	—	—	250,665	—	250,665
Balance at December 31, 2024	11,500,000	1,549	10,000,000	1,352	6,290,712	250,665	(163,354)	6,380,924
Balance at December 31, 2024 ($)	11,500,000	1,150	10,000,000	1,000	4,604,506	183,476	(119,569)	4,670,563

*	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
Cash flows from operating activities
Net income (loss)	617,725	2,390,166	(1,031,138)	(754,750)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	—	30,916	30,078	22,016
Depreciation of property and equipment	3,155	4,619	4,314	3,158
Amortization of right-of-use assets	180,224	192,021	225,287	164,900
Gain on early termination of lease	—	—	(11,081)	(8,111)
Deferred tax expenses	—	478,009	(186,547)	(136,544)
Changes in operating assets and liabilities
Accounts receivable	(122,031)	(208,457)	239,017	174,950
Contract assets	(751,722)	(4,061,592)	(138,678)	(101,506)
Accounts receivable – a related party	(347,105)	(185,694)	125,941	92,183
Other assets	(27,977)	18,670	161,948	118,539
Accounts payable	(487,534)	325,961	315,228	230,733
Other payables and accruals	213,123	(72,121)	(95,002)	(69,537)
Contract liabilities	136,464	(136,464)	—	—
Income tax payable	105,228	(15,772)	—	—
Lease liabilities	(117,047)	(129,648)	(170,637)	(124,899)
Net cash used in operating activities	(597,497)	(1,369,386)	(531,270)	(388,868)

Cash flows from investing activities
Purchases of property and equipment	(7,752)	(4,879)	—	—
Repayment of amount from a related party	702,000	1,000,000	—	—
Loans to a third party	—	—	(2,621,944)	(1,919,151)
Net cash provided by (used in) investing activities	694,248	995,121	(2,621,944)	(1,919,151)

Cash flows from financing activities
Proceeds from loans and borrowings	275,000	1,050,000	—	—
Proceeds from related parties	—	584,328	450,368	329,650
Payment for deferred offering costs	—	(200,526)	—	—
Repayment of amount to related parties	(62,806)	(212,051)	—	—
Repayment of loans and borrowings	(366,374)	(439,850)	(430,465)	(315,082)
Payments for finance lease liabilities	(55,259)	(58,215)	(60,604)	(44,360)
Issuance of Class A ordinary shares in connection with IPO	—	—	5,618,568	4,112,550
Net cash (used in) provided by financing activities	(209,439)	723,686	5,577,867	4,082,758
Effect of foreign exchange on cash	—	—	250,665	183,479
Net changes in cash	(112,688)	349,421	2,675,318	1,958,218
Cash at beginning of the year	461,373	348,685	698,106	510,984
Cash at end of the year	348,685	698,106	3,373,424	2,469,202

Supplemental non-cash in financing activities:
Deferred IPO costs charged to share capital	—	—	1,543,632	1,129,873
Offset amount due to a related party	1,084,524	1,296,018	—	—
Right-of-use assets, obtained in exchange for lease obligations	—	—	345,788	253,102

Supplement disclosures of cash flow information:
Income taxes paid	8,479	15,773	20,597	15,076
Interest paid	42,938	73,962	80,176	58,685

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — NATURE OF BUSINESS AND ORGANIZATION

Springview Holdings Ltd (the “Company” or “Springview (Cayman)”) is a holding company incorporated on September 27, 2023 in Cayman Islands while Springview (BVI) Ltd was incorporated on October 11, 2023 in the BVI with the Company being the sole shareholder of Springview (BVI) Ltd. The Company conducts its business primarily through its indirect wholly-owned subsidiary in Singapore, Springview Enterprises Pte. Ltd., providing four main types of works: (i) new construction, (ii) reconstruction, (iii) Additions and Alterations (“A&A”), and (iv) other general contracting services. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services. The Company is a holding company with no business operation.

As at December 31, 2024, subsidiary of the Company includes the following entity:

Entity	Date of incorporation	Place of incorporation	Ownership	Principal activities
Springview (BVI) Ltd (Springview (BVI))	October 11, 2023	British Virgin Islands	100% owned by Springview (Cayman)	Investment holding
Springview Enterprises Pte. Ltd. (Springview (S))	June 3, 2002	Singapore	100% owned by Springview (BVI)	General contractors (Building construction including major upgrading works)

Pursuant to a group reorganization (the “Reorganization”) to rationalize the structure of the Company and its subsidiary in preparation for the listing of the Company’s shares, the Company became the holding company on December 1, 2023. The Company and its subsidiary were under common control of the shareholders and their entire equity interests were also ultimately held by the shareholders immediately prior to the Reorganization, which have been accounted for as reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of the Company.

On October 17, 2024, the Company completed its initial public offering (“IPO”) of 1,500,000 Class A ordinary shares at $4.00 per share, generating gross proceeds of approximately $6.0 million. After deducting underwriting discounts, commissions, and offering expenses, net proceeds were approximately S$5.3 million ($3.9 million).

Note 2 — LIQUIDITY

As of December 31, 2023 and 2024, the Company’s cash balances amounted to approximately S$698,106 and S$3,373,424 ($2,469,202) respectively. and the Company’s current assets were S$6,048,082 and S$10,731,442 ($7,854,956), respectively, and the Company’s current liabilities were S$3,363,968 and S$4,002,580 ($2,929,718), respectively. For the years ended December 31, 2023 and 2024, the Company generated profit of S$2,390,166 and net loss of S$1,031,138 ($754,750) respectively.

In assessing the Company’s liquidity, the management believes that the Company’s current cash and working capital will be sufficient to support the Company’s continuous operations and meet the Company’s third parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the consolidated financial statements.

The Company’s liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, the Company have financed the Company’s operations mainly through successful IPO in 2024. the Company have also started to seek additional financing from local banks and financial institutions to fund the Company’s ongoing operations. As of December 31, 2023 and 2024, the Company’s outstanding loans and borrowings amounted to S$1,266,265 and S$835,800 ($611,770), respectively, with annual interest rates ranging from 2.75% to 8.80% and repayment periods of between one to five years.

The Company believes that the Company’s current cash and loans from banks, and the net proceeds from the Company’s initial public offering will be sufficient to meet the Company’s working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. However, if the Company experience an adverse operating environment or incur unanticipated capital expenditures, or if the Company decide to accelerate growth beyond the Company’s initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to the Company’s existing shareholders.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — LIQUIDITY (cont.)

Based on the management’s assessment of the future liquidity and performance of the Company and its available sources of financing, the Company believes that the current cash and cash flows generated from the Company’s future operating and financing activities will be sufficient to meet the cash requirements to fund planned operations and other commitments for at least the next twelve months from the date of the issuance of the consolidated financial statements.

Note 3 — Summary of Significant Accounting Policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiary. All inter-company transactions and balances between the Company and its subsidiary have been eliminated upon consolidation. Subsidiaries are those entities in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Risks and uncertainties

The main operations of the Company are in Singapore. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in Singapore, as well as by the general state of the economy in Singapore. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in Singapore. The Company believes that it is following existing laws and regulations including its organization and structure disclosed in Note 1, such experience may not be indicative of future results.

Use of estimates and assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. On an ongoing basis, management evaluates estimates, including but not limited to, those related to allowance for credit losses, determination of the useful lives of property and equipment, impairment of long-lived assets, right-of-use assets, financing lease liabilities, revenue recognition, allowance for deferred tax assets and contingencies. Management bases its estimates on historical experience and on various other assumptions believed to be reasonable. As a result, management makes judgments regarding the carrying values of the Company’s assets and liabilities that are not readily apparent from other sources. Authoritative pronouncements, historical experience and information, information that is currently available to the Company and assumptions that the Company believes to be reasonable under the circumstances are used as the basis for making estimates and judgements. Actual results may differ from these estimates.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Foreign currency translation

The accompanying consolidated financial statements are presented in the Singapore Dollars (“S$”), which is the reporting currency of the Company. The functional currency of the Company in the Cayman Islands is United States Dollars (“$”), its subsidiaries which are incorporated in British Virgin Islands and Singapore are United States Dollars (“$”) and Singapore Dollars (“S$”) respectively, which are their respective local currencies based on the criteria of ASC 830, “Foreign Currency Matters”.

In the consolidated financial statements of the Company, transactions in currencies other than the functional currency are measured and recorded in the functional currency using the exchange rate in effect at the date of the transaction. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate at the balance sheet date.

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and comprehensive income and consolidated statements of cash flows from S$ into $ as of and for the year ended December 31, 2024 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = S$1.3662, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into $ at such rate or at any other rate.

Cash

Cash consists of demand deposit placed with commercial banks, which is unrestricted as to withdrawal and use and have original maturities of less than three months. Cash balances in bank accounts in Singapore with maximum amount of S$100,000 are insured under the Deposit Protection Scheme introduced by the Singapore government. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. Management believes that the commercial banks are of high credit quality and continually monitors the credit worthiness of these commercial banks.

Accounts receivable, net

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2022, which requires consideration of a broader range of information to estimate credit losses over the lifetime of the asset, including current conditions and reasonable and supportable forecasts in addition to historical loss information, to determine expected credit losses and applies to the measurement of impairment on financial assets measured at amortized cost, which includes trade receivable. Therefore, estimates of expected credit losses on trade receivables over their life will be required to be recorded at inception, based on historical information, current conditions, and reasonable and supportable forecasts.

Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which include accounts receivable. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted the loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented as net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of income (operations) and comprehensive income (loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible. For the years ended December 31, 2022, 2023 and 2024, the provision for credit losses of accounts receivable was nil, S$30,916 and S$ 30,078 ($ 22,016), respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Other assets

Other assets, current and non-current, primarily consist of prepaid expenses, advance to suppliers and deposits for leases and tenders. These amounts bear no interest. Management reviews its prepayments, advances and refundable deposits placed with counterparties on a regular basis to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability becomes doubtful. As of December 31, 2023 and 2024, no allowance was deemed necessary.

Loan receivable – third party

Loan receivable – third party represents a loan offered to a third party with interest. Loan receivable, third party are initially recognized at fair value which is the cash disbursed to originate loan, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. As of December 31, 2023 and 2024, there was nil and nil credit loss recorded, respectively.

Deferred offering costs

Deferred offering costs consist of legal, underwriting fees and other costs incurred through the balance sheet date that are directly related to the proposed public offering. These costs, together with the underwriting discounts and commissions. will be charged to additional paid-in capital upon completion of the proposed public offering. Should the proposed public offering prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations.

Pursuant to ASC 340-10-S99-1, upon the successful completion of the initial public offering on October 17, 2024, IPO costs directly attributable to an offering of equity securities are deferred and have been charged against the gross proceeds of the offering as a reduction of additional paid-in capital.

Property and equipment, net

Property and equipment are stated at cost, less accumulated depreciation, and impairment loss, if applicable. Depreciation is computed using the straight-line method after consideration of the estimated useful lives. The estimated useful lives are as follows:
Useful life
Office equipment	5 years
Computer equipment	3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the consolidated statements of income and comprehensive income. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterment, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2022, 2023 and 2024, no impairment of long-lived assets was recognized.

Fair value measurement

Accounting guidance defines fair value as the exchange price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact, and it considers assumptions that market participants would use when pricing the asset or liability.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Accounting guidance establishes a three-level fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The three levels of inputs that may be used to measure fair value are as follows:

●	Level 1 applies to assets or liabilities for which there are quoted prices, in active markets for identical assets or liabilities.

●	Level 2 applies to assets or liabilities for which there are inputs other than quoted prices included within Level 1 that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical asset or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

●	Level 3 applies to asset or liabilities for which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities.

The Company considers the carrying value of its financial assets and liabilities, which consist of cash, accounts receivable, accounts receivable - related party, and contract assets, other assets - current, accounts payable, lease liabilities — current, other payables, amount due to related parties, loans, borrowings – current and accruals approximate the fair value of the respective assets and liabilities as of December 31, 2023 and 2024 due to their short-term nature.

Contract assets and contract liabilities

Construction projects with performance obligations recognized over time that have revenue recognized to date in excess of cumulative billings are reported on the Company’s consolidated balance sheets as “contract assets”. Contract retentions, included in contract assets, represent amounts withheld by clients, in accordance with underlying contract terms until certain conditions are met. Provisions for estimated losses of contract assets on uncompleted contracts are made in the period in which such losses are determined. Contract assets expected to be billed and collected within twelve months are classified as current assets, while amounts not expected to be realized within the next twelve months, including retentions and final payments, are classified as non-current assets.

Contract liabilities on uncompleted construction contracts represent the amounts of cash collected from clients, billings to clients on contracts in advance of work performed and revenue recognized and provisions for losses. The majority of these amounts are expected to be earned within twelve months and are classified as current liabilities.

Leases

On January 1, 2021, the Company adopted ASU 2016-02 Leases (Topic 842) issued by the FASB, using the modified retrospective transition method. The adoption of Topic 842 resulted in the presentation of financing lease on the consolidated balance sheets.

The Company accounts for leases under ASC 842. The Company determines if an arrangement is a lease at inception. A lease is classified at the inception date as either a finance lease or an operating lease. As the lessee, a lease is a finance lease when the lease meets any of the following criteria at lease commencement:

a)	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

b)	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

c)	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

d)	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; and

e)	The underlying asset is of such as specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company entered into lease agreements as lessee to lease motor vehicles, office equipment and buildings from third parties.

The Company accounts for those motor vehicle and office equipment leases in accordance with ASC 842. The two primary accounting provisions the Company uses to classify transactions as financing leases or operating leases are (i) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term and (ii) the lease term is for 75% or more of the remaining economic life of the underlying asset unless the commencement date falls within the last 25% of the economic life of the underlying asset. The motor vehicle and office equipment leases contain one of the two terms, and the Company believes that the motor vehicle and office equipment leases should be classified as finance leases.

The Company accounts for those building leases in accordance with ASC 842. The Company believes that the building leases agreements do not contain nor meet any of the five primary accounting provisions the Company uses to classify transactions as financing leases. The building leases are classified as operating leases.

Finance lease assets and operating leases are included in right-of-use (“ROU”) assets, and finance lease liabilities are included in current and non-current finance lease liabilities, while operating lease liabilities are included in current and non-current operating lease liabilities, in the Company’s consolidated balance sheets. ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Finance and operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term.

When determining the lease term, the Company includes options to extend or terminate the lease when it is reasonably certain that it will exercise that option. The Company used the rate implicit in the lease, if available, or the incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments.

The Company elected the practical expedients under ASC 842 that does not require the Company to reassess: (1) whether any expired or existing contracts are, or contain, leases, (2) lease classification for any expired or existing leases and (3) initial direct costs for any expired or existing leases. For lease terms of twelve months or fewer, the Company elected not to recognize lease assets and liabilities on its consolidated balance sheets.

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended December 31, 2022, 2023 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Revenue recognition

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”), on January 1, 2021 using the modified retrospective approach. The Company’s accounting for revenue recognition remains substantially unchanged prior to adoption of ASC 606. The effect from the adoption of ASC 606 was not material to the Company’s consolidated financial statements.

The Company recognizes revenue to depict the transfer of promised goods or services (that is, an asset) to customers in an amount that reflects the consideration to which the Company expects to receive in exchange for those services. The following five steps defined under ASC 606 are applied to achieve the core principle of revenue standard:

(i)	Identify the contract with the customer

(ii)	Identify the performance obligations in the contract

(iii)	Determine the transaction price

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

(iv)	Allocate the transaction price to the performance obligations in the contract

(v)	Recognize revenue when the company satisfies a performance obligation

The Company generates revenue mainly from construction projects with the following major categories of works: (i) new construction, (ii) reconstruction, (iii) A&A, and (iv) other general contracting services, such as renovation and design consultation. For new construction, the existing house will be demolished, and a new house will be rebuilt. Reconstruction works involve replacement of substantial part of the house. For A&A works, minor modifications are made to existing structures within the existing building requirements while other general contracting services include renovation and design consultation services.

The following table shows the Company’s revenue by revenue categories for the periods indicated.

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
New construction	3,917,911	7,675,725	7,600,302	5,563,096
Reconstruction	1,942,247	1,599,688	180,203	131,901
A&A	824,089	3,628,036	999,031	731,248
Other general contracting services	531,705	449,564	32,110	23,503
Total revenue	7,215,952	13,353,013	8,811,646	6,449,748

The Company assessed that the four major categories of revenue share the substantially the same characteristics and nature of terms in its contracts with customers and follows the same pattern of transfer of promised services to customers, and thus apply the same revenue recognition policies to all its revenue.

The Company enters into construction contracts with customers that create enforceable rights and obligations and for which it is probable that the Company will collect the consideration to which it will be entitled as services are transferred to the customers. It is standard practice for the Company to have the agreements with the Company’s customers in writing. All the agreements have commercial substance, as each contract with the customer has payment terms specified based upon fulfilment of certain conditions and agreed methods charged on monthly basis. The Company will submit monthly progress claim to its customer, and after the Company receives the interim progress certificate from the customer, the Company will issue a tax invoice to the customer. As the Company’s customers are required to pay at different billing stages over the contract period, such progress payments limit the Company’s exposure to credit risk. The company also reasonably expects that the effects on the financial statements of applying ASC 606 to the portfolio of contracts would not differ materially from applying ASC 606 to the individual contracts within that portfolio.

The Company is responsible for a series of work including but not limited to those stated under the scope of work, which can include the design of the project, obtaining the relevant permits and approvals from authorities, engineering, site clearance, procurement of materials, construction and interior fitting-out/installation as part of the contract. This comprehensive scope includes any required rework to meet owner specifications, which may result in additional costs beyond initial budget. The Company believes these services are not distinct as they are highly interrelated and the contract includes a significant service of integrating the various services into the combined work the customer is contracting for, which is the completed property. The contracts may include retentions paid at the end of the project as a warranty to ensure the Company meets the contract requirements. However, since the customer does not have the option to separately purchase the warranty and there are no additional services to the customer during the retention period, such warranty is not recognized as a separate performance obligation. The Company has concluded that the promises to be delivered on the construction contract would be one single performance obligation, and therefore no allocation of the transaction price is required.

The Company’s contracts with each customer are with fixed price and provide for milestone billings based upon the attainment of specific project objectives to ensure the Company meets the contractual requirements. The contract does not have variable consideration. However, the contract subject to modification in the form of unpriced or pending change orders or claims that either increase or decrease the contract price. Contract modification is accounted for as part of the existing contract as the remaining work is not distinct and form part of a single performance obligation that is partially satisfied at the date of the contract modification. The impact of contract modification has on the contract price and the Company’s measure of progress towards complete satisfaction of the performance obligation is recognized as a cumulative catch-up adjustment to revenue at the date of contract modification.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

The Company is not required to assess whether a contract contains a significant financing component if the Company expects, at contract inception, that the period between payment by the customers and the transfer of promised services to the customers will be less than one year. Further, the Company believes that with its monthly progress billings there is no financing component in its contracts. There are no non-cash and payable consideration for any services provided by the Company.

The Company recognizes revenue based on the Company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligation. This input method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires the Company to coordinate the work of subcontracts and employees. Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. There was addition costs incurred to maintain relationship with certain customers who require additional work for renovation. The Company expects this type of additional costs and change of estimates to be rare exceptions. The change of estimates reduced the revenue by S$ 1,613,632 for the year ended December 31, 2024.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the years ended December 31, 2022, 2023 and 2024.

The Company recognizes revenue over time for all projects throughout the contract period.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale or service provided is recognized, the Company records estimated future warranty costs under ASC 460. At completion, costs for warranties are estimated and these warranties are not service warranties separately sold by the Company. The estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended December 31, 2022, 2023 and 2024 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Cost of revenue

Cost of revenue for construction contracts primarily consisted of material costs, subcontracting costs, direct labor costs, rental of equipment and other expenses incurred in contract performance. These costs are expenses as incurred.

Borrowing costs

All borrowing costs are recognized in interest expenses in the consolidated statement of income (operations) and comprehensive income (loss) in the period in which they are incurred.

General and administrative expenses

General and administrative expenses consist primarily of motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Employee benefit

Defined contribution plan

The Company participates in the national pension schemes as defined by the laws of Singapore’s jurisdictions in which it has operations. Contributions to defined contribution pension schemes are recognized as an expense in the period in which the related service is performed.

Government grants

Government grants are compensation for expenses already incurred or for the purpose of giving immediate financial support to the Company. The government evaluates the Company’s eligibility for the grants on a consistent basis, and then makes the payment. Therefore, there are no restrictions on the grants.

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received from the Singapore Government were S$16,188, S$ 4,296 and S$7,133 ($5,221) for the years ended December 31, 2022, 2023 and 2024, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2022, 2023 and 2024. The Company had no uncertain tax positions as of December 31, 2023 and 2024. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

As of December 31, 2024, the tax years ended December 31, 2021 through 2024 for the Company’s Singapore subsidiary remain open for statutory examination by Singapore tax authorities.

Related parties’ transactions

Parties, which can be a corporation or individual, are considered to be related if the Company has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Companies are also considered to be related if they are subject to common control or common significant influence, such as a family member or relative, shareholder, or a related corporation.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2023 and 2024, the Company’s accrued provision for its ongoing litigation matters was S$385,000 and S$275,000 ($201,288) respectively in its consolidated financial statements. For more information see “Note 17 — Commitments and Contingencies”.

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2023 and 2024, there were no dilutive shares.

Segment reporting

In November 2023, the FASB issued ASU 2023-07, “Segment Reporting (Topic 280)” (“ASU 2023-07”). The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision useful financial analyses. Topic 280 requires a public entity to report a measure of segment profit or loss that the chief operating decision maker (“CODM”) uses to assess segment performance and make decisions about allocating resources. Topic 280 also requires other specified segment items and amounts, such as depreciation, amortization, and depletion expense, to be disclosed under certain circumstances. The amendments in ASU 2023-07 do not change or remove those disclosure requirements. The amendments in ASU 2023-07 also do not change how a public entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The amendments in ASU 2023-07 are effective for years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024, adopted retrospectively. The Company adopted this ASU retrospectively on December 31, 2024. Refer to Note 17, Segment Reporting for the inclusion of the new required disclosures.

In accordance with ASC 280, Segment Reporting, an operating segment is identified as a component of an enterprise that engages in business activities about which separate discrete financial information and operating results is the Company’s CODM has been identified as the Chief Executive Officer. The Company operates and manages its business as a single segment – in the development of construction projects. The Company’s CODM assesses performance for the segment and decides how to allocate resources by regularly reviewing the segment net income (loss) that also is reported as consolidated net loss on the statement of operations and comprehensive loss, after taking into account the Company’s strategic priorities, its cash balance, and its expected use of cash. Further, the CODM reviews and utilizes revenue (i.e., commercial customers and residential customers), cost of revenue(i.e., subcontracting costs, material costs, labor costs, equipment rental and site costs, and other direct costs, and operating expenses (i.e., staff expenses, depreciation and amortization, lease expenses, lease expenses, transport and entertainment, professional fees, and other miscellaneous expenses) at the consolidated level to manage the Company’s operations. Other segment items included in interest expenses, net, other income, and income tax (expenses) benefit, which are reflected in the segment and consolidated net loss. The measure of segment assets is reported on the consolidated balance sheet as total consolidated assets.

Significant Risks

Currency risk

The Company’s operating activities are transacted in S$. Foreign exchange risk may arise from future commercial transactions, and from fluctuations and the degree of volatility of foreign exchange rates between $ and S$.

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, accounts receivable, and accounts receivable – a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore and United States of America. As of December 31, 2023 and 2024, S$698,106 and S$3,373,424 ($2,469,202) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for account receivable using an aging schedule. The Company estimates the credit loss rates based on historical loss information, aging of receivables and management’s judgements, including current, reasonable and supportable.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables.

Credit risk on accounts receivable – a related party is not significant as the timing of payment is controlled by common director and shareholders taking into account cash flow requirements of the Company and there has been no significant increase in the risk of default nor impairment recognized on the accounts receivable – a related party since initial recognition.

For the year ended December 31, 2022, two customers accounted for approximately 19% and 19% of the Company’s total revenue. For the year ended December 31, 2023, four customers accounted for approximately 17%, 17%, 15% and 12% of the Company’s total revenue. For the year ended December 31, 2024, three customers accounted for approximately 20%, 19%, and 18% of the Company’s total revenue.

As of December 31, 2023, three customers accounted for approximately 12%, 23% and 65% of the total accounts receivable. As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable.

For the years ended December 31, 2021, 2022 and 2023, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of the Company’s total accounts payable as of December 31, 2023 and 2024.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2023	As of December 31, 2024
Subcontractor A	Subcontract service	1	22
Subcontractor B	Subcontract service	-	12
Subcontractor C	Subcontract service	-	12
Subcontractor D	Subcontract service	18	3
Subcontractor E	Subcontract service	11	-

Interest rate risk

Fluctuations in market interest rates may negatively affect the Company’s financial condition and results of operations. The Company is exposed to floating interest rate on cash deposit and floating rate borrowings, and risks due to changes in interest rates is not material. The Company has not used any derivative financial instruments to manage interest rate exposure.

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments under ASU 2023-09 should be applied on a prospective basis, although retrospective application is permitted. The Company is currently evaluating the potential impact of ASU 2023-09 on its consolidated financial statements and disclosures.

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU No. 2025-01, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires additional disclosure of the nature of expenses included in the income statement as well as disclosures about specific types of expenses included in the expense captions presented in the income statement. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Both early adoption and retrospective application are permitted. The Company is currently evaluating the impact that the adoption of these standards will have on its consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of operations and comprehensive loss and statements of cash flows.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, statements of income (operations) and comprehensive income (loss) and statements of cash flows.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Accounts receivable	345,488	106,471	77,931
Less: Allowance for credit losses	(30,916)	(60,994)	(44,645)
Accounts receivable, net	314,572	45,477	33,286

Movements of allowance for credit losses are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Allowance for expected credit losses, beginning	—	30,916	22,629
Additions	30,916	30,078	22,016
Allowance for expected credit losses, ending	30,916	60,994	44,645

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — CONTRACT ASSETS (LIABILITIES)

Contract assets consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Revenue recognized to date	12,903,448	21,715,095	15,894,521
Less: Progress billings to date	8,090,135	16,763,104	12,269,876
Contract assets	4,813,313	4,951,991	3,624,646
Contract assets – current	4,813,313	4,618,205	3,380,329
Contract assets – non-current	—	333,786	244,317

Contract assets are classified as current and non-current based on whether they have exceeded the maintenance period.

While the project has been completed, the Company continues to provide maintenance services and is progressively recovering the associated Contract asset. Based on the Company’s assessment, there is a high likelihood of full recovery for this contract asset. Consequently, no impairment provision is deemed necessary for this project at this time.

The movement in contract liabilities is as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Balance at beginning of the year	136,464	—	—
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	(136,464)	—	—
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	—	—	—
Balance at end of the year	—	—	—

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — LOAN RECEIVABLE - THIRD PARTY

Loan receivable – third party consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Borrower A	—	2,621,944	1,919,151
Loan receivable – third party	—	2,621,944	1,919,151

The Company provided Borrower A with a term loan of S$2,621,944 ($2,000,000), maturing on April 15, 2025, the loan shall bear interest at a fixed rate of five percent (5%) per annum.

As of the date of the issuance of consolidated financial statements, the Company has collected S$1,300,000 and extended the remaining balance of S$1,321,944 to October 15, 2025.

Note 7 — OTHER ASSETS

Other assets — current consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Prepayments	76,249	6,234	4,563
Short-term deposits	—	17,795	13,025
Interest receivable from a third party	—	28,462	20,833
Other assets – current	76,249	52,491	38,421

Other assets — non-current consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Advance to suppliers	32,077	9,497	6,952
Long-term deposits	54,038	62,857	46,008
Deferred offering costs	324,955	—	—
Other assets – non-current	411,070	72,354	52,960

Short-term deposits include deposits for tenders while long-term deposits primarily include deposits for leases.

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Computers	24,668	24,668	18,056
Office equipment	2,202	2,202	1,612
Subtotal	26,870	26,870	19,668
Less: Accumulated depreciation	(19,011)	(23,325)	(17,072)
Property and equipment, net	7,861	3,546	2,596

Depreciation expenses of owned assets for the years ended December 31, 2022, 2023 and 2024 amounted to S$3,155, S$4,619 and S$4,314 ($3,158), respectively.

No impairment loss had been recognized during the years ended December 31, 2022, 2023 and 2024.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES

Finance leases as lessee

As of December 31, 2023 and 2024, the Company has finance leases on its consolidated balance sheets for hire purchase of motor vehicle and lease of office equipment.

The following table shows finance lease liabilities and the associated financial statement line items:

	As of December 31,
	2023	2023	2024
	S$	S$	$
Liabilities
Finance lease liabilities – current	62,778	45,032	32,961
Finance lease liabilities – non-current	73,173	80,476	58,905
Total	135,951	125,508	91,866

As of December 31, 2023 and 2024, “Right-of-use assets, net” consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Motor vehicles under hire purchase	230,334	183,073	134,003
Leased office equipment	73,830	71,434	52,286
Less: Accumulated amortization	(186,084)	(135,482)	(99,168)
Right-of-use assets (finance lease), net	118,080	119,025	87,121

Information related to finance lease activities during the periods are as follows:

	For the Years Ended December 31,
	2023	2024	2024
	S$	S$	$
Finance lease expenses
Amortization	62,346	52,031	38,084
Interest of financing lease liabilities	8,877	8,267	6,051

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

Future finance lease payments as of December 31, 2024 are detailed as follows:

Finance leases	S$	$
2025	50,172	36,724
2026	44,846	32,825
2027	29,388	21,511
2028 and hereafter	10,249	7,502
Total future lease payment	134,655	98,562
Less: Imputed interest	(9,147)	(6,696)
Present value of finance lease liabilities	125,508	91,866
Less: Current portion	(45,032)	(32,961)
Long-term potion of finance lease liabilities	80,476	58,905

The following table shows the weighted-average lease terms and discount rates for finance leases:

	As of December 31,
	2023	2024
Weighted average remaining lease term (Years)
Finance leases	2.70	2.91

Weighted average discount rate (%)
Finance leases	5.67	5.21

Operating leases as lessee

As of December 31, 2023 and 2024, the Company has presented the operating leases of the leased buildings in its consolidated balance sheet.

The following table shows operating lease liabilities and the associated financial statement line items:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Liabilities
Operating lease liabilities – current	136,566	170,776	125,001
Operating lease liabilities – non-current	42,217	96,921	70,942
Total	178,783	267,697	195,943

As of December 31, 2023 and 2024, “Right-of-use assets, net” consisted of the following:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Leasehold buildings	518,964	717,262	525,005
Less: Accumulated amortization	(341,870)	(445,607)	(326,165)
Right-of-use assets (operating lease), net	177,094	271,655	198,840

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

Information related to operating lease activities during the periods are as follows:

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
Operating lease expenses
Amortization	117,878	129,675	173,256	126,816
Interest of operating lease liabilities	9,953	7,157	6,576	4,813

Future operating lease payments as of December 31, 2024 are detailed as follows:

Operating leases	S$	$
2025	176,613	129,273
2026	98,171	71,857
2027 and hereafter	—	—
Total future lease payment	274,784	201,130
Less: Imputed interest	(7,087)	(5,187)
Present value of operating lease liabilities	267,697	195,943
Less: Current portion	(170,776)	(125,001)
Long-term potion of operating lease liabilities	96,921	70,942

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of December 31,
	2023	2024
Weighted average remaining lease term (Years)
Operating leases	1.35	1.56

Weighted average discount rate (%)
Operating leases	3.75	3.42

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS

Long-term and short-term loans and borrowings are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Total loans and borrowings	1,266,265	835,800	611,770
Less: loans and borrowings – current	429,603	256,729	187,915
Loans and borrowings – non-current	836,662	579,071	423,855

Bank borrowings comprised of the following:

					As of December 31,
Loans and	Principal	Maturity	Interest	Repayment
borrowings	amount	Date	Rate	Method	2023	2024	2024
	S$				S$	S$	$
DBS SME Working Capital Loan	50,000	August 5, 2024	Fixed at 7.00%	Monthly Repayment	7,663	-	-
Standard Chartered Bank Enterprise Financing Temporary Bridging Loan I	452,000	March 31, 2024	6.25% below prevailing Business Instalment Loan Board Rate, subject to a cap of 5%	Monthly Repayment	39,149	-	-
Standard Chartered Bank Enterprise Financing Temporary Bridging Loan II	275,000	July 31, 2025	4.12% below prevailing Business Instalment Loan Board Rate, subject to a cap of 5%	Monthly Repayment	150,339	56,322	41,225
ETHOZ Capital Ltd Temporary Bridging Loan	300,000	November 29, 2024	Fixed at 5.00%	Monthly Repayment	105,010	-
ANEXT Bank Loan	300,000	January 26, 2028	Fixed at 8.80%	Monthly Repayment	254,370	200,223	146,555
Standard Chartered Bank Business Installment Loan	300,000	August 31, 2028	0.72% below prevailing Business Instalment Loan Board Rate	Monthly Repayment	282,664	230,670	168,841
OCBC Business Term Loan	300,000	August 31, 2028	4.25% below prevailing Business Term Rate	Monthly Repayment	285,360	233,111	170,627
DBS SME Working Capital Loan II	150,000	August 9, 2028	Fixed at 7.75%	Monthly Repayment	141,710	115,474	84,522
Total loans and borrowings					1,266,265	835,800	611,770

For the years ended December 31, 2022, 2023 and 2024 the effective interest rate of the Company’s loans and borrowings ranges from 2.75% to 9.50%, 2.75% to 8.80% and 2.75% to 8.80%, respectively.

Interest expenses arising from the Company’s loans and borrowings for the years ended December 31, 2022, 2023 and 2024 amounted to S$31,104, S$65,085 and S$ 80,176 ($58,686), respectively.

All loans and borrowings are secured over the joint and several personal guarantees from Ms. Siew Yian Lee and Mr. Heng Kong Chuan, the director and shareholders of the Company.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS (cont.)

The maturity dates for the Company’s outstanding loans and borrowings as of December 31, 2024 are as follows:

	S$	$
2025	313,950	229,798
2026	256,713	187,903
2027	256,712	187,902
2028	129,200	94,569
Thereafter	—	—
Total loans and borrowings	956,575	700,172
Less: Imputed interest	(120,775)	(88,402)
Present value of loans and borrowings	835,800	611,770

Note 11 — OTHER PAYABLES AND ACCRUALS

The components of other payables and accruals are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Accrued expenses	131,435	208,454	152,579
Other payables	553,161	503,997	368,905
GST payable	91,828	93,399	68,364
Other payables and accruals	776,424	805,850	589,848

Accrued expenses mainly consisted of staff expenses and professional service fees and costs incurred for operating activities which are yet to bill. Other payables included the provision for legal claims amounting to S$385,000 and S$275,000 ($201,288) as of December 31, 2023 and 2024, respectively. For more information see “Note 17 — Commitments and Contingencies”.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — OTHER INCOME

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
Interest income	—	4	28,494	20,856
Government grants	16,188	4,296	7,133	5,222
Other miscellaneous income	34,290	20,534	159	116
Total other income	50,478	24,834	35,786	26,194

Note 13 — INCOME TAXES

Income tax

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under current Cayman Islands law. In addition, upon payments of dividends by the Company entities to their shareholders, no Cayman Islands withholding tax will be imposed. Accordingly, the Company does not accrue for taxes.

British Virgin Islands (“BVI”)

Under the current laws of the BVI, the Company’s subsidiary incorporated in BVI is not subject to tax on income or capital gains. Additionally, upon payments of dividends by the BVI company to its respective shareholders, no BVI withholding tax will be imposed.

Singapore

The Company’s main operating subsidiary is incorporated in Singapore and is subject to income taxes on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant tax laws and regulations of Singapore. The applicable tax rate is 17% in Singapore, with 75% of the first S$10,000 taxable income and 50% of the next S$190,000 taxable income exempted from income tax.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — INCOME TAXES (cont.)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
Income tax expenses
Current income tax expenses	112,457	—	20,597	15,076
Deferred income tax (benefit)/expenses	(1,402)	478,009	(186,547)	(136,544)
Income tax expenses (benefit)	111,055	478,009	(165,950)	(121,468)

Income before tax	728,780	2,868,175	(1,197,088)	(876,218)
Singapore statutory income tax rate	17%	17%	17%	17%
Income tax expenses computed at Singapore statutory rate	123,893	487,590	(203,505)	(148,957)

Reconciling items:
Non-deductible expenses	4,587	7,530	5,916	4,331
Tax exemption and rebates	(17,425)	—	—	—
Difference from the effect of tax rates in a foreign jurisdiction	—	—	31,639	23,158
Others	—	(17,111)	—	—
Income tax expenses (benefit)	111,055	478,009	(165,950)	(121,468)

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of December 31,
	2023	2024	2024
	S$	S$	$
Deferred tax assets
Allowance for credit losses	—	10,369	7,590
Lease liabilities	35,415	66,845	48,928
Net operating loss carry-forwards	226,384	150,781	110,364
Depreciation	—	7,421	5,432
Deferred tax liabilities
Right-of-use assets	(33,244)	(66,416)	(48,614)
Depreciation	(6,586)	—	—
Unbilled revenue	(800,352)	(560,836)	(410,507)
Deferred tax liabilities, net	(578,383)	(391,836)	(286,807)

As the deferred tax assets and deferred tax liabilities are generated from the same entity, Springview (S), hence the deferred tax assets and deferred tax liabilities are eligible to net off with each other.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on September 27, 2023, with an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of par value of $0.001 per share. On November 16, 2023, the authorized share capital was subsequently amended to become $50,000 divided into 400,000,000 Class A Shares and 100,000,000 Class B Shares.

On December 1, 2023, the Company issued 10,000,000 Class A Shares and 10,000,000 Class B Shares to the controlling shareholders at par value of $0.0001 per share.

On October 17, 2024, the Company completed its IPO of 1,500,000 Class A ordinary shares at $4.00 per share, generating gross proceeds of approximately $6.0 million. After deducting underwriting discounts, commissions, and offering expenses, net proceeds from IPO were approximately S$5.3 million ($3.9 million).

Each holder of Class A Shares is entitled to exercise one vote for each Class A Share held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B Shares is entitled to exercise 20 votes for each Class B Share held on any and all matters to be voted thereon in a general meeting of shareholders. The Class B Shares are not convertible into Class A Shares and the Class A Shares are not convertible into Class B Shares. Holders of the Class A Shares may receive dividends paid by the Company and have the right to the surplus assets of the Company on its liquidation pursuant to the Amended and Restated Memorandum and Articles of Association. However. the holders of the Class B Shares have no right to any share of the dividends paid by the Company and no right to any share in the distribution of any surplus assets of the Company on its liquidation.

Note 15 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Springview Contracts Pte. Ltd.	Controlled by executive director and shareholder, Ms. Lee Siew Yian and shareholder, Mr. Heng Kong Chuan
GGL Enterprises Pte. Ltd.	Controlled by CEO and shareholder, Mr. Wang Zhuo, and shareholder, Mr. Heng Kong Chuan
Mr. Heng Kong Chuan	Shareholder and spouse of executive director, Ms. Lee Siew Yian
China International Corporate Management	Controlled by CEO and shareholder, Mr. Wang Zhuo

a. Accounts receivable – a related party

	As of December 31,
Related Party Name	2023	2024	2024
	S$	S$	$
Springview Contracts Pte. Ltd.	145,842	19,901	14,567
Total	145,842	19,901	14,567

b. Amount due to related parties

	As of December 31,
Related Party Name	2023	2024	2024
	S$	S$	$
Mr. Heng Kong Chuan	(19,901)	(85,350)	(62,472)
China International Corporate Management	(584,328)	(969,247)	(709,448)
Total	(604,229)	(1,054,597)	(771,920)

As of the date of this report, the accounts receivable due from Springview Contracts Pte. Ltd. has been fully collected.

During the years ended December 31, 2023 and 2024, the Company received payment of S$1,000,000 and S$125,941 ($92,183) from Springview Contracts Pte. Ltd., respectively.

During the years ended December 31, 2023, the Company repaid to Mr. Heng Kong Chuan S$212,051. During the years ended December 31, 2024, the Company received proceeds from Mr. Heng Kong Chuan S$65,449 ($47,905).

During the years ended December 31, 2023 and 2024, In order to replenish the company’s operating funds and enhance its liquidity, the Company received proceeds of S$584,328 and S$384,919 ($281,744) from China International Corporate Management, respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Related party balances and transactions (cont.)

c. Related party transactions

		For the Years Ended December 31,
Nature	Name	2022	2023	2024	2024
		S$	S$	S$	$
Construction service provided to Springview Contracts Pte. Ltd.	Springview Contracts Pte. Ltd.(1)	347,105	185,694	-	-
Interior design service subcontracting cost provided by GGL Enterprises Pte. Ltd.	GGL Enterprises Pte. Ltd.	53,000	12,778	5,270	3,857

(1)	Springview Contracts Pte. Ltd. engaged the Company to provide construction services for projects under Springview Contracts Pte. Ltd. The total charges are computed and issued as sales invoices to Springview Contracts Pte. Ltd. by the Company at the end of each fiscal year, which resulted in accounts receivable and amounts due from Springview Contracts Pte. Ltd. Such receivables are due within 120 days. As of December 31, 2024, no receivables are considered past due.

As of December 31, 2024, Mr. Zhuo Wang, via China International Corporate Management which is under his control, has provided financial support amounting to S$969,247 ($709,448) for payment of expenses incurred for IPO and accrued interest under this financial support letter.

The Company signed an agreement with Mr. Heng Kong Chuan on August 1st, 2024, under which Mr. Heng Kong Chuan would provide the company with an interest-free working capital loan facility not exceeding S$1,500,000 till July 30, 2025. As of December 31, 2024, the company had borrowed a total of 154,155 from Mr. Heng Kong Chuan.

Note 16 — SEGMENT REPORTING

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net loss:

	For the Years Ended December 31,
	2022	2023	2024	2024
	S$	S$	S$	$
Revenue
Commercial customers	569,778	1,773,491	575,820	421,475
Residential customers	6,646,174	11,579,522	8,235,826	6,028,273
Total revenue	7,215,952	13,353,013	8,811,646	6,449,748

Cost of revenue
Subcontracting costs	(2,211,850)	(4,320,487)	(3,938,327)	(2,882,687)
Material costs	(1,304,867)	(2,114,698)	(1,560,316)	(1,142,084)
Labor costs	(921,151)	(1,280,955)	(1,367,808)	(1,001,177)
Equipment rental and site costs	(260,300)	(367,034)	(323,209)	(236,576)
Other direct costs	(469,420)	(628,274)	(717,894)	(525,468)
Total cost of revenue	(5,167,588)	(8,711,448)	(7,907,554)	(5,787,992)
Gross profit	2,048,364	4,641,565	904,092	661,756

Operating expenses
Staff expenses	(798,910)	(832,317)	(983,540)	(719,909)
Depreciation and amortization	(65,502)	(66,965)	(23,364)	(17,101)
Lease expenses	(127,832)	(136,832)	(179,832)	(131,629)
Insurance and medical expenses	(93,637)	(82,159)	(65,245)	(47,757)
Transport and entertainment	(65,423)	(80,808)	(35,276)	(25,821)
Professional fees	(9,989)	(378,778)	(686,744)	(502,667)
Other miscellaneous expenses	(165,831)	(142,296)	(54,292)	(39,740)
Total operating expenses	(1,327,124)	(1,720,155)	(2,028,293)	(1,484,624)

Income (loss) from operations	721,240	2,921,410	(1,124,201)	(822,867)

Other income (expenses)
Interest expenses, net	(42,938)	(78,069)	(108,673)	(79,544)
Other income	50,478	24,834	35,786	26,194
Total other income (expense), net	7,540	(53,235)	(72,887)	(53,350)

Income (loss) before income taxes	728,780	2,868,175	(1,197,088)	(876,218)
Income tax (expenses) benefit	(111,055)	(478,009)	165,950	121,468
Net income (loss)	617,725	2,390,166	(1,031,138)	(754,750)

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to legal proceedings regarding contractual and employment relationships and a variety of other matters. The Company records contingent liabilities resulting from such claim, when a loss is assessed to be probable, and the amount of the loss is reasonably estimable per guidance of ASC Topic 450-20 — Loss Contingencies.

As of December 31, 2022, 2023 and 2024, the Company is subject to legal proceeding from a charge by Ministry of Manpower for an offence under Section 12(1) of the Workplace Safety and Health Act for failure to take measure to ensure the safety of its employees at work in one of its construction projects in 2019 which resulted in injuries to one worker and one fatality. The Company has claimed trial to this charge. For the same incident, the Company was also charged under Section 5 of the Building Control Act for carrying out building works that were not approved by the Commissioner of Building Control. Additionally, the Company is also subject to a claim from an employee of a subcontractor for a construction project for damages arising out of injuries and loss suffered as a result of work accident at the project site. The claimant seeks to hold the Company and the subcontractor jointly and severally liable for the claim.

As of December 31, 2022, 2023 and 2024, the Company’s accrued provision for the legal proceedings was S$385,000, S$385,000 and S$275,000 ($201,288) respectively. There was no further update as the date that the consolidated financial statements are available to be issued.

For the years ended December 31, 2022, 2023 and 2024, the Company’s provision for estimated litigation loss was S$125,000, nil and nil respectively.

Note 18 — SUBSEQUENT EVENTS

The Company evaluated all events and transactions that occurred up through April 28, 2025, which is the date that the consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements.