Form 20-F
period 2025-12-31
SPRINGVIEW HOLDINGS LTD
filed 2026-04-28
CIK 2002236

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(B) OR 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

Zhuo Wang

+65 6271 2282

203 Henderson Road

#06-01

Henderson Industrial Park

Singapore 159546

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Ordinary Shares, par value $0.0008 per share	SPHL	The Nasdaq Stock Market LLC (Nasdaq Capital Market)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 1,652,224 Class A ordinary shares, par value $0.0008 per share, and 10,000,000 Class B ordinary shares, par value $0.0001 per share, issued and outstanding as of December 31, 2025.

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

You can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements include, but are not limited to, statements about:

●	future financial and operating results, including revenues, income, expenditures, cash balances and other financial items;

●	our ability to execute our growth, expansion and acquisition strategies, including our ability to meet our goals;

●	current and future economic and political conditions;

●	our expectations regarding demand for and market acceptance of our subsidiaries’ services;

●	our expectations regarding the expansion of our subsidiaries’ client base;

●	our subsidiaries’ relationships with their business partners;

●	competition in our industries;

●	relevant government policies and regulations relating to our industries;

●	our ability to obtain and maintain all necessary government certifications, approvals, and/or licenses to conduct our business;

●	ability to managing our growth effectively;

●	our capital requirements and our ability to raise any additional financing which we may require;

●	our subsidiaries’ ability to protect their intellectual property rights and secure the right to use other intellectual property that they deem to be essential or desirable to the conduct of their business;

●	the dependence on our senior management and key employees; and

●	our ability to hire and retain qualified management personnel and key employees in order to develop our subsidiaries’ business;

●	overall industry and market performance;

●	any outbreak of infectious disease, pandemic, or other public health crisis, and the scope of related government orders, travel restrictions, or other measures, and the impact any of the foregoing may have on the global economy, our operations, the demand for our products and services, and economic activity in general;

●	other assumptions described in this annual report underlying or relating to any forward-looking statements.

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

Summary of Risk Factors

Risks Related to Our Business and Industry:

●	Our profits vary from project to project and are highly dependent on the negotiated terms under each of the agreements. Our future performance may not necessarily be as good as what our past performance has shown.

●	Our profits would decrease significantly in the event of a significant decrease in projects.

●	We are exposed to the risks of default or payment delays in collecting our accounts receivables.

●	We are dependent on the construction industry in Singapore.

●	Our operations rely heavily on the maintenance of our current licenses.

●	We rely on foreign workers and are vulnerable to potential negative impacts resulting from changes in foreign labor policies.

●	The estimated project cost could be inaccurate. If we experience any cost overruns for projects, our profits and financial performance would be adversely affected.

●	Our continued success is dependent on our key management personnel and our experienced and skilled personnel, and our business may be severely disrupted if we are unable to retain them or to attract suitable replacements.

●	Our reputation and profitability may be adversely affected if there are flaws or defects in our products or services or delays in the completion of our projects.

●	We rely on our suppliers and subcontractors to fulfill our customer contractual obligations.

●	We are subject to risks associated with the quality of our work.

●	We are and may continue to be exposed to litigation, claims or other disputes.

●	Increased competition in the design and construction business in Singapore may affect our ability to maintain our market share and growth.

●	We may be affected by an outbreak of other infectious diseases.

●	Our insurance policies may be inadequate to cover our assets, operations and any loss arising from business interruptions.

●	We may be harmed by negative publicity.

●	We may not be able to successfully implement our business strategies and future plans.

●	Failing to address and remedy the identified weaknesses in our internal control over financial reporting, together with the potential occurrence of additional material weaknesses, could adversely impact our ability to provide accurate and timely financial reports, potentially exposing us to regulatory sanctions, investor confidence erosion, and financial losses.

●	We are affected by interest rate increases with respect to our banking facilities.

●	We are dependent on a small number of key customers for continued sale of our products and services.

●	We are exposed to the credit risks of some our customers.

●	Our operations are and could continue to be subject to inflationary pressure, and we may not be able to pass on the resulting rise in costs.

●	We have engaged in transactions with related parties, and such transactions present possible conflicts of interest that could have an adverse effect on our business and results of operations.

●	Changes in U.S. trade policy, including increased tariffs and geopolitical tensions, could adversely affect our business, financial condition, and results of operations.

Risks Related to Our Securities:

●	The trading price of our Class A Ordinary Shares has been and may continue to be volatile, which could result in substantial losses to investors.

●	Our Class A Ordinary Shares might face extreme volatility, including stock run-ups, not reflecting our actual performance or financial outlook, which can make it challenging for prospective investors to evaluate the changing value of our Class A Ordinary Shares.

●	If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

●	Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

●	Short selling may drive down the market price of our Class A Ordinary Shares.

●	If we are classified as a passive foreign investment company, United States taxpayers who own our securities may have adverse United States federal income tax consequences.

●	As a result of the dual-class structure of our company’s Ordinary Shares, Avanta (BVI) Limited has and will continue to have voting control over our company.

●	As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we are incorporated under Cayman Islands law.

●	Certain judgments obtained against us by our shareholders may not be enforceable.

●	We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements.

●	We are a foreign private issuer within the meaning of the Exchange Act, and as such we are exempt from certain provisions applicable to U.S. domestic public companies.

●	We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

●	Our wholly owned subsidiary, Springview Singapore, is subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

●	Further issuances of Class B Ordinary Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in our company.

●	The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

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

As of the date of this annual report, approximately 86% of our workforce is made up of foreign employees. While we have taken steps to ensure compliance with laws relating to the hiring of foreign workers, there can be no assurance that we will not inadvertently be subject to additional fines or punishments. The supply of foreign labor in Singapore is strictly regulated and subject to a number of policies and regulations, including but not limited to the Employment of Foreign Manpower Act 1990 of Singapore. For details, please refer to the section entitled “Regulatory Environment”.

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

In particular, Springview Singapore has been involved in one civil litigation proceeding in connection with workplace injuries at its work sites and was previously subject to criminal proceedings under the Workplace Safety and Health Act and the Building Control Act, which resulted in a conviction, sentencing, and the imposition of a monetary fine, with no appeal filed. In the event that the litigation costs, time involved, and/or claim amounts are substantial, our financial performance will be materially and adversely affected.

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

We have identified several material weaknesses in our internal control over financial reporting. If we do not adequately remediate the material weakness, or if we experience additional material weakness in the future or otherwise fail to maintain effective internal controls, we may not be able to accurately or timely report our financial condition or results of operations, or comply with the accounting and reporting requirements applicable to public companies, which may adversely affect investor confidence in us and the market price of our Class A Ordinary Shares.

During the audit of our consolidated financial statements for the fiscal years ended December 31, 2023, 2024 and 2025, we and our independent registered public accounting firm identified two material weaknesses in our internal control over financial reporting. These material weaknesses identified are (i) our lack of sufficient personnel with appropriate levels of accounting knowledge and experience to address complex U.S. GAAP accounting issues and to prepare and review financial statements and related disclosures under U.S. GAAP, and (ii) our lack of IT general controls regarding to the Logical Access Security, Change Management, IT Operations of financial system and Cybersecurity.

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

In addition, if we fail to maintain the adequacy of our internal control over financial reporting, as these standards are modified, supplemented or amended from time to time, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404. Generally speaking, if we fail to achieve and maintain an effective internal control environment, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could in turn limit our access to capital markets, harm our results of operations and lead to a decline in the trading price of our Class A Ordinary Shares. Additionally, ineffective internal control over financial reporting could expose us to increased risk of fraud, misuse of corporate assets and legal actions under the United States securities laws and subject us to potential delisting from Nasdaq, to regulatory investigations and to civil or criminal sanctions.

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

Springview Singapore has seven loan facilities with an aggregate outstanding amount of approximately S$835,800 and S$576,751 as of December 31, 2024 and 2025, respectively. While there has yet to be an increase in the interest rates of the existing banking facilities taken out by Springview Singapore, if the bank interest rates continue to rise and we are unable to pass this increased cost to our customers, our financial performance may be materially and adversely affected.

We are dependent on a small number of key customers for continued sale of our products and services.

Our revenue is concentrated among a small number of customers. In the financial year ended December 31, 2025, our top ten customers accounted for approximately 99% of our revenue. In the financial year ended December 31, 2024, our top ten customers accounted for approximately 98% of our revenue. In the financial year ended December 31, 2023, our top ten customers accounted for approximately 94% of our revenue. If any of these customers were to reduce or cease their business with our company, it could have a material adverse impact on our company’s financial condition and results of operations. Our company is aware of the risks associated with customer concentration and is taking steps to mitigate these risks. However, investors should be aware of the potential for customer concentration to have a material adverse impact on our company’s business.

We are exposed to the credit risks of some our customers.

A substantial portion of our revenue can be attributed to a small number of customers. We extend credit terms to these customers. These customers may be unable to meet their contractual payment obligations to us, either in a timely manner or at all. The reasons for payment delays, cancellations, or default by our customers may include insolvency or bankruptcy, or insufficient financing or working capital due to late payments by their respective customers. While we did not experience any material project cancellations by our customers during the financial years ended December 31, 2023, 2024 and 2025, there is no assurance that our customers will not cancel their orders and/or refuse to make payment in the future in a timely manner or at all. We may not be able to enforce our contractual rights to receive payment through legal proceedings. In the event that we are unable to collect payments from our customers, we are still obliged to pay our suppliers in a timely manner and thus our business, financial condition and results of operations may be adversely affected.

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

We have entered into a number of transactions with companies owned or operated by related parties, including our shareholders, directors, and executive officers. See “Related Party Transactions”. For example, during the financial years ended December 31, 2023, Springview Contracts Pte. Ltd., a company owned by Mr. Kong Chuan Heng, the spouse of Ms. Siew Yian Lee, and our executive director, Ms. Siew Yian Lee, engaged our company to provide construction services for projects under Springview Contracts Pte. Ltd. No such transactions were conducted with Springview Contracts Pte. Ltd. during the financial years ended December 31, 2024 and 2025, respectively.

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

Risks Related to Our Securities

If we cannot continue to satisfy the continued listing requirements and other rules of the Nasdaq Capital Market, our securities may be delisted, which could negatively impact the price of our securities and your ability to sell them.

Our Class A Ordinary Shares are listed on the Nasdaq Capital Market. In order to maintain our listing on the Nasdaq Capital Market, we are required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum share price, minimum market value of publicly held shares, and various additional requirements. We may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

On April 25, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share. The Company was provided an initial 180-day period, through October 22, 2025, to regain compliance. On October 24, 2025, Nasdaq notified the Company that it had determined to delist the Company’s securities due to the Company’s failure to regain compliance within the prescribed period. The Company timely appealed Nasdaq’s determination to the Panel, which stayed the delisting pending the appeal.

In connection with its plan to regain compliance, on November 24, 2025, the Company’s board of directors approved amendments to the Company’s Amended and Restated Memorandum and Articles of Association to effect a 1-for-8 reverse share split of the Company’s Class A Ordinary Shares. The reverse share split became effective for trading on the Nasdaq Capital Market on December 2, 2025. On December 18, 2025, the Company received a written decision from the Panel confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2). The Panel further advised that it would retain jurisdiction over the Company’s listing through April 22, 2026 and imposed a discretionary monitoring period through December 18, 2026. During this monitoring period, if the Company fails to comply with any applicable continued listing requirement, the Company will not be entitled to an automatic grace period or the opportunity to submit a compliance plan, and Nasdaq may issue a delisting determination, subject to the Company’s right to request a further hearing before the Panel.

On September 3, 2025, Nasdaq filed rule proposals with SEC to amend its initial and continuing listing standards. Nasdaq proposed an accelerated process for suspending and delisting companies with a listings deficiency that also have a Market Value of Listed Securities below $5 million. Nasdaq is submitting the proposed rules to the SEC for review. Regarding the accelerated process for suspending and delisting companies, Nasdaq is proposing to implement the new requirements 60 days after SEC approval.

If the Nasdaq Capital Market subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

As long as our Class A Ordinary Shares are listed on Nasdaq, U.S. federal law prevents or pre-empts individual states from regulating their sale. However, the law does allow the states to investigate companies if there is a suspicion of fraud, and, if there is a finding of fraudulent activity, then the states can regulate or bar their sale. Further, if we were no longer listed on Nasdaq, we would be subject to regulations in each state in which we offer our shares.

An active trading market for our Class A Ordinary Shares may not continue and the trading price for our Class A Ordinary Shares may fluctuate significantly.

We cannot assure you that a liquid public market for our Class A Ordinary Shares will continue. The market price and liquidity of our shares may be materially and adversely affected. Investors in our shares may experience a significant decrease in the value of their shares.

The trading price of our Class A Ordinary Shares may be volatile, which could result in substantial losses to investors.

The trading price of our Class A Ordinary Shares may be volatile and could fluctuate widely due to factors beyond our control. This may happen because of the broad market and industry factors, like the performance and fluctuation of the market prices of other companies with business operations located mainly in Singapore that have listed their securities in the United States. In addition to market and industry factors, the price and trading volume for our shares may be highly volatile for factors specific to our own operations, including the following:

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

Our Class A Ordinary Shares might face extreme volatility, including stock run-ups, not reflecting our actual performance or financial outlook, which can make it challenging for prospective investors to evaluate the changing value of our Class A Ordinary Shares.

Recently, there have been instances of extreme stock price run-ups followed by rapid price declines and strong stock price volatility with recent offerings, especially among those with relatively smaller public floats. As a relatively small-capitalization company with relatively small public float, we may experience greater stock price volatility, extreme price run-ups, lower trading volume and less liquidity than large-capitalization companies. In particular, our Class A Ordinary Shares may be subject to rapid and substantial price volatility, low volumes of trades and large spreads in bid and ask prices. Such volatility, including any stock-run up, may be unrelated to our actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of our Class A Ordinary Shares.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our Class A Ordinary Shares, the market price for our Class A Ordinary Shares and trading volume could decline.

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

Because we do not expect to pay dividends in the foreseeable future, you must rely on price appreciation of our Class A Ordinary Shares for a return on your investment.

We do not expect to pay any cash dividends in the foreseeable future. Therefore, you should not rely on an investment in our shares as a source for any future dividend income. Our board of directors has complete discretion as to whether to distribute dividends, subject to certain requirements of Cayman Islands and Singapore law. Even if our board of directors decides to declare and pay dividends (by way of a simple majority decision of our directors), the timing, amount and form of future dividends, if any, will depend on, among other things, our future results of operations and cash flow, our capital requirements and surplus, the amount of distributions, if any, received by us from our subsidiaries, our financial condition, contractual restrictions and other factors as determined by our board of directors. Accordingly, the return on your investment in our Class A Ordinary Shares will likely depend entirely upon any future price appreciation of our Class A Ordinary Shares. You may not realize a return on your investment in our shares and you may even lose your entire investment.

Short selling may drive down the market price of our Class A Ordinary Shares.

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

While we do not expect to become a PFIC, because the value of our assets for purposes of the asset test may be determined by reference to the market price of our Class A Ordinary Shares, fluctuations in the market price of our Class A Ordinary Shares may cause us to become a PFIC for the current or subsequent taxable years. The determination of whether we will be or become a PFIC will also depend, in part, on the composition of our income and assets. If we determine not to deploy significant amounts of cash for active purposes, our risk of being a PFIC may substantially increase. Because there are uncertainties in the application of the relevant rules and PFIC status is a factual determination made annually after the close of each taxable year, there can be no assurance that we will not be a PFIC for the current taxable year or any future taxable year.

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

Avanta (BVI) Limited controls approximately 38.68% and 100% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares, respectively, and maintains 99.31% of the voting power. Avanta (BVI) Limited is controlled by our executive director, Ms. Siew Yian Lee, who has sole voting and dispositive power over shares of our Company held by Avanta (BVI) Limited.

Each holder of Class A Ordinary Shares is entitled to exercise one vote for each Class A Ordinary Share held on any matters to be voted upon in a general meeting of shareholders, while each holder of Class B Ordinary Shares is entitled to exercise 20 votes for each Class B Ordinary Share held on any matters to be voted upon in a general meeting of shareholders. Due to the 20:1 voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, a majority of the combined voting power of our share capital will be held or controlled by Avanta (BVI) Limited. This allows Avanta (BVI) Limited, controlled by Ms. Siew Yian Lee, to control all matters submitted to our general meeting for approval until such date as Avanta (BVI) Limited ceases to hold, or to have the right to vote, shares representing a majority of the outstanding votes. Accordingly, our controlling shareholder will have considerable influence or control over the outcome of any corporate transactions or other matters submitted to the shareholders for approval. This will limit or preclude the ability of the holders of Class A Ordinary Shares to influence corporate matters for the foreseeable future, including (i) mergers and consolidations, (ii) the election or removal of directors, (iii) making amendments to our Amended and Restated Memorandum and Articles of Association, which means the amended and restated memorandum of association and the amended and restated articles of association of our company adopted by special resolution passed on November 16, 2023, as amended from time to time, (iv) employment, including compensation arrangements, and (v) the power to prevent or cause a change in control.

As the interests of our largest shareholder may differ from those of our other shareholders, the disparate voting rights of the Class A Ordinary Shares and Class B Ordinary Shares may also prevent or discourage unsolicited acquisition proposals or offers for our share capital that our shareholders may feel are in their best interest. Without the consent of our controlling shareholder, we may be prevented from entering into transactions that could be beneficial to us or our other shareholders. The concentration in the ownership of our shares may cause a material decline in the value of our shares. Additionally, since our Class B Ordinary Shares are not convertible into Class A Ordinary Shares and can be transferred, unless all holders of the Class B Ordinary Shares surrender their shares, our shareholding structure will remain as a dual-class structure.

As a “controlled company” under the rules of Nasdaq, we may choose to exempt our company from certain corporate governance requirements that could have an adverse effect on our public shareholders.

Our directors and officers beneficially own a majority of the voting power of our issued and outstanding Class A Ordinary Shares. Under the Rule 4350(c) of Nasdaq, a company of which more than 50% of the voting power is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance requirements, including the requirement that a majority of our directors be independent, as defined in the Nasdaq listing rules, and the requirement that our compensation and nominating and corporate governance committees consist entirely of independent directors. Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we may elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, during any time while we remain a controlled company relying on the exemption and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements. Our status as a controlled company could cause our Class A Ordinary Shares to look less attractive to certain investors or otherwise harm our trading price.

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

We will incur significantly increased costs and devote substantial management time as a result of the listing of our Class A Ordinary Shares on Nasdaq.

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

Further issuances of Class B Ordinary Shares may result in a dilution of the percentage ownership of the existing holders of Class A Ordinary Shares as a total proportion of Ordinary Shares in our company.

We may issue more Class B Ordinary Shares. The issuance of additional Class B Ordinary Shares may result in dilution to holders of our Class A Ordinary Shares. Each Class A Ordinary Share entitles its holder to one vote per share, while each Class B Ordinary Share carries 20 votes per share. As a result, holders of Class B Ordinary Shares have significantly greater voting power than holders of Class A Ordinary Shares. If we decide to issue more Class B Ordinary Shares, it could have the effect of increasing the overall voting power of Class B Ordinary Shareholders relative to Class A Ordinary Shareholders, potentially diminishing the influence and control of Class A Ordinary Shareholders over our company’s affairs.

This dilution in voting power could impact the ability of Class A Ordinary Shareholders to influence important corporate decisions, including those related to corporate governance, mergers, acquisitions, and other significant transactions. It may also result in decisions that are not aligned with the interests of Class A Ordinary Shareholders.

The sale or availability for sale of substantial amounts of our Class A Ordinary Shares could adversely affect their market price.

Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur could adversely affect the market price of our shares and could materially impair our ability to raise capital through equity offerings in the future. We cannot predict what effect, if any, market sales of securities held by any other shareholder or the availability of these securities for future sale will have on the market price of our shares.

Item 4. Information on the Company

Recent Developments

Annual General Meeting, Share Consolidation and Amended Memorandum and Articles of Association

On October 17, 2025, the Company held its annual general meeting of shareholders, at which the Company’s shareholders approved, among other matters, (i) an ordinary resolution authorizing the Company’s board of directors to effect one or more share consolidations of the Company’s Class A Ordinary Shares at a ratio to be determined by the board in its discretion within a range that shall not exceed 1-for-4000, and (ii) special resolutions approving amendments to the Company’s amended and restated memorandum and articles of association to give effect to any such share consolidation as and when implemented by the board. On November 24, 2025, pursuant to the foregoing shareholder approvals, the board of directors approved amendments to the Company’s amended and restated memorandum and articles of association to effect a share consolidation of the Company’s Class A Ordinary Shares based on a 1-for-8 ratio, such that every eight (8) issued Class A Ordinary Shares were combined into one (1) issued Class A ordinary share, with fractional shares rounded to the nearest whole share. The Company’s Class B Ordinary Shares were not affected by the share consolidation.

The share consolidation became effective for trading on the Nasdaq Capital Market on December 2, 2025. Following the share consolidation, the number of issued and outstanding Class A Ordinary Shares was reduced from 13,217,629 to approximately 1,652,224. In connection with the share consolidation, the Company also restated its authorized share capital to 150,000,000 shares divided into 50,000,000 Class A Ordinary Shares, par value US$0.0008 per share, and 100,000,000 Class B Ordinary Shares, par value US$0.0001 per share.

Nasdaq Listing Compliance

On April 25, 2025, the Company received a letter from the Listing Qualifications Department of Nasdaq notifying the Company that it was not in compliance with Nasdaq Listing Rule 5550(a)(2), which requires a minimum closing bid price of $1.00 per share. The Company was provided an initial 180-day period, through October 22, 2025, to regain compliance. On October 24, 2025, Nasdaq notified the Company that it had determined to delist the Company’s securities due to the Company’s failure to regain compliance within the prescribed period. The Company timely appealed Nasdaq’s determination to the Nasdaq Hearings Panel (the “Panel”), which stayed the delisting pending the appeal.

In connection with its plan to regain compliance, on November 24, 2025, the Company’s board of directors approved amendments to the Company’s then Second Amended and Restated Memorandum and Articles of Association to effect a share consolidation of the Company’s Class A Ordinary Shares based on a 1-for-8 ratio. The share consolidation became effective for trading on the Nasdaq Capital Market on December 2, 2025. On December 18, 2025, the Company received a written decision from the Panel confirming that the Company had regained compliance with Nasdaq Listing Rule 5550(a)(2). The Panel further advised that it would retain jurisdiction over the Company’s listing through April 22, 2026 and imposed a discretionary monitoring period through December 18, 2026. During this monitoring period, if the Company fails to comply with any applicable continued listing requirement, the Company will not be entitled to an automatic grace period or the opportunity to submit a compliance plan, and Nasdaq may issue a delisting determination, subject to the Company’s right to request a further hearing before the Panel.

Private Placement of Class A Ordinary Shares

On December 24, 2025, the Company entered into subscription agreements with certain investors for a private placement of an aggregate of 609,756 Class A Ordinary Shares at a purchase price of US$2.46 per share, representing the Nasdaq official closing price of the Company’s Class A Ordinary Shares immediately prior to the execution of the subscription agreements. Due to the Christmas holiday, the share issuance instruction forms were not submitted to the Company’s transfer agent, VStock Transfer, LLC, until January 2, 2026. Accordingly, the official issuance date of these shares was recorded in January 2026, and the Company received aggregate gross proceeds of approximately US$1.5 million from the private placement. The securities were offered and sold in an offshore transaction in reliance on Regulation S under the Securities Act of 1933, as amended. The Company intends to use the net proceeds from the private placement for general working capital and general corporate purposes.

Resignation of Chief Financial Officer and Appointment of New Chief Financial Officer

On January 6, 2026, Mr. Jordan Yi Chun Tse notified the Company of his resignation as Chief Financial Officer, effective January 31, 2026, and the board of directors of the Company approved his resignation. Mr. Tse’s resignation was not the result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices, and was due to personal reasons. On January 6, 2026, the Company appointed Ms. Lyu Liyan as its new Chief Financial Officer, effective February 1, 2026. In connection with her appointment, the Company entered into an employment agreement with Ms. Lyu dated January 12, 2026.

Resignation of Independent Directors and Appointment of New Independent Directors

On January 16, 2026, Mr. Edward C. Ye resigned from his position as an independent director of the Company, including as chairman of the audit committee and as a member of the compensation committee and the nominating and corporate governance committee, effective immediately. Mr. Ye’s resignation was not the result of any disagreement with the Company, its management, or its board of directors on any matter relating to the Company’s operations, policies or practices. On the same date, following Mr. Ye’s resignation, the Company’s board of directors appointed Mr. Xirui Guo as an independent director of the Company, effective January 16, 2026. In connection with his appointment, Mr. Guo was also appointed as chairman of the audit committee and as a member of the compensation committee and the nominating and corporate governance committee of the Company. Pursuant to an independent director offer letter dated January 16, 2026, Mr. Guo is entitled to receive a monthly compensation of US$2,000, payable on a quarterly basis, for his services as an independent director, and is eligible for reimbursement of reasonable expenses incurred in connection with the performance of his duties.

On March 13, 2026, Ms. Hung Yu Wu resigned from her position as an independent director of the Company, including as a member of the audit committee, the compensation committee and the nominating and corporate governance committee, effective immediately. Ms. Wu’s resignation was not the result of any disagreement with the Company, its management, or its board of directors on any matter relating to the Company’s operations, policies or practices. On the same date, following Ms. Wu’s resignation, the Company’s board of directors appointed Mr. Chin Leng Tan as an independent director of the Company, effective March 13, 2026. In connection with his appointment, Mr. Tan was also appointed as a member of the audit committee, the compensation committee and the nominating and corporate governance committee of the Company.

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

See below for a visual representation of a new construction project we have completed:

A&A Work

We specialize in providing A&A work for existing structures, tailored to our customers’ requests. This often involves subtle adjustments to houses, including the construction of additional gross floor area - never exceeding 50% of the existing approved gross floor area. Whether it is the replacement or addition of columns, our A&A work ensures that modifications remain below 50%, preserving the essence of the original building while accommodating desired changes.

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

For the year ended December 31, 2025, our top ten customers collectively accounted for approximately 99% of our revenue, with four customers individually contributed approximately 26%, 20%, 16%, and 13% of the Company’s total revenue, respectively. For the year ended December 31, 2024, our top ten customers collectively accounted for approximately 98% of our revenue, with three customers individually contributed approximately 20%, 19%, and 18% of the company’s total revenue, respectively. For the year ended December 31, 2023, our top ten customers collectively accounted for approximately 94% of our revenue, with two customers contributing approximately 17% each to the company’s total revenue. All the customers are individual and independent homeowners in Singapore. Throughout our long operating history, we believe that we have built a good reputation in the local market premised upon strong relationships with every customer, resulting in glowing referrals from previous customers. We believe that our continuous effort in providing high-quality services to our customers is key to increasing our market share in the construction industry. We have in place an operation team that manages general inquiries, complaints, and feedback from our customers. They are also responsible for working with our subcontractors to resolve any complaints. The most efficient and main channel for communication used between our operations team and our customers and subcontractors is telephone call or instant messaging. This has allowed us to resolve issues quickly.

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

For the years ended December 31, 2023, and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases. For the years ended December 31, 2025, one significant supplier individually accounted for more than 10% of total purchases.

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

Our Suppliers

We did not establish any long-term supplier agreements in the last fiscal year. For the years ended December 31, 2023, and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases. For the years ended December 31, 2025, one significant supplier individually accounted for more than 10% of total purchases. We normally enter into agreements with suppliers on a case-by-case basis, selected through a tendering process or negotiation. They generally supply us with sand, cement, solid wood, plywood, etc. These general agreements outline the principal terms of the supply arrangement, such as price and payment terms.

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

Real Property

A description of our company’s leased real properties in Singapore is below:

Location	Usage	Lease Period	Rent (per month)	Approximate area
3004 Ubi Avenue 3 #03-90 Kampong Ubi Industrial Estate, Singapore 408860	Office	May 1, 2020 - Apr 30, 2029	Year 1 to 3: S$1,006.07 Year 4: S$1,106.68 Year 5 and 6: S$1,140.44 Year 7：$1,254.48 Year 8 and 9：$1,296.86	71.1m2
203 Henderson Rd #06-01, Henderson Industrial Park, Singapore 159546	Office	Dec 25, 2024 - Dec 26, 2026	S$6,537.5

Licenses and Permits and Registrations

The following licenses and registrations are material for our Group’s operations:

Description	Issuing Authority	Expiry Date	Issued to
Builders Licensing Scheme	Singapore Building and Construction Authority	July 8, 2027	Springview Singapore

Certifications

We received the bizSAFE Level 4 certificate from the Workplace Safety and Health Council on June 9, 2025. The certificate is valid until June 5, 2028.

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

Employees

We employed 73 persons as of December 31, 2025, 71 persons as of December 31, 2024, and 72 persons as of December 31, 2023, who are all located in Singapore. All of our employees are full-time employees. We do not have any part-time employees.

The following table sets forth the breakdown of our employees by activity as of December 31, 2025, December 31, 2024 and December 31, 2023:

Function	December 31, 2025	December 31, 2024	December 31, 2023
Management	3	3	3
Finance and Administrative	2	2	2
Quantity surveyor/Drafting	8	8	8
Projects	60	58	59
Total	73	71	72

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

On June 17, 2025, Springview Singapore was convicted of the WSHA Charge (Charge No. DSC-900110-2021). A sentencing hearing was held on November 19, 2025, at which Springview Singapore was sentenced to pay a fine of S$250,000, with the BCA Charge (Charge No. MSC-903277-2020) taken into consideration. The court allowed Springview Singapore to pay the fine in 10 equal monthly instalments. No appeal has been filed by Springview Singapore or the prosecution in respect of the conviction or sentence.

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

C. Organizational structure.

Springview BVI, which refers to Springview (BVI) Ltd., a British Virgin Islands business company incorporated under the laws of the British Virgin Islands on October 11, 2023, and Springview Singapore, which refers to Springview Enterprises Pte. Ltd., a company incorporated in Singapore on June 3, 2002, are our wholly owned subsidiaries. The following sets forth the holdings of the Class A Ordinary Shares and Class B Ordinary Shares as of the date of this annual report, as well as the shareholder’s respective voting power.

HENG KONG CHUAN
SIEW YIAN LEE
ZHUO WANG
50%
50%
100%
AVANTA (BVI) LIMITED
WZ GLOBAL (BVI) LIMITED
MINORITY SHAREHOLDERS
52.96% Class A /100% Class B /Total Voting 99.61%
9.08% Class A /0% Class B /Total Voting 0.08%
37.96% Class A /0% Class B/Total Voting 0.31%
SPRINGVIEW HOLDINGS LTD
Cayman Islands
100%
SPRINGVIEW (BVI) LTD
BVI
100%
SPRINGVIEW ENTERPRISES PTE. LTD.
Singapore compamy

D. Property, Plant and Equipment

Facilities

Our company was incorporated as an exempted company under the laws of the Cayman Islands with limited liability on September 27, 2023. Our company’s authorized share capital is $50,000 divided into 50,000,000 (400,000,000 before reverse share split) Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares. Our registered office in the Cayman Islands is located at Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9009, Cayman Islands or at such other place in the Cayman Islands as the directors may at any time decide.

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

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating and Financial Review and Prospects

The following discussion and analysis relates to our results of operations for the fiscal years ended December 31, 2025 and 2024. The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. See “Disclosure Regarding Forward-Looking Statements” for a discussion of the uncertainties, risks and assumptions associated with these statements. Actual results and the timing of events could differ materially from those discussed in our forward-looking statements as a result of many factors, including those set forth under “Item 3. Key Information - D. Risk Factors” and elsewhere in this annual report.

Overview

Our company, through our indirect wholly owned subsidiary, Springview Enterprises Pte. Ltd. (“Springview Singapore”) designs and constructs residential and commercial buildings in Singapore.

Our projects cover four main types of work: (i) new construction, (ii) reconstruction, (iii) additions and alterations (A&A), and (iv) other general contracting services. For new construction, an existing house will be demolished and a new house will be rebuilt. Our reconstruction work involves replacement of a substantial part of a house. For A&A work, we focus on minor modifications to existing structures within an existing building’s requirements. We also provide other general contracting services, such as renovation and design consultation for our customers. Through conversations with our clients to understand their vision and budget constraints, we assist them in developing a feasible design concept.

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

We are subject to several macro-economic, regulatory, social and other factors which are beyond our control

We operate within Singapore’s construction and major A&A industry and are affected by several factors including macro-economic, regulatory, social and political conditions which are beyond our company’s control. We depend on Singapore to continue to be a stable and attractive country for residency purposes as majority of our customers are residential homeowners seeking to build properties that fit their aspirations. The growth of our target customer segment in Singapore may be influenced by the country’s political and social stability, key policies and regulations related to taxation and immigration as well as overall business and market sentiment, all of which are beyond our control. Additionally, our business is also affected by inflation and interest rate environment. As of the date of this annual report, we have witnessed the impact of inflation on our operations. For example, we have seen a rise in the prices of our construction materials and in the wages of our laborers as a result of inflation. In the event of heavier inflationary pressure in the future, our project costs could be elevated even further. There is no guarantee that we will be able to efficiently pass on the resulting rise in such costs to our customers. An increase in interest rates may also result in a higher borrowing cost for our business. There can be no guarantee that any of these factors beyond our control will not develop in a manner that may have an adverse and material effect on our business operations in the future.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Years Ended December 31,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
Revenue	8,811,646	7,808,860	6,072,681	(1,002,786)	(11.4)
Total Revenue	8,811,646	7,808,860	6,072,681	(1,002,786)	(11.4)

Cost of revenue	(7,907,554)	(6,741,162)	(5,242,369)	1,166,392	(14.8)
Total Cost of revenue	(7,907,554)	(6,741,162)	(5,242,369)	1,166,392	(14.8)
Gross profit	904,092	1,067,698	830,312	163,606	18.1

Operating expenses
Selling, general and administrative expenses	(2,028,293)	(3,549,332)	(2,760,193)	(1,521,039)	75.0
Total operating expenses	(2,028,293)	(3,549,332)	(2,760,193)	(1,521,039)	75.0

Income from operations	(1,124,201)	(2,481,634)	(1,929,881)	1,357,433	120.7

Other income (expenses)
Interest expenses, net	(108,673)	(95,555)	(74,310)	13,118	(12.1)
Other income	35,786	104,056	80,921	68,270	190.8
Total other income (expense), net	(72,887)	8,501	6,611	81,388	(111.7)

Income before income taxes	(1,197,088)	(2,473,133)	(1,923,270)	(1,276,045)	106.6
Income tax (expenses) benefit	165,950	120,131	93,422	(45,819)	(27.6)
Net income/(loss)	(1,031,138)	(2,353,002)	(1,829,848)	(1,321,864)	128.2

Comparison of Years Ended December 31, 2024 and 2025

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

The following table sets forth our revenue by revenue categories for the periods indicated.

	For the Years Ended December 31,
	2024	2024	2025	2025	2025	Variances
	S$	% of revenue	S$	% of revenue	US$	S$	%
New construction	7,600,302	86.3	4,204,197	53.8	3,269,459	(3,396,105)	(44.7)
Reconstruction	180,203	2.0	2,271,256	29.1	1,766,277	2,091,053	1160.4
A&A	999,031	11.3	1,273,762	16.3	990,561	274,731	27.5
Other general contracting services	32,110	0.4	59,645	0.8	46,384	27,535	85.8
Total revenue	8,811,646	100.0	7,808,860	100.0	6,072,681	(1,002,786)	(11.4)

During the years ended December 31, 2024, and 2025, projects involving new construction work accounted for the largest proportion of our revenue generated for the periods, representing approximately 86.3% and 53.8% of the total revenue, respectively. Revenue from reconstruction work represented 2.0% of total revenue in 2024, increasing significantly to 29.1% in 2025. Additions and alterations (A&A) work represented 11.3% of revenue in 2024, rising to 16.3% in 2025. Revenue from other general contracting activities accounted for 0.4% in 2024 and further increased to 0.8% in 2025.

Our total revenue decreased by S$1,002,786, or 11.4%, from S$8,811,646 for the year ended December 31, 2024, to S$7,808,860 (US$6,072,681) for the year ended December 31, 2025. This decline is primarily attributed to a reduction in new projects signed during the year, particularly in the new construction categories. Revenue from new construction work experienced a significant drop of S$3,396,105, or 44.7%, from S$7,600,302 in 2024 to S$4,204,197 (US$3,269,459) in 2025, reflecting a slower pace of new project initiation. Revenue from reconstruction work saw a significant increase of S$2,091,053, or 1160.4%, from S$180,203 in 2024 to S$2,271,256 ($1,766,277) in 2025, due to new projects in this category in this year. Similarly, revenue from A&A work increased sharply by S$274,731, or 27.5%, from S$999,031 in 2024 to S$1,273,762 (US$990,561) in 2025, primarily due to new projects initiated in this category during 2025. Additionally, our other general contracting services also increased by $27,535, or 85.8%, from S$32,110 for the year ended December 31, 2024 to S$59,645 (US$46,384) for the year ended December 31, 2025, primarily due to the absence of new design consultancy services in 2025. Notwithstanding the growth in reconstruction, A&A and other services, the overall reduction in total revenue was driven by the sharp decline in new construction, which represented our largest revenue segment in prior years.

	For the Years Ended December 31,
	2024	2024	2025	2025	2025	Variances
	S$	% of revenue	S$	US$	% of revenue	S$	%
Commercial customers	575,820	6.5	2,356,730	1,832,747	30.2	1,780,910	309.3
Residential customers	8,235,826	93.5	5,452,130	4,239,934	69.8	(2,783,696)	(33.8)
Total revenue	8,811,646	100.0	7,808,860	6,072,681	100.0	(1,002,786)	(11.4)

The majority of our revenue is derived from projects contracted with residential customers. Revenue from commercial customers increased by S$1,780,910, or 309.3% from S$575,820 for the year ended December 31, 2024 to S$2,356,730 ($1,832,747) for the year ended December 31, 2025. Revenue from residential customers decreased by S$2,783,696, or 33.8% from S$8,235,826 for the year ended December 31, 2024 to S$5,452,130 for the year ended December 31, 2025. The overall decrease in total revenue was mainly attributable to fewer new residential construction projects secured and commenced during the year, which more than offset the growth in revenue from commercial projects.

Revenue from commercial accounted for 30.2% and residential customers accounted for 69.8% for the year ended December 31, 2025. Revenue from commercial accounted for 6.5% and residential customers accounted for 93.5% the year ended December 31, 2024. The Company remains strategically focused on further expanding its residential customer base.

Cost of revenue

	For the Years Ended December 31,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
Subcontracting costs	3,938,327	2,261,562	1,758,739	(1,676,765)	(42.6)
Material costs	1,560,316	1,822,069	1,416,960	261,753	16.8
Labor costs	1,367,808	1,313,228	1,021,252	(54,580)	(4.0)
Equipment rental and site costs	323,209	424,822	330,369	101,613	31.4
Other direct costs	717,894	919,481	715,049	201,587	28.1
Total cost of revenue	7,907,554	6,741,162	5,242,369	(1,166,392)	(14.8)

The cost of revenue primarily consisted of subcontracting costs, material costs, labor costs, equipment rental and site costs and other direct costs incurred in contract performance. The total cost of revenue decreased by S$1,166,392, or 14.8%, from S$7,907,554 for the year ended December 31, 2024, to S$6,741,162 ($5,242,369) for the year ended December 31, 2025. This decline of approximately 14.8% was in line with decrease in revenue and was primarily driven by decreases in subcontracting costs and labor cost.

Subcontracting costs decreased by S$1,676,765, or 42.6%, from S$3,938,327 for the year ended December 31, 2024 to S$2,261,562 ($1,758,739) for the year ended December 31, 2025. Material costs increased by S$261,753, or 16.8%, from S$1,560,316 for the year ended December 31, 2024 to S$1,822,069 ($1,416,960) for the year ended December 31, 2025. Labor costs decreased by S$54,580, or 4.0%, from S$1,367,808 for the year ended December 31, 2024 to S$1,313,228 ($1,021,252) for the year ended December 31, 2025. Equipment rental and site costs increased by S$101,613, or 31.4%, from S$323,209 for the year ended December 31, 2024 to S$424,822 ($330,369) for the year ended December 31, 2025.

The overall reduction in cost of revenue resulted from the lower volume of new construction projects undertaken in 2025, which reduced overall construction activity and corresponding requirements for subcontractors and on-site labor, while the increases in material, equipment rental and site costs reflected a shift in project mix toward reconstruction, A&A and commercial projects, which are more material and site-intensive.

Gross Profit

For the years ended December 31, 2024 and 2025, our gross profits were S$904,092 and S$1,067,698 ($830,312), respectively, and our gross profit margins were approximately 10.3% and 13.7%, respectively. Our gross profit increased by S$163,606, or approximately 18.1% primarily due to the shift in project mix toward higher-margin reconstruction, addition and alteration (A&A) and commercial projects, which more than offset the lower overall revenue volume from reduced new residential construction activities. In addition, tighter cost control over subcontracting and on-site expenses, together with improved operational efficiency, contributed to the expansion in gross profit margin.

Selling, General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Years Ended December 31,
	2024	2025	2025	Variances
	S$	S$	US$	S$	%
Staff expenses	983,540	1,254,875	975,873	271,335	27.6
Depreciation and amortization	23,364	17,540	13,640	(5,824)	(24.9)
Lease expenses	179,832	194,618	151,348	14,786	8.2
Medical and insurance expenses	65,245	149,999	116,649	84,754	129.9
Transport and entertainment	35,276	39,617	30,809	4,341	12.3
Professional fees	686,744	1,700,519	1,322,435	1,013,775	147.6
Selling and marketing expenses	-	74,079	57,609	74,079	100.0
Provision for fines and charges	14,850	9,203	7,157	(5,647)	(38.0)
Other miscellaneous expenses	39,442	108,882	84,673	69,440	176.1
General and administrative expenses	2,028,293	3,549,332	2,760,193	1,521,039	75.0

Selling, General and administrative expenses consisted primarily of Selling and marketing expenses, staff expenses, depreciation and amortization, operating lease expenses, medical and insurance, transport and entertainment, professional fees, provision for fines and charges and other miscellaneous expenses. Total Selling, general and administrative expenses increased by S$1,521,039, or 75.0%, from S$2,028,293 for the year ended December 31, 2024, to S$3,549,332 ($2,760,193) for the year ended December 31, 2025. This significant year-over-year increase was primarily driven by substantial growth in professional fees, alongside higher staff costs, medical and insurance expenses, and other miscellaneous expenses, partially offset by lower depreciation and the full elimination of provision for fines and charges in the current year. Professional fees rose by S$1,013,775, or 147.6%, from S$686,744 in 2024 to S$1,700,519 ($1,322,435) in 2025, mainly due to increased corporate compliance, advisory and professional service costs incurred during the period. Staff expenses increased by S$271,335, or 27.6%, from S$983,540 to S$1,254,875 ($975,873), reflecting the Company’s investment in retaining and strengthening its core workforce to support ongoing operational capabilities and long-term corporate development. Medical and insurance expenses grew by S$84,754, or 129.9%, from S$65,245 to S$149,999 ($116,649), attributable to expanded employee benefit coverage and higher annual insurance premiums. Other miscellaneous expenses increased materially by S$69,440, or 176.1%, from S$39,442 to S$108,882 ($84,673). Lease expenses increased moderately by S$14,786, or 8.2%, from S$179,832 to S$194,618 ($151,348), while transport and entertainment expenses rose by S$4,341, or 12.3%, from S$35,276 to S$39,617 ($30,809), and selling and marketing expenses of S$74,079 ($57,609) were newly recorded in 2025. Partially offsetting these increases, depreciation and amortization expenses decreased by S$5,824, or 24.9%, from S$23,364 to S$17,540 ($13,640), and provision for fines and charges declined by S$5,647, or 38.0%, from S$14,850 to S$9,203 ($7,157) following improved operational compliance and a reduction in operational incidents.

Interest Expenses, Net

Interest expenses, net mainly included accrued interest from loans and borrowings, lease liabilities and amount due to related parties. Interest expenses, net decreased by S$13,118, or approximately 12.1% from S$108,673 for the year ended December 31, 2024, to S$95,555 ($74,310) for the year ended December 31, 2025. The decrease was mainly due to the decrease in accrued interest expenses from operating lease and interest generated from the bank loans for the year ended December 31, 2025.

Other Income

Other income primarily consisted of government grants and other miscellaneous income. Other income increased by S$68,270 or approximately 190.8% from S$35,786 for the year ended December 31, 2024, to S$104,056 ($80,921) for the year ended December 31, 2025. The increase was principally attributable to higher interest income earned from short-term lending activities to a third party.

Income Tax Benefits

Our income tax benefits were S$165,950 for the year ended December 31, 2024 and S$120,131 ($93,422) for the year ended December 31, 2025. The fluctuation in income tax benefits was primarily driven by drop in reverse of deferred tax liability arising from the unbilled revenue.

Net Loss

As a result of the foregoing, our loss for the year increased by S$1,321,864 or approximately 128.2%, from S$1,031,138 for the year ended December 31, 2024, to S$2,353,002 ($1,829,848) for the year ended December 31, 2025.

Loss Per Share

Our loss per share decreased by approximately S$0.12, or 133.3%, from a loss of approximately S$0.09 for the year ended December 31, 2024 to a loss of approximately S$0.21 ($0.16) for the year ended December 31, 2025.

Liquidity and Capital Resources

As of December 31, 2024 and 2025, our cash balances amounted to approximately S$3,373,424 and S$3,807,796 ($2,961,191), respectively, and the Company’s current assets were S$10,731,442 and S$9,919,477 ($7,714,034), respectively, and the Company’s current liabilities were S$4,002,580 and S$2,939,244 ($2,285,748), respectively. For the years ended December 31, 2024 and 2025, the Company generated net loss of S$1,031,138 and S$2,353,002 ($1,829,848) respectively.

In assessing our liquidity, the management believes that our current cash and working capital will be sufficient to support our continuous operations and meet our 3rd parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the consolidated financial statements.

Our liquidity needs are primarily driven by working capital requirements and operating expense obligations. To date, we have funded our operations principally through our successful initial public offering in 2024 and a private placement in 2025. We have also started to seek additional financing from local banks and financial institutions to fund our ongoing operations. As of December 31, 2024 and 2025, our outstanding loans and borrowings amounted to S$835,800 and S$576,751 ($448,520), respectively, with annual interest rates ranging from 2.75% to 8.80% and repayment periods of between one to three years.

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

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2024	2025	2025
	S$	S$	US$
Net cash used in operating activities	(531,270)	(2,039,992)	(1,586,431)
Net cash provided by (used in) investing activities	(2,621,944)	1,300,000	1,010,965
Net cash provided by financing activities	5,577,867	1,407,809	1,094,804
Net changes in cash	2,424,653	667,817	519,338
Effect of foreign exchange on cash, cash equivalents and restricted cash	250,665	(233,445)	(181,542)
Cash at the beginning of the year	698,106	3,373,424	2,623,395
Cash at the end of the year	3,373,424	3,807,796	2,961,191

Operating Activities

Changes in cash flow from operating activities from the year ended December 31, 2024 to the year ended December 31, 2025

We had net cash used in operating activities of S$2,039,992 ($1,586,431) for the year ended December 31, 2025, compared to net cash used in operating activities of S$531,270 for the year ended December 31, 2024. The increase in cash flow used in operating activities for year ended December 31, 2025, is primarily a result of:

(1)	a decrease in contract assets of S$575,041 ($447,190) for the year ended December 31, 2025, as compared to an increase in contract assets of S$138,678 for the year ended December 31, 2024, was primarily attributable to billings to customers and collection of consideration during fiscal 2025, and

(2)	an increase in other assets of S$324,974 ($252,721) for the year ended December 31, 2025, as compared to a decrease in other assets of S$161,948 for the year ended December 31, 2024, was primarily due to prepayments to suppliers for construction materials,

(3)	a decrease in accounts payable of S$836,501 ($650,518) for the year ended December 31, 2025, as compared to an increase in accounts payable of S$315,228 for the year ended December 31, 2024, resulted in increased cash outflows, as the Company made greater payments during the year to settle outstanding amounts owed to suppliers and subcontractors.

(4)	a decrease in other payable of S$275,691 ($214,395) for the year ended December 31, 2025, as compared to a decrease in other payable of S$95,002 for the year ended December 31, 2024, resulted in increased cash outflows, with larger settlement of accrued overhead expenses creating additional cash drain.

(5)	a decrease in lease liabilities of S$328,506 ($255,468) for the year ended December 31, 2025, as compared to a decrease in lease liabilities of S$170,637 for the year ended December 31, 2024, resulted in increased net cash used in operating activities. The larger reduction in lease liabilities was primarily attributable to new leases entered into during fiscal 2025, which gave rise to higher lease payments made during the year.

Investing Activities

For the year ended December 31, 2024, net cash used in investing activities was S$2,621,944 ($1,919,151), which was a loan to a third party.

For the year ended December 31, 2025, net cash provided by investing activities was S$1,300,000 ($1,010,965), which was primarily consisted of repayment of amount from a third party of S$1,300,000.

Financing Activities

For the year ended December 31, 2024, net cash provided by financing activities was S$5,577,867 ($4,082,758) which was primarily consisted of net proceeds from IPO of S$5,618,568 ($4,112,550), proceeds from related parties of S$450,368 ($329,650), offset by repayment of loans and borrowings of S$430,465 ($315,082) and payment for finance lease obligations of S$60,604 ($44,360).

For the year ended December 31, 2025, net cash provided by financing activities was S$1,407,809 ($1,094,804) which was primarily consisted of proceeds from private placement of S$1,925,222 and proceeds from a related party of S$75,000, and offset by repayment of loans and borrowings of S$259,049, repayment to a related party of S$283,192 and payment for finance lease obligations of S$50,172.

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

In November 2025, the State Courts of Singapore imposed a total fine of S$250,000 on the Company related to the 2019 incident, with an approved 10-month installment plan (S$25,000 per month, started at November). The full fine remained unpaid as of the payment advice date, and the Company intends to comply with the payment schedule.

As of December 31, 2023, 2024 and 2025, the Company’s accrued provision for the legal proceedings was S$385,000, S$275,000 and S$200,000 ($155,533) respectively. There was no further update as the date that the consolidated financial statements are available to be issued.

For the years ended December 31, 2023, 2024 and 2025, the Company’s provision for estimated litigation loss was S$125,000, nil and nil respectively.

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

General and Administrative Expenses

The following table sets forth a breakdown of our general and administrative expenses for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2024	Variances
	S$	S$	US$	S$	%
Staff expenses	832,317	983,540	719,909	151,223	18.2
Depreciation and amortization	66,965	23,364	17,101	(43,601)	(65.1)
Lease expenses	136,832	179,832	131,629	43,000	31.4
Medical and insurance expenses	82,159	65,245	47,757	(16,914)	(20.6)
Transport and entertainment	80,808	35,276	25,821	(45,532)	(56.3)
Professional fees	378,778	686,744	686,744	307,966	81.3
Selling and marketing expenses	44,666	14,850	10,870	(29,816)	(66.8)
Other miscellaneous expenses	97,630	39,442	28,870	(58,188)	(59.6)
General and administrative expenses	1,720,155	2,028,293	1,484,624	308,138	17.9

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

Other Income

Other income primarily consisted of government grants and other miscellaneous income. Other income increased by S$10,952 or approximately 44.1% from S$24,834 for the year ended December 31, 2023, to S$35,786 ($26,194) for the year ended December 31, 2024. The increase was principally attributable to higher interest income earned from short-term lending activities to a third party.

Income Tax Expense

Our income tax expenses were S$478,009 for the year ended December 31, 2023 and income tax benefit was S$165,950 ($121,468) for the year ended December 31, 2024. The lower income tax expenses in 2024 align with our decreased income before tax, which primarily due to the loss and reverse of DTL arising from the unbilled revenue.

Net Income (loss)

As a result of the foregoing, our profit for the year decreased by S$3,421,304, or approximately 143.1%, from S$2,390,166 for the year ended December 31, 2023, to a loss of S$1,031,138 ($754,750) for the year ended December 31, 2024.

Earnings (loss) Per Share

Our earnings (loss) per share decreased by approximately S$0.17, or 141.7%, from approximately S$0.12 for the year ended December 31, 2023 to a loss of approximately S$0.05 ($0.04) for the year ended December 31, 2024. The computation of earnings per share is based on 21,500,000 of the total issued and outstanding shares of our Class A Ordinary Shares and Class B Ordinary Shares, retrospectively after a reorganization of our company.

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

Cash Flows Analysis

The following table sets forth a summary of our cash flows for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2024
	S$	S$	US$
Net cash used in operating activities	(1,369,386)	(531,270)	(388,868)
Net cash provided by investing activities	995,121	(2,621,944)	(1,919,151)
Net cash (used in)/provided by financing activities	723,686	5,577,867	4,082,758
Net changes in cash	349,421	2,424,653	1,774,739
Effect of foreign exchange on cash, cash equivalents and restricted cash	—	250,665	183,479
Cash at the beginning of the year	348,685	698,106	510,984
Cash at the end of the year	698,106	3,373,424	2,469,202

Operating Activities

Changes in cash flow from operating activities from the year ended December 31, 2023 to the year ended December 31, 2024

We had net cash used in operating activities of S$531,270 ($388,868) for the year ended December 31, 2024, compared to net cash used in operating activities of S$1,369,386 for the year ended December 31, 2023. The decrease in cash flow used in operating activities for year ended December 31, 2024, is primarily a result of:

(1) an increase in contract assets of S$138,678 ($101,506) for the year ended December 31, 2024, as compared to an increase in contract assets of S$4,061,592 for the year ended December 31, 2023, as the decrease occurred due to fewer new contracts being secured to replenish our project pipeline; and

(2) a decrease in other assets of S$161,948 ($118,539) for the year ended December 31, 2024, as compared to a decrease in other assets of S$18,670 for the year ended December 31, 2023, driven by realization of prepaid expenses during the year ended December 31, 2024,

(3) a decrease in accounts receivable of S$239,017 ($174,950) for the year ended December 31, 2024, as compared to an increase in accounts receivable of S$208,457 for the year ended December 31, 2023, this change reflects timely collection from customers; and

(4) a decrease in account receivable of a related party of S$125,941 ($92,183) for the year ended December 31, 2024, as compared to an increase in accounts receivable of related party of S$185,694 for the year ended December 31, 2023, primarily due to timely repayment from the related party.

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

Capital Expenditures

We incurred capital expenditures of S$4,879 for the year ended December 31, 2023, primarily driven by purchase of computer equipment. No capital expenditures were incurred for the year ended December 31, 2024 and 2025, as there were no purchases of property or equipment. We do not have any other material commitments to capital expenditures as of December 31, 2025 or as of the date of this annual report.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any off-balance sheet financial guarantees or other off-balance sheet commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s deficit/(equity) or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or product development services with us.

Contractual Obligations

The following tables set forth certain contractual obligations as of December 31, 2024 and 2025 and the timing and effect that such obligations are expected to have on our liquidity and capital requirements in future periods:

As of December 31, 2025	2026	2027	2028	Thereafter	Total	Total
	S$	S$	S$	S$	S$	US$
Financial liabilities
Loans and borrowings	256,713	256,713	126,349	-	639,775	497,531
Operating lease obligations	338,891	69,640	-	-	408,531	317,700
Finance lease obligations	44,846	29,388	10,249	-	84,483	65,699
Total contractual obligations	640,450	355,741	136,598	-	1,132,789	880,930

As of December 31, 2024	2025	2026	2027	2028	Thereafter	Total	Total
	S$	S$	S$	S$	S$	S$	US$
Financial liabilities
Loans and borrowings	313,950	256,713	256,712	129,200	-	956,575	700,172
Operating lease obligations	176,613	98,171	-	-	-	274,784	201,130
Finance lease obligations	50,172	44,846	29,388	10,249	-	134,655	98,562
Total contractual obligations	540,735	399,730	286,100	139,449	-	1,366,014	999,864

Concentration of Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, accounts receivable, accounts receivable – a related party, and contract assets. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore and United States of America. As of December 31, 2024 and 2025, S$3,373,424 and S$3,807,796 ($2,961,191) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for account receivable using an aging schedule. The Company estimates the credit loss rates based on historical loss information, aging of receivables and current, reasonable and supportable management’s judgements. Forecasted economic conditions compared to the economic conditions using the historical information. The management believes that its contract acceptance, billing and collection policies are adequate in minimizing material credit risk. Application of progress payment of contract works is made on a regular basis. The Company seeks to maintain strict control over its outstanding receivables.

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

Concentration of Customers

For the year ended December 31, 2023, four customers accounted for approximately 17%, 17%, 15% and 12% of the Company’s total revenue. For the year ended December 31, 2024, three customers accounted for approximately 20%, 19%, and 18% of the Company’s total revenue. For the year ended December 31, 2025, four customers accounted for approximately 26%, 20%, 16% and 13% of the Company’s total revenue.

As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable. As of December 31, 2025, the accounts receivable balance was nil, and therefore no customers accounted for any percentage of the total.

Concentration of Vendors

For the years ended December 31, 2023, and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases. For the year ended December 31, 2025, one significant supplier individually accounted for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of our company’s total accounts payable as of December 31, 2024 and 2025.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2024	As of December 31, 2025
Subcontractor A	Subcontract service	22	27
Subcontractor B	Subcontract service	12	8
Subcontractor C	Subcontract service	12	-

C. Research and Development, Patent and Licenses, etc.

Please refer to “Item 4. Information on the Company - B. Business Overview”.

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments, or events for the year ended December 31, 2025 that are reasonably likely to have a material and adverse effect on revenues, income, profitability, liquidity, or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial condition.

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

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the years ended December 31, 2023, 2024 and 2025.

Our company recognizes revenue over time for all projects throughout the contract period.

Recently Issued Accounting Pronouncements

See the discussion of the recent accounting pronouncements contained in Note 3 to the consolidated financial statements, “Summary of Significant Accounting Policies”.

Item 6. Directors, Senior Management and Employees

6.A. Directors and Senior Management

The following table sets forth the names, ages and titles of our directors and executive officers:

Name	Age	Title
Mr. Zhuo Wang	37	Chairman and Chief Executive Officer
Ms. Siew Yian Lee	52	Executive Director
Ms. Lyu Liyan	33	Chief Financial Officer

Independent Directors:

Name	Age	Title
Mr. Xirui Guo	40	Independent Director
Mr. Mikael Charette	46	Independent Director
Mr. Chin Leng Tan	56	Independent Director

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

Ms. Lyu Liyan is our Chief Financial Officer. Ms. Lyu was appointed as Chief Financial Officer on February 1, 2026. Ms. Lyu has over nine years of experience in accounting, audit, financial management and corporate finance. From August 2022 to January 2026, she served as a project manager at CICM (Shenzhen) Management Consulting Limited, where she participated in initial public offerings, mergers and acquisitions and other capital-raising transactions, including the preparation of regulatory filings and responses to inquiries from the U.S. Securities and Exchange Commission and Nasdaq. From September 2021 to July 2022, she served as a financial manager at Shenzhen Shenliang Cold Chain Logistics Co., Ltd. From May 2019 to September 2021, she served as a project manager at Zhong Hui Certified Public Accountants (Special General Partnership), Shenzhen Branch, leading audit and advisory engagements. From November 2015 to May 2018, she served as a senior auditor at Tianjian Accounting Firm (Special General Partnership), Shenzhen Branch. Ms. Lyu holds a Master of Economics degree from the Central University of Finance and Economics and a Bachelor of Commerce (Honors in Business Administration) from the University of Windsor, and is a Fellow of the Association of International Accountants.

Each of Mr. Wang and Ms. Lee has entered into a director’s agreement with us. Any director’s agreement may be terminated for any or no reason by the director or at a meeting called expressly for that purpose by a vote of the shareholders holding more than 50% of our company’s issued and outstanding ordinary shares entitled to vote.

Independent Directors

Mr. Xirui Guo is an independent director. He has served as Chief Financial Officer of Youxin Technology Ltd since December 2024. Since July 2021, he has served as Executive Director of IBD at Fern Win Group, where he has provided finance and listing consulting services to pre-IPO projects. From January 2021 to July 2021, Mr. Guo served as Deputy General Manager and Chief Financial Officer of Shenzhen Chuang Fei Ge (CFG) Environmental Ltd., where he was responsible for IPO preparation work and establishing legal compliance and internal control systems. From September 2018 to December 2020, Mr. Guo served as Assistant President of Yong Cheng Ying Fu (YCYF) Asset Management Ltd., where he led investment teams and successfully invested over RMB200 million in projects. From June 2017 to September 2018, Mr. Guo served as Managing Director of the Legal and Compliance Department of Huarong (HK) Industrial & Financial Investment Ltd., a subsidiary of China Huarong Asset Management Co., Ltd., where he participated in investment projects and was responsible for establishing legal and compliance functions. From September 2014 to May 2017, Mr. Guo served as Finance Controller of Pure Fiji Australia Pty Ltd. Mr. Guo received a Master of Accounting degree from Macquarie University and a Bachelor of Law degree from Sichuan University.

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

Mr. Chin Leng Tan is an independent director. Mr. Chin Leng Tan has served as Business Development Director of CIIHE (UK) since June 2024. From May 2019 to May 2024, Mr. Tan served as Asia Country Head of OTHM Qualifications (UK), where he was responsible for establishing a strong and sustainable presence for OTHM qualifications across Asia by developing the market, building trusted delivery networks, and securing the necessary regulatory approvals. From February 2015, Mr. Tan served as Chief Executive Officer of City Metropolitan College, where he was responsible for setting up the college, obtaining the license to operate and conduct diploma and advanced diploma courses in Singapore, and turning the college from a negative to positive P&L. From February 2013, Mr. Tan served as Special Project Director of Coleman College. From January 2012, Mr. Tan served as Managing Director of United World School of Business. From December 2006 to May 2009, Mr. Tan served as Supply Chain Manager of Thales Aerospace Asia Limited. Mr. Tan received a Doctorate of Business Administration degree from International University of Georgia, a Master of Business Administration degree in General Management from Central Queensland University, and a Bachelor of Business degree in Transport and Logistics Management from Royal Melbourne Institute of Technology University.

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

Employment Agreement between the Company and Ms. Lyu Liyan

On January 12, 2026, the Company entered into an employment agreement with Ms. Lyu Liyan, with her appointment as Chief Financial Officer becoming effective on February 1, 2026. Under the employment agreement, Ms. Lyu is entitled to an annual base salary of US$36,000, payable monthly, and is eligible to participate in any bonus or equity incentive plans that may be adopted by the Company, subject to board approval. The employment agreement also contains customary confidentiality, non-competition, non-solicitation and clawback provisions.

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

Under the directors’ agreements, the initial aggregate annual salary payable to each of our independent directors, Mr. Xirui Guo, Mr. Mikael Charette, and Mr. Chin Leng Tan, is $24,000 in cash, respectively.

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

6.C. Board Practices

Board of Directors

Our board of directors consists of five directors. Our board of directors have determined that our three independent directors, Mr. Xirui Guo, Mr. Mikael Charette and Mr. Chin Leng Tan satisfy the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of Nasdaq Stock Market and Rule 10A-3 under the Exchange Act.

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

Committees of the Board of Directors

We established three committees under the board of directors: an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, Nasdaq and SEC rules and regulations, if applicable. Each committee’s charter is available on our website at https://www.springviewggl.com/. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be part of this annual report.

Audit Committee

Mr. Xirui Guo, Mr. Mikael Charette and Mr. Chin Leng Tan serve on the audit committee, which is chaired by Mr. Xirui Guo. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Xirui Guo as an “audit committee financial expert”, as defined under the applicable rules of the SEC. The audit committee’s responsibilities include:

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

Compensation Committee

Mr. Xirui Guo, Mr. Mikael Charette and Mr. Chin Leng Tan serve on the compensation committee, which is chaired by Mr. Mikael Charette. Our board of directors has determined that each such member satisfies the “independence” requirements of Rule 5605(a)(2) of the Listing Rules of the Nasdaq Stock Market. The compensation committee’s responsibilities include:

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

Nomination Committee

Mr. Xirui Guo, Mr. Mikael Charette and Mr. Chin Leng Tan serve on the nomination committee, which is chaired by Mr. Chin Leng Tan. Our board of directors has determined that each member of the nomination committee is “independent” as defined in the applicable Nasdaq rules. The nomination committee’s responsibilities include:

●	developing and recommending to the board of directors criteria for board and committee membership;

●	establishing procedures for identifying and evaluating director candidates, including nominees recommended by shareholders; and

●	reviewing the composition of the board of directors to ensure that it is composed of members containing the appropriate skills and expertise to advise us.

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

6.D. Employees

We employed 73 persons as of December 31, 2025, 71 persons as of December 31, 2024, and 72 persons as of December 31, 2023, who are all located in Singapore. All of our employees are full-time employees. We do not have any part-time employees.

The following table sets forth the breakdown of our employees by activity as of December 31, 2025, December 31, 2024 and December 31, 2023:

Function	December 31, 2025	December 31, 2024	December 31, 2023
Management	3	3	3
Finance and Administrative	2	2	2
Quantity surveyor/Drafting	8	8	8
Projects	60	58	59
Total	73	71	72

Our employees are not covered by collective bargaining agreements. We consider our labor practices to be in line with customary industry practice.

6.E. Share Ownership

The following table sets forth information regarding the beneficial ownership of our Class A Ordinary Shares and Class B Ordinary Shares by:

●	each person, or group of affiliated persons, known by us to beneficially own greater than 5% of our outstanding Class A Ordinary Shares and Class B Ordinary Shares;

●	each of our named executive officers;

●	each of our directors; and

●	all of our current executive officers and directors as a group.

The number and percentage of Class A Ordinary Shares and Class B Ordinary Shares beneficially owned as of the date of this annual report are based on 2,261,980 Class A Ordinary Shares, par value of $0.0008 per share, and 10,000,000 Class B Ordinary Shares, par value of $0.0001 per share, issued and outstanding as of the date of this annual report. Holders of Class A Ordinary Shares will be entitled to one vote per share. Holders of Class B Ordinary Shares will be entitled to 20 votes per share. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of either Class A Ordinary Shares or Class B Ordinary Shares.

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

Unless otherwise noted below, the address of each person listed on the table is 203 Henderson Road, #06-01, Henderson Industrial Park, Singapore 159546.

	Amount of Beneficial Ownership of Class A Shares(1)	Percentage Ownership of Class A Shares(2)	Amount of Beneficial Ownership of Class B Shares	Percentage Ownership of Class B Shares	Combined Voting Power of Class A and Class B Shares(2)
Directors and Executive Officers:
Zhuo Wang(3)	150,000	6.63%	-	-	0.07%
Siew Yian Lee(4)	875,000	38.68%	10,000,000	100%	99.31%
Lyu Liyan	-	-	-	-	-
Xirui Guo(5)	-	-	-	-	-
Mikael Charette(5)	-	-	-	-	-
Chin Leng Tan(5)	-	-	-	-	-
5% or Greater Shareholders	-	-	-	-	-
AVANTA (BVI) LIMITED(6)	875,000	38.68%	10,000,000	100%	99.31%
WZ GLOBAL (BVI) LIMITED(7)	150,000	6.63%	-	-	0.07%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the Class A Ordinary Shares and Class B Ordinary Shares. All shares represent only Class A Ordinary Shares and Class B Ordinary Shares held by shareholders as no options are issued or outstanding.

(2)	Calculation based on 2,261,980 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares issued and outstanding. Holders of Class A Ordinary Shares are entitled to one vote per share held. Holders of Class B are entitled to 20 votes per share held.

(3)	Zhuo Wang holds 150,000 Class A Ordinary Shares through WZ GLOBAL (BVI) LIMITED. Zhuo Wang holds 100% of equity interest in WZ GLOBAL (BVI) LIMITED. Zhuo Wang is the sole director of WZ GLOBAL (BVI) LIMITED, has the power to direct the voting and disposition of the ordinary shares held by WZ GLOBAL (BVI) LIMITED, and may be deemed the beneficial owner of all ordinary shares held by WZ GLOBAL (BVI) LIMITED.

(4)	Pursuant to certain acting-in-concert agreement between Siew Yian Lee and her spouse Kong Chuan Heng, who jointly own AVANTA (BVI) LIMITED, dated December 6, 2023, Siew Yian Lee has sole voting and dispositive power over ordinary shares and voting power held by AVANTA (BVI) LIMITED. Ms. Siew Yian Lee holds 875,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares through AVANTA (BVI) LIMITED.

(5)	The individual is an independent director.

(6)	Represents 875,000 Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares held by AVANTA (BVI) LIMITED, which is beneficially owned and controlled by Siew Yian Lee and its current registered address is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

(7)	Represents 150,000 Class A Ordinary Shares held by WZ GLOBAL (BVI) LIMITED, which is beneficially owned and controlled by Zhuo Wang and its current registered address is located at Ritter House, Wickhams Cay II, PO Box 3170, Road Town, Tortola VG1110, British Virgin Islands.

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

Subject to the Amended and Restated Memorandum and Articles of Association, each Class A Ordinary Share confers on the holder (i) the right to an equal share in any distribution paid by our company in accordance with the Companies Act and the Articles of Association and (ii) an equal share on the distribution of any surplus assets of our company’s on its liquidation.

No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of our company’s assets (including any distribution of assets to shareholders on a winding up) may be made to a holder of a Class B Ordinary Shares in accordance with the Amended and Restated Memorandum and Articles of Association.

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

Ordinary Shares. Our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares are fully paid and non-assessable. Our Class A Ordinary Shares and Class B Ordinary Shares are issued in registered form and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our shares will not receive a certificate in respect of such shares. We may not issue shares to a bearer. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their shares.

Dividends and Distribution. Subject to the Companies Act, our company may by ordinary resolution declare dividends in accordance with the respective rights of the shareholders but no dividend shall exceed the amount recommended by the directors. No dividend may be declared or paid, and no other distribution (whether in cash or otherwise) of our company’s assets (including any distribution of assets to shareholders on a winding up) may be made to a holder of a Class B Ordinary Share. Our Amended and Restated Memorandum and Articles of Association provide that dividends may be declared and paid out of the funds of our company lawfully available therefor. Under the laws of the Cayman Islands, our company may pay a dividend out of either profit or share premium account; provided that ordinary resolution is obtained regarding the declaration and payment of dividend out of share premium account and in no circumstances may a dividend be paid out of our share premium if this would result in our company being unable to pay its debts as they fall due in the ordinary course of business.

Subject to our company’s Amended and Restated Memorandum and Articles of Association, if our company is wound up the shareholders may, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the holders of the Class A Ordinary Shares the whole or any part of the assets of our company and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Ordinary Shares; and/or

(b)	to vest the whole or any part of the assets in trustees for the benefit of the holders of the Class A Ordinary Shares and those liable to contribute to the winding up.

No distribution (whether in cash or otherwise) of our company’s assets on a winding up may be made to a holder of a Class B Ordinary Share in accordance with our company’s Amended and Restated Memorandum and Articles of Association.

Voting Rights. The holder of an Ordinary Share shall have the right to receive notice of, attend at and vote as a shareholder at any general meeting of our company. Voting at any meeting of shareholders is by way of a poll. Subject to our company’s Amended and Restated Memorandum and Articles of Association, each holder of Class A Ordinary Share is, on a poll, entitled to exercise one vote for each Class A Ordinary Share he or she holds on any and all matters to be voted thereon in a general meeting, and each holder of Class B Ordinary Share is, on a poll, entitled to exercise 20 votes for each Class B Ordinary Share he or she holders on any and all matters to be voted thereon in a general meeting.

An ordinary resolution means a resolution passed at a duly constituted general meeting of the shareholders of the Company passed by a simple majority of the votes cast by, or on behalf of, the shareholders who (being entitled to do so) vote in person or by proxy at that meeting. A special resolution means a resolution passed at a duly constituted general meeting of the shareholders of the Company passed by a majority of not less than two-thirds of the votes cast by, or on behalf of, shareholders who (being entitled to do so) vote in person or by proxy at that meeting. A special resolution will be required for important matters such as a change of name, making changes to our Amended and Restated Memorandum and Articles of Association, a reduction of our share capital and the winding up of our company. Our shareholders may, among other things, consolidate or sub-divide their shares by ordinary resolution.

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

At least ten clear days’ notice of an extraordinary general meeting and an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and persons entitled to a Share in consequence of the death or bankruptcy of a shareholder.

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

Where the Shares in question are not listed on or subject to the rules of Nasdaq, our board of directors may, in its absolute discretion, decline to register any transfer of any Share which is not fully paid up or on which we have a lien. Our board of directors may also, but are not required to, decline to register any transfer of any Share unless:

●	the instrument of transfer is lodged with us, accompanied by the certificate for the Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

●	the instrument of transfer is in respect of only one class of Shares;

●	the instrument of transfer is properly stamped, if required;

●	the Share transferred is fully paid up and free of any lien in favour of us;

●	in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; and

●	a fee of such maximum sum as the relevant stock exchange may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

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

Liquidation. If we are wound up, the shareholders may, subject to the Amended and Restated Memorandum and Articles of Association and any other sanction required by the Companies Act, pass a special resolution allowing the liquidator to do either or both of the following:

●	to divide in specie among the holders of the Class A Ordinary Shares the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as among the holders of the Class A Ordinary Shares; and

●	to vest the whole or any part of the assets in trustees for the benefit of holders of the Class A Ordinary Shares and those liable to contribute to the winding up.

No distribution (whether in cash or otherwise) of our company’s assets on a winding up may be made to a holder of the Class B Ordinary Share.

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

Inspection of Books and Records. Holders of our Class A Ordinary Shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records (other than copies of our memorandum and articles, the register of mortgages or charges, and any special resolutions passed by our shareholders).

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

Payments of dividends and capital in respect of our Class A Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Class A Ordinary Shares, nor will gains derived from the disposal of our Class A Ordinary Shares be subject to Cayman Islands income or corporation tax.

No stamp duty is payable in respect of the issue of our Class A Ordinary Shares or on an instrument of transfer in respect of our Class A Ordinary Shares.

The Cayman Islands enacted the International Tax Co-operation (Economic Substance) Act (Revised) together with the Guidance Notes published by the Cayman Islands Tax Information Authority from time to time. Our company is required to comply with the economic substance requirements from July 1, 2019 and make an annual report in the Cayman Islands as to whether or not it is carrying on any relevant activities and if it is, it must satisfy an economic substance test.

United States Federal Income Tax Considerations

The following discussion is a summary of U.S. federal income tax considerations generally applicable to the ownership and disposition of our Class A Ordinary Shares by U.S. Holders (as defined below) that acquire our Class A Ordinary Shares in our initial public offering and any follow-on offering and hold our Class A Ordinary Shares as “capital assets” (generally, property held for investment) under the United States Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing United States federal income tax law which is subject to differing interpretations or change, possibly with retroactive effect. There can be no assurance that the Internal Revenue Service, or the IRS, or a court will not take a contrary position. This discussion does not address all aspects of United States federal income taxation that may be relevant to particular investors in light of their specific circumstances, including investors subject to special tax rules (for example, certain financial institutions (including banks), cooperatives, pension plans, insurance companies, broker-dealers, traders in securities that have elected the mark-to-market method of accounting for their securities, partnerships and their partners, regulated investment companies, real estate investment trusts, and tax-exempt organizations (including private foundations)), investors who are not U.S. Holders, investors who own (directly, indirectly, or constructively) 10% or more of our stock (by vote or value), investors that will hold their Class A Ordinary Shares as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for United States federal income tax purposes, or U.S. Holders that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. In addition, this discussion does not discuss any non-United States tax, state or local tax, or non-income tax (such as the U.S. federal gift or estate tax) considerations, or any consequences under the alternative minimum tax or Medicare tax on net investment income. Each U.S. Holder is urged to consult its tax advisor regarding the United States federal, state, local, and non-United States income and other tax considerations of an investment in our Class A Ordinary Shares.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our Class A Ordinary Shares that is, for United States federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for United States federal income tax purposes) created in, or organized under the laws of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for United States federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a United States person under the Code.

If a partnership (or other entity or arrangement treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Class A Ordinary Shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner as a U.S. Holder, as described above, and the activities of the partnership. Partnerships holding our Class A Ordinary Shares and partners in such partnerships are urged to consult their tax advisors as to the particular United States federal income tax consequences of an investment in our Class A Ordinary Shares.

Dividends

The entire amount of any cash distribution paid with respect to our Class A Ordinary Shares (including the amount of any non-U.S. taxes withheld therefrom, if any) generally will constitute dividends to the extent such distributions are paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles, and generally will be taxed as ordinary income in the year received by such U.S. Holder. To the extent amounts paid as distributions on the Class A Ordinary Shares exceed our current or accumulated earnings and profits, such distributions will not be dividends, but instead will be treated first as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in the Class A Ordinary Shares with respect to which the distribution is made, and thereafter as capital gain. However, we do not intend to compute (or to provide U.S. Holders with the information necessary to compute) our earnings and profits under United States federal income tax principles. Accordingly, a U.S. Holder will be unable to establish that a distribution is not out of earnings and profits and should expect to treat the full amount of each distribution as a “dividend” for United States federal income tax purposes.

Any dividends that we pay will generally be treated as income from foreign sources for United States foreign tax credit purposes and will generally constitute passive category income. Depending on the U.S. Holder’s particular facts and circumstances, a U.S. Holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign withholding taxes imposed (at a rate not exceeding any applicable treaty rate) on dividends received on our Class A Ordinary Shares. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for United States federal income tax purposes, in respect of such withholdings, but only for a year in which such U.S. Holder elects to do so for all creditable foreign income taxes. The rules governing the foreign tax credit are complex. U.S. Holders are advised to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

Sale or Other Disposition of Class A Ordinary Shares

A U.S. Holder will generally recognize capital gain or loss upon a sale or other disposition of Class A Ordinary Shares, in an amount equal to the difference between the amount realized and the U.S. Holder’s adjusted tax basis, determined for federal income tax purposes, in such Class A Ordinary Shares, each amount determined in U.S. dollars. Any capital gain or loss will be long-term capital gain or loss if the Class A Ordinary Shares have been held for more than one year and will generally be United States source gain or loss for United States foreign tax credit purposes. The deductibility of a capital loss may be subject to limitations, particularly with regard to shareholders who are individuals. Each U.S. Holder is advised to consult its tax advisor regarding the tax consequences if a foreign tax is imposed on a disposition of our Class A Ordinary Shares, including the availability of the foreign tax credit under its particular circumstances.

A U.S. Holder that receives Singapore dollars or another currency other than U.S. dollars on the disposition of our Class A Ordinary Shares will realize an amount equal to the U.S. dollar value of the non-U.S. currency received at the spot rate on the date of sale (or, if the Class A Ordinary Shares are traded on a recognized exchange and in the case of cash basis and electing accrual basis U.S. Holders, the settlement date). An accrual basis U.S. Holder that does not elect to determine the amount realized using the spot rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot market exchange rates in effect on the date of sale or other disposition and the settlement date. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent disposition or conversion of the currency will be United States source ordinary income or loss.

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

However, while we do not expect to be or become a PFIC, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a fact-intensive inquiry made annually that depends, in part, upon the composition and classification of our income and assets. Fluctuations in the market price of our Class A Ordinary Shares may cause us to be or become a PFIC for the current or subsequent taxable years because the value of our assets for the purpose of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our Class A Ordinary Shares (which may be volatile). The composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets. It is also possible that the Internal Revenue Service may challenge our classification of certain income or assets for purposes of the analysis set forth in subparagraphs (a) and (b), above or the valuation of our goodwill and other unbooked intangibles, which may result in our company being or becoming a PFIC for the current or future taxable years.

If we are classified as a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares, and unless the U.S. Holder makes a mark-to-market election (as described below), the U.S. Holder will generally be subject to special tax rules on (i) any excess distribution that we make to the U.S. Holder (which generally means any distribution paid during a taxable year to a U.S. Holder that is greater than 125% of the average annual distributions paid in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the Class A Ordinary Shares), and (ii) any gain realized on the sale or other disposition, including, under certain circumstances, a pledge, of Class A Ordinary Shares. Under the PFIC rules:

●	such excess distribution and/or gain will be allocated ratably over the U.S. Holder’s holding period for the Class A Ordinary Shares;

●	such amount allocated to the current taxable year and any taxable years in the U.S. Holder’s holding period prior to the first taxable year in which we are a PFIC, each a pre-PFIC year, will be taxable as ordinary income;

●	such amount allocated to each prior taxable year, other than a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to the U.S. Holder for that year; and

●	an interest charge generally applicable to underpayments of tax will be imposed on the tax attributable to each prior taxable year, other than a pre-PFIC year.

If we are a PFIC for any taxable year during which a U.S. Holder holds our Class A Ordinary Shares and we own any equity in a non-United States entity that is also a PFIC, or a lower-tier PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. U.S. Holders are advised to consult their tax advisors regarding the application of the PFIC rules to any of the entities in which we may own equity.

As an alternative to the foregoing rules, a U.S. Holder of “marketable stock” in a PFIC may make a mark-to-market election with respect to such stock, provided that certain requirements are met. The mark-to-market election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, or on a foreign exchange or market that the IRS determines is a qualified exchange that has rules sufficient to ensure that the market price represents a legitimate and sound fair market value. Although we have received approval to list our Class A Ordinary Shares on Nasdaq, we cannot guarantee that, once listed, our Class A Ordinary Shares will continue to be listed and regularly traded on such exchange. U.S. Holders are advised to consult their tax advisors as to whether the Class A Ordinary Shares are considered marketable for these purposes.

If an effective mark-to-market election is made with respect to our Class A Ordinary Shares, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of Class A Ordinary Shares held at the end of the taxable year over its adjusted tax basis of such Class A Ordinary Shares and (ii) deduct as an ordinary loss the excess, if any, of its adjusted tax basis of the Class A Ordinary Shares held at the end of the taxable year over the fair market value of such Class A Ordinary Shares held at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the Class A Ordinary Shares would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes an effective mark-to-market election, in each year that we are a PFIC any gain recognized upon the sale or other disposition of the Class A Ordinary Shares will be treated as ordinary income and loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

If a U.S. Holder makes a mark-to-market election in respect of a PFIC and such corporation ceases to be a PFIC, the U.S. Holder will not be required to take into account the mark-to-market gain or loss described above during any period that such corporation is not a PFIC.

Because a mark-to-market election generally cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. Holder who makes a mark-to-market election with respect to our Class A Ordinary Shares may continue to be subject to the general PFIC rules with respect to such U.S. Holder’s indirect interest in any of our non-United States subsidiaries if any of them is a PFIC.

If a U.S. Holder owns our Class A Ordinary Shares during any taxable year that we are a PFIC, such holder would generally be required to file an annual IRS Form 8621. Each U.S. Holder is advised to consult its tax advisor regarding the potential tax consequences to such holder if we are or become a PFIC, including the possibility of making a mark-to-market election.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Concentration of Credit Risk

Financial instruments that potentially subject our company to the concentration of credit risks consist of cash, accounts receivable and amounts due from a related party. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. Our company deposits its cash with financial institutions located in Singapore. As of December 31, 2024 and 2025, S$3,373,424 and S$3,807,796 ($2,961,191) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits. Our company believes that no significant credit risk exists as these financial institutions have high credit quality and our company has not incurred any losses related to such deposits.

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

Concentration of Customers

For the year ended December 31, 2025, four customers accounted for approximately 26%, 20%, 16% and 13% of our company’s total revenue. For the year ended December 31, 2024, three customers accounted for approximately 20%, 19% and 18% of our company’s total revenue. For the year ended December 31, 2023, four customers accounted for approximately 17%, 17%, 15% and 12% of our company’s total revenue.

As of December 31, 2025, the accounts receivable balance was nil, and therefore no customers accounted for any percentage of the total. As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable.

Concentration of Vendors

For the years ended December 31, 2023, and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases. For the years ended December 31, 2025, one significant supplier individually accounted for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of our company’s total accounts payable as of December 31, 2024 and 2025.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2024	As of December 31, 2025
Subcontractor A	Subcontract service	22	27
Subcontractor B	Subcontract service	12	8
Subcontractor C	Subcontract service	12	-

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

14.E. Use of Proceeds

The following “Use of Proceeds” information relates to the registration statement on Form F-1, as amended (File No. 333-278521), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on April 5, 2024, which registered 1,500,000 Ordinary Shares and was declared effective by the SEC on September 30, 2024, for our initial public offering, which completed on October 17, 2024, at an initial offering price of US$4.00 per Ordinary Share. A.C. Sunshine Securities, LLC (the “Underwriter”) acted as the Underwriter.

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

None of these net proceeds from our initial public offering was paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates or others.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our chief executive officer and our chief financial officer, we carried out an evaluation of the effectiveness of our disclosure controls and procedures, which is defined in Rules 13a-15(e) of the Exchange Act, as of December 31, 2025. Based on that evaluation, our CEO and CFO concluded that, as of December 31, 2025, our disclosure controls and procedures were ineffective. Such conclusion is due to the presence of material weakness in internal control over financial reporting as described below.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. In connection with the preparation and external audit of our consolidated financial statements, we and our independent registered public accounting firm identified the following material weaknesses in our internal control over financial reporting as of and for the years ended December 31, 2025, 2024, and 2023.

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

ITEM 16. RESERVED

Item 16A. Audit Committee Financial Expert

Mr. Xirui Guo, Mr. Mikael Charette and Mr. Chin Leng Tan serve on the audit committee, which is chaired by Mr. Xirui Guo. Our board of directors has determined that each are “independent” for audit committee purposes as that term is defined by the rules of the SEC and Nasdaq, and that each has sufficient knowledge in financial and auditing matters to serve on the audit committee. Our board of directors has designated Mr. Xirui Guo as an “audit committee financial expert”, as defined under the applicable rules of the SEC.

Item 16B. Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics that applies to the Company’s directors, officers, employees and advisors.

Item 16C. Principal Accountant Fees and Services

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum Asia CPAs LLP, our independent registered public accounting firm, for the periods indicated.

	Years Ended December 31,
Services	2025	2024	2023
	US$	US$	US$
Audit Fees (1) - Marcum Asia CPAs LLP	223,000	325,308	210,000
Total	223,000	325,308	210,000

Note 1:	Audit fees include the aggregate fees billed in each of the fiscal years for professional services rendered by our independent registered public accounting firm for the audit of our annual financial statements, review of the interim financial statements and for the audits of our financial statements in connection with our initial public offering, and comfort letter in connection with the underwritten public offering.

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

PART III

Item 17. Financial Statements

See “Item 18. Financial Statements.”

Item 18. Financial Statements

Our consolidated financial statements are included at the end of this annual report, beginning with page F-1.

Item 19. Exhibits

Exhibit Number	Description
1.1	Amended and Restated Memorandum and Articles of Association (incorporated herein by reference to Exhibit 3.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
2.1*	Description of Securities
4.1	Employment Agreement between Springview Cayman and Zhuo Wang (incorporated herein by reference to Exhibit 10.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.2	Employment Agreement between Springview Cayman and Siew Yian Lee (incorporated herein by reference to Exhibit 10.2 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.3	Employment Agreement between the Company and Lyu Liyan (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed January 13, 2026)
4.4	Independent Director Offer Letter between the Company and Xirui Guo (incorporated herein by reference to Exhibit 10.4 to Form F-1 (File No. 333-292807) filed January 20, 2026)
4.5	Independent Director Offer Letter between Springview Cayman and Mikael Charette (incorporated herein by reference to Exhibit 10.5 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.6	Independent Director Offer Letter between the Company and Chin Leng Tan (incorporated herein by reference to Exhibit 10.1 to Form 6-K filed March 17, 2026)
4.7	Director Offer Letter between Springview Cayman and Zhuo Wang (incorporated herein by reference to Exhibit 10.7 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.8	Director Offer Letter between Springview Cayman and Siew Yian Lee (incorporated herein by reference to Exhibit 10.8 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.9	Form of Design and Build Contract (incorporated herein by reference to Exhibit 10.9 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.10	Form of Construction Contract (incorporated herein by reference to Exhibit 10.10 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.11	Financial Support Letter of Zhuo Wang (incorporated herein by reference to Exhibit 10.11 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.12	Contracting Arrangement between Springview Enterprises Pte. Ltd. and Springview Contracts Pte. Ltd. (incorporated herein by reference to Exhibit 10.12 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.13	Employment Agreement between Springview Singapore and Zhuo Wang (incorporated herein by reference to Exhibit 10.13 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.14	Employment Agreement & Salary Increase Notice between Springview Singapore and Siew Yian Lee (incorporated herein by reference to Exhibit 10.14 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)

4.15	Loan Disbursement Letter & Repayment Schedule of ANEXT Bank dated January 26, 2023 (incorporated herein by reference to Exhibit 10.15 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.16	Loan Agreement between Springview Singapore and DBS Bank dated July 17, 2023 (incorporated herein by reference to Exhibit 10.16 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.17	Loan Agreement between Springview Singapore and DBS Bank dated August 2, 2019 (incorporated herein by reference to Exhibit 10.17 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.18	Loan Approval Letter from OCBC Bank dated July 25, 2023 (incorporated herein by reference to Exhibit 10.18 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.19	Loan Approval Letter from Standard Chartered Bank dated June 22, 2022 (incorporated herein by reference to Exhibit 10.19 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.20	Loan Approval Letter from Standard Chartered Bank dated August 15, 2023 (incorporated herein by reference to Exhibit 10.20 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.21	Loan Approval Letter from Standard Chartered Bank dated February 18, 2021 (incorporated herein by reference to Exhibit 10.21 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.22	Loan Agreement between Springview Singapore and Ethoz Bank dated December 24, 2021 (incorporated herein by reference to Exhibit 10.22 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
4.23	2024 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Form S-8 (File No. 333-283659) filed December 6, 2024)
4.24	2026 Equity Incentive Plan (incorporated herein by reference to Exhibit 99.1 to Form 6-K filed March 27, 2026)
8.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
11.1	Code of Ethics of the Registrant (incorporated herein by reference to Exhibit 14.1 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
11.2	Insider Trading Policy (incorporated herein by reference to Exhibit 14.2 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
12.1*	Certificate of Principal Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act
12.2*	Certificate of Principal Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act
13.1**	Certificate of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certificate of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Marcum Asia CPAs LLP
97.1	Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 14.3 to the registration statement on Form F-1 (File No. 333-278521), as amended, initially filed with the U.S. Securities and Exchange Commission on April 5, 2024)
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema
101.CAL	Inline XBRL Taxonomy Extension Calculation
101.DEF	Inline XBRL Taxonomy Extension Definition
101.LAB	Inline XBRL Taxonomy Extension Label
101.PRE	Inline XBRL Taxonomy Extension Presentation
104	Cover Page Interactive Data File. (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

SPRINGVIEW HOLDINGS LTD

By:	/s/ Zhou Wang
	Name:	Zhuo Wang
	Title:	Chairman and Chief Executive Officer (Principal Executive Officer)

Date: April 28, 2026

SPRINGVIEW HOLDINGS LTD

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of Springview Holdings Ltd

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Springview Holdings Ltd (the “Company”) as of December 31, 2024 and 2025, the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

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

New York, New York

April 28, 2026

SPRINGVIEW HOLDINGS LTD
CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2024	2025	2025
	S$	S$	$
Assets
Current assets
Cash	3,373,424	3,807,796	2,961,191
Accounts receivable, net	45,477	—	—
Accounts receivable – a related party	19,901	122,842	95,530
Contract assets – current	4,618,205	4,287,038	3,333,881
Loan receivable – third party	2,621,944	1,321,944	1,028,030
Other assets – current	52,491	379,857	295,402
Total current assets	10,731,442	9,919,477	7,714,034
Non-current assets
Property and equipment, net	3,546	292	228
Right-of-use assets, net	390,680	483,135	375,717
Contract assets – non-current	333,786	89,912	69,921
Other assets – non-current	72,354	69,962	54,407
Total non-current assets	800,366	643,301	500,273
Total assets	11,531,808	10,562,778	8,214,307
Liabilities and shareholders’ equity
Current liabilities
Accounts payable	1,669,596	833,095	647,869
Contract liabilities	—	18,153	14,117
Other payables and accruals	805,850	495,072	385,000
Amount due to related parties	1,054,597	1,004,334	781,036
Loans and borrowings – current	256,729	217,680	169,282
Operating lease liabilities – current	170,776	328,848	255,734
Finance lease liabilities – current	45,032	42,062	32,710
Total current liabilities	4,002,580	2,939,244	2,285,748
Non-current liabilities
Deferred tax liabilities, net	391,836	251,466	195,556
Loans and borrowings – non-current	579,071	359,071	279,237
Operating lease liabilities – non-current	96,921	69,156	53,780
Finance lease liabilities – non-current	80,476	38,415	29,874
Total non-current liabilities	1,148,304	718,108	558,447
Total liabilities	5,150,884	3,657,352	2,844,195
Shareholders’ equity
Class A Ordinary Shares, $0.0008 par value,50,000,000 shares authorized, 1,437,500 and 1,652,224 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively (1)(2)	1,549	1,770	1,322
Class B Ordinary Shares, $0.0001 par value, 100,000,000 shares authorized, 10,000,000 shares issued and outstanding as of December 31, 2024 and December 31, 2025, respectively	1,352	1,352	1,000
Accumulated other comprehensive income	250,665	17,220	13,391
Additional paid-in capital	6,290,712	9,401,440	7,311,282
Accumulated deficit	(163,354)	(2,516,356)	(1,956,883)
Total shareholders’ equity	6,380,924	6,905,426	5,370,112
Total liabilities and shareholders’ equity	11,531,808	10,562,778	8,214,307

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 8-for-1 reverse share split for Class A ordinary share of SPRINGVIEW HOLDINGS LTD, which was effective on December 2, 2025.
(2)	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
CONSOLIDATED STATEMENTS OF INCOME (OPERATIONS) AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
Revenue	13,167,319	8,811,646	7,808,860	6,072,681
Revenue from a related party	185,694	-	-	-
Total revenue	13,353,013	8,811,646	7,808,860	6,072,681

Cost of revenue	(8,534,597)	(7,907,554)	(6,741,162)	(5,242,369)
Cost of revenue from a related party	(176,851)	-	-	-
Total cost of revenue	(8,711,448)	(7,907,554)	(6,741,162)	(5,242,369)
Gross profit	4,641,565	904,092	1,067,698	830,312

Operating expenses
Selling, general and administrative expenses	(1,720,155)	(2,028,293)	(3,549,332)	(2,760,193)
Total operating expenses	(1,720,155)	(2,028,293)	(3,549,332)	(2,760,193)

Income (Loss) from operations	2,921,410	(1,124,201)	(2,481,634)	(1,929,881)

Other (expenses) income
Interest expenses, net	(78,069)	(108,673)	(95,555)	(74,310)
Other income	24,834	35,786	104,056	80,921
Total other (expense) income, net	(53,235)	(72,887)	8,501	6,611

Income (Loss) before income taxes	2,868,175	(1,197,088)	(2,473,133)	(1,923,270)
Income tax (expenses) benefit	(478,009)	165,950	120,131	93,422
Net income (loss)	2,390,166	(1,031,138)	(2,353,002)	(1,829,848)

Other comprehensive income
Foreign currency translation adjustments	—	250,665	17,220	13,391
Total Comprehensive income (loss)	2,390,166	(780,473)	(2,335,782)	(1,816,457)

Weighted average number of outstanding ordinary shares
Basic and diluted (1) (2)	20,000,000	11,437,500	11,467,500	11,467,500
Earnings (Loss) per share
Basic and diluted	0.12	(0.09)	(0.21)	(0.16)

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 8-for-1 reverse share split for Class A ordinary share of SPRINGVIEW HOLDINGS LTD, which was effective on December 2, 2025.
(2)	The shares and per share information are presented on a retrospective basis to reflect the reorganization.

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A Ordinary shares		Class B Ordinary shares		Additional paid-in capital	Accumulated other comprehensive income	(Accumulated deficit) Retained earnings	Total shareholders’ (deficit) equity
	Shares (1) (2)	S$	Shares	S$	S$	S$	S$	S$
Balance at December 31, 2022	1,250,000	1,352	10,000,000	1,352	997,296	—	(1,522,382)	(522,382)
Net income	—	—	—	—	—	—	2,390,166	2,390,166
Balance at December 31, 2023	1,250,000	1,352	10,000,000	1,352	997,296	—	867,784	1,867,784
Issuance of ordinary shares pursuant to IPO, net of offering cost	187,500	197	—	—	5,293,416	—	—	5,293,613
Net loss	—	—	—	—	—	—	(1,031,138)	(1,031,138)
Foreign currency translation adjustment	—	—	—	—	—	250,665	—	250,665
Balance at December 31, 2024	1,437,500	1,549	10,000,000	1,352	6,290,712	250,665	(163,354)	6,380,924
Share-based compensation	214,704	221	—	—	1,185,506	—	—	1,185,727
Private placement (3)	—	—	—	—	1,925,222	—	—	1,925,222
Net loss	—	—	—	—	—	—	(2,353,002)	(2,353,002)
Foreign currency translation adjustment	—	—	—	—	—	(233,445)	—	(233,445)
Rounding up for reverse share split	20	—	—	—	—	—	—	—
Balance at December 31, 2025	1,652,224	1,770	10,000,000	1,352	9,401,440	17,220	(2,516,356)	6,905,426
Balance at December 31, 2025 ($)	1,652,224	1,322	10,000,000	1,000	7,311,282	13,391	(1,956,883)	5,370,112

(1)	All per share amounts and shares outstanding for all periods have been retroactively adjusted to reflect the 8-for-1 reverse share split for Class A ordinary share of SPRINGVIEW HOLDINGS LTD, which was effective on December 2, 2025.
(2)	The shares and per share information are presented on a retrospective basis to reflect the reorganization.
(3)	The Class A ordinary shares were not issued on December 24, 2025 due to the Christmas holiday. See Note 14.

The accompanying notes are an integral part of these consolidated financial statements.

SPRINGVIEW HOLDINGS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
Cash flows from operating activities
Net income (loss)	2,390,166	(1,031,138)	(2,353,002)	(1,829,848)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Provision for doubtful accounts	30,916	30,078	2,851	2,217
Depreciation of property and equipment	4,619	4,314	3,254	2,531
Amortization of right-of-use assets	192,021	225,287	371,499	288,902
Gain on early termination of lease	—	(11,081)	—	—
Share-based compensation	—	—	1,185,727	922,099
Deferred tax expenses (benefit)	478,009	(186,547)	(140,370)	(109,162)
Changes in operating assets and liabilities
Accounts receivable	(208,457)	239,017	42,626	33,149
Contract assets	(4,061,592)	(138,678)	575,041	447,190
Accounts receivable – a related party	(185,694)	125,941	19,901	15,476
Other assets	18,670	161,948	(324,974)	(252,721)
Accounts payable	325,961	315,228	(836,501)	(650,518)
Other payables and accruals	(72,121)	(95,002)	(275,691)	(214,395)
Contract liabilities	(136,464)	—	18,153	14,117
Income tax payable	(15,772)	—	—	—
Lease liabilities	(129,648)	(170,637)	(328,506)	(255,468)
Net cash used in operating activities	(1,369,386)	(531,270)	(2,039,992)	(1,586,431)

Cash flows from investing activities
Purchases of property and equipment	(4,879)	—	—	—
Repayment of amount from a related party	1,000,000	—	—	—
Proceeds from repayment of loans from third party	—	—	1,300,000	1,010,965
Loans to a third party	—	(2,621,944)	—	—
Net cash provided by (used in) investing activities	995,121	(2,621,944)	1,300,000	1,010,965

Cash flows from financing activities
Proceeds from loans and borrowings	1,050,000	—	—	—
Proceeds from related parties	584,328	450,368	75,000	58,325
Payment for deferred offering costs	(200,526)	—	—	—
Repayment of amount to related parties	(212,051)	—	(283,192)	(220,229)
Repayment of loans and borrowings	(439,850)	(430,465)	(259,049)	(201,453)
Payments for finance lease liabilities	(58,215)	(60,604)	(50,172)	(39,017)
Issuance of Class A ordinary shares in connection with IPO	—	5,618,568	—	—
Proceeds from private placement	—		1,925,222	1,497,178
Net cash provided by financing activities	723,686	5,577,867	1,407,809	1,094,804
Effect of foreign exchange on cash	—	250,665	(233,445)	(181,542)
Net changes in cash	349,421	2,675,318	434,372	337,796
Cash at beginning of the year	348,685	698,106	3,373,424	2,623,395
Cash at end of the year	698,106	3,373,424	3,807,796	2,961,191

Supplemental non-cash in financing activities:
Deferred IPO costs charged to share capital	—	1,543,632	—	—
Offset amount due to a related party	1,296,018	—	—	—
Right-of-use assets, obtained in exchange for lease obligations	—	345,788	—	—
Accrued interest on borrowings from a related party	—	—	35,087	27,286

Supplement disclosures of cash flow information:
Income taxes paid	15,773	20,597	20,241	15,741
Interest paid	73,962	80,176	56,800	44,172

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

As of December 31, 2025, subsidiary of the Company includes the following entity:

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

Note 2 — LIQUIDITY

As of December 31, 2024 and 2025, the Company’s cash balances amounted to approximately S$3,373,424 and S$3,807,796 ($2,961,191) respectively. and the Company’s current assets were S$10,731,442 and S$9,919,477 ($7,714,034), respectively, and the Company’s current liabilities were S$4,002,580 and S$2,939,244 ($2,285,748), respectively. For the years ended December 31, 2024 and 2025, the Company generated net loss of S$1,031,138 and S$2,353,002 ($1,829,848) respectively.

In assessing the Company’s liquidity, the management believes that the Company’s current cash and working capital will be sufficient to support the Company’s continuous operations and meet the Company’s third parties’ payment obligations when liabilities fall due within the next 12 months from the date of issuance of the consolidated financial statements.

The Company’s liquidity needs are primarily driven by working capital requirements and operating expense obligations. As of the date of this report, the Company has funded its operations principally through its successful initial public offering in 2024 and a private placement in 2025. The Company has also started to seek additional financing from local banks and financial institutions to fund the Company’s ongoing operations. As of December 31, 2024 and 2025, the Company’s outstanding loans and borrowings amounted to S$835,800 and S$576,751 ($448,519), respectively, with annual interest rates ranging from 2.75% to 8.80% and repayment periods of between one to five years.

The Company believes that the Company’s current cash, loans from banks, the net proceeds from the Company’s initial public offering and the private placement will be sufficient to meet the Company’s working capital needs in the next 12 months from the date the audited consolidated financial statements are issued. However, if the Company experience an adverse operating environment or incur unanticipated capital expenditures, or if the Company decide to accelerate growth beyond the Company’s initial expectations, then additional financing may be required. No assurance can be provided, however, that additional financing, if necessary, would be available at all or on favorable terms. Such financing may include the use of additional debt or the sale of additional equity securities. Any financing which involves the sale of securities or instruments that are convertible into equity securities could result in immediate and possibly significant dilution to the Company’s existing shareholders.

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

Convenience translation

Translations of amounts in the consolidated balance sheet, consolidated statements of income and comprehensive income and consolidated statements of cash flows from S$ into $ as of and for the year ended December 31, 2025 are solely for the convenience of the reader and were calculated at the noon buying rate of $1 = S$1.2859, as published in H.10 statistical release of the United States Federal Reserve Board. No representation is made that the S$ amounts could have been, or could be, converted, realized or settled into $ at such rate or at any other rate.

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

Accounts receivable, net

The Company adopted ASU 2016-13 Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments on January 1, 2022. Under ASU 2016-13, the Company has exposure to credit losses for financial assets, which include accounts receivable and contract assets. The Company considered various factors, including nature, historical collection experience, the age of the accounts receivable balances, credit quality and specific risk characteristics of its customers, current economic conditions, forward-looking information including economic, regulatory, technological, environmental factors (such as industry prospects, GDP, employment, etc.), reversion period, and qualitative and quantitative adjustments to develop an estimate of credit losses. The Company has adopted the loss rate method to calculate the credit loss and considered the reverent factors of the historical and future conditions of the Company to make reasonable estimation of the risk rate.

Financial assets are presented as net of the allowance for credit losses in the consolidated balance sheets. The measurement of the allowance for credit losses is recognized through current expected credit loss expense. Current expected credit loss expense is included as a component of general and administrative expenses in the consolidated statements of income (operations) and comprehensive income (loss). Write-offs are recorded in the period in which the asset is deemed to be uncollectible. For the years ended December 31, 2023, 2024 and 2025, the provision for credit losses of accounts receivable was S$30,916, S$30,078 and S$2,851 ($2,217), respectively.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Other assets

Other assets, current and non-current, primarily consist of prepaid expenses, advance to suppliers and deposits for leases and tenders. These amounts bear no interest. Management reviews its prepayments, advances and refundable deposits placed with counterparties on a regular basis to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the realizability becomes doubtful. As of December 31, 2024 and 2025, no allowance was deemed necessary.

Loan receivable – third party

Loan receivable – third party represents a loan offered to a third party with interest. Loan receivable, third party are initially recognized at fair value which is the cash disbursed to originate loan, measured subsequently at amortized cost using the effective interest method, net of allowance that reflects the Company’s best estimate of the amounts that will not be collected. As of December 31, 2024 and 2025, there was nil and nil credit loss recorded, respectively.

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

Impairment for long-lived assets

The Company’s long-lived assets with finite lives, including property and equipment, net are reviewed for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the asset. If an impairment is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach or, when available and appropriate, to comparable market values. For the years ended December 31, 2023, 2024 and 2025, no impairment of long-lived assets was recognized.

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

The Company considers the carrying value of its financial assets and liabilities, which consist of cash, accounts receivable, accounts receivable - related party, and contract assets, other assets - current, accounts payable, lease liabilities — current, other payables, amount due to related parties, loans, borrowings – current and accruals approximate the fair value of the respective assets and liabilities as of December 31, 2024 and 2025 due to their short-term nature.

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

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. For the years ended December 31, 2023, 2024 and 2025, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

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

The following table shows the Company’s revenue by revenue categories for the periods indicated.

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
New construction	7,675,725	7,600,302	4,204,197	3,269,459
Reconstruction	1,599,688	180,203	2,271,256	1,766,277
A&A	3,628,036	999,031	1,273,762	990,561
Other general contracting services	449,564	32,110	59,645	46,384
Total revenue	13,353,013	8,811,646	7,808,860	6,072,681

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

The Company recognizes revenue based on the Company’s actual contract costs incurred to the satisfaction of a performance obligation relative to the total estimated costs for the satisfaction of that performance obligation. This input method faithfully depicts the transfer of value to the customer when the Company is satisfying a performance obligation that includes several interrelated tasks or activities for a combined output that requires the Company to coordinate the work of subcontracts and employees. Contract costs typically include direct labor, subcontract, professional costs, material and indirect costs related to contract performance. Changes in estimated costs to complete these obligations result in adjustments to revenue on a cumulative catch-up basis, which causes the effect of revised estimates to be recognized in the current period. There were addition costs incurred due to maintaining relationship with certain customers who require additional work for renovation. The Company incurred additional costs to satisfy the customers’ additional demands and the Company expects this type of additional costs to be rare exceptions. In consideration of the change of total budget is a change of estimate, it would have impact to reduce the revenue of S$1,613,632 for the year ended December 31, 2024 and increase the revenue of S$409,578 for the year ended December 31, 2025.

When the current estimates of the total amount of consideration expected to be received in exchange for transferring promised goods or services to the customer, and contract costs indicate a loss, a provision for the entire loss on the contract is made as soon as the loss become evident. An adjustment is also made to reflect the effects of the customer’s credit risk. The loss on a contract is reported as an additional contract cost (an operating expenses), and not as a reduction of revenue or a non-operating expense. The total loss on contracts is negligible for the years ended December 31, 2023, 2024 and 2025.

The Company recognizes revenue over time for all projects throughout the contract period.

Warranty

The Company generally provides limited warranties for work performed under its contracts. At the time a sale or service provided is recognized, the Company records estimated future warranty costs under ASC 460. At completion, costs for warranties are estimated and these warranties are not service warranties separately sold by the Company. The estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the years ended December 31, 2023, 2024 and 2025 because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

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

Selling, General and Administrative expenses

Selling, general and administrative expenses consist primarily of advertising and marketing expense, motor vehicle running expenses, travelling and entertainment and general administrative expenses such as of staff costs, rental expenses, depreciation, legal and professional fees and other miscellaneous administrative expenses.

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

Government grants are recognized when received and all the conditions for their receipt have been met and are recorded as part of “other income”. The total grants received from the Singapore Government were S$4,296, S$7,133 and S$4,853 ($3,774) for the years ended December 31, 2023, 2024 and 2025, respectively.

Income taxes

The Company accounts for income taxes under ASC 740. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more likely than not that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No penalties and interest incurred related to underpayment of income tax for the year ended December 31, 2023, 2024 and 2025. The Company had no uncertain tax positions as of December 31, 2024 and 2025. The Company does not expect that its assessment regarding unrecognized tax positions will materially change over the next 12 months.

As of December 31, 2025, the tax years ended December 31, 2021 through 2025 for the Company’s Singapore subsidiary remain open for statutory examination by Singapore tax authorities.

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

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Commitments and contingencies

In the normal course of business, the Company is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, such as government investigations and tax matters. The Company recognizes its liability for such contingency if it determines it is probable that a loss has occurred, and a reasonable estimate of the loss can be made. The Company may consider many factors in making these assessments including historical and the specific facts and circumstances of each matter. As of December 31, 2024 and 2025, the Company’s accrued provision for its ongoing litigation matters was S$275,000 and S$200,000 ($155,533) respectively in its consolidated financial statements. For more information see “Note 18 — Commitments and Contingencies”.

Earnings (loss) per share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average number of ordinary shares outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2024 and 2025, there were no dilutive shares.

Share-based Compensation

Share-based payment transactions to employees, officers, directors, external persons, and service providers are measured based on the grant-date fair value of the equity instrument. For the awards with graded vesting, that is with multiple vesting dates and with only service conditions, the Company elects to recognize the awards on a straight-line basis for the entire award (that is, over the requisite service period of the last separately vesting portion of the award). The amount of compensation cost recognized at any date is at least equal the portion of the grant-date value of the award that is vested at that date. For grant of restricted shares, the fair value of share-based awards was determined based on the market price of the Company’s ordinary shares at the date of grant. The share-based compensation is recognized as expense under selling, general and administrative expenses on the consolidated statements of income (operations) and comprehensive income (loss). The Company elects to recognize forfeitures when they occur.

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

Concentration and Credit Risk

Financial instruments that potentially subject the Company to the concentration of credit risks consist of cash, accounts receivable, accounts receivable – a related party, and contract assets. The maximum exposures of such assets to credit risks are their carrying amounts as of the balance sheet dates. The Company deposits its cash with financial institutions located in Singapore and United States of America. As of December 31, 2024 and 2025, S$3,373,424 and S$3,807,796 ($2,961,191) were deposited with financial institutions located in Singapore and United States of America, respectively. The Deposit Protection Scheme introduced by the Singapore Government insured each depositor at one bank for a maximum amount of S$100,000. The Federal Deposit Insurance Corporation provides coverage of US$250,000 per depositor. The Company believes that no significant credit risk exists as these financial institutions have high credit quality and the Company has not incurred any losses related to such deposits.

For the credit risk related to accounts receivable, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for account receivable using an aging schedule. The Company estimates the credit loss rates based on historical loss information, aging of receivables and current, reasonable and supportable management’s judgements.

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

For the credit risk related to contract assets, the Company performs periodic credit evaluations of its customers’ financial condition and generally does not require collateral. The Company determines its allowance for credit losses for contract assets by assessing the historical loss information and current, reasonable and supportable management’s judgements.

For the year ended December 31, 2023, four customers accounted for approximately 17%, 17%, 15% and 12% of the Company’s total revenue. For the year ended December 31, 2024, three customers accounted for approximately 20%, 19%, and 18% of the Company’s total revenue. For the year ended December 31, 2025, four customers accounted for approximately 26%, 20%, 16% and 13% of the Company’s total revenue.

As of December 31, 2024, three customers accounted for approximately 28%, 32% and 40% of the total accounts receivable. As of December 31, 2025, the accounts receivable balance was nil, and therefore no customers accounted for any percentage of the total.

For the years ended December 31, 2023, and 2024, our company did not have significant suppliers or subcontractors accounting for more than 10% of total purchases. For the years ended December 31, 2025, one significant supplier individually accounted for more than 10% of total purchases.

The table below sets out the suppliers or subcontractors who accounted for 10% or more of the Company’s total accounts payable as of December 31, 2024 and 2025.

		Percentage of accounts payable (%)
Name of Supplier/Subcontractor	Products/services supplied	As of December 31, 2024	As of December 31, 2025
Subcontractor A	Subcontract service	22	27
Subcontractor B	Subcontract service	12	8
Subcontractor C	Subcontract service	12	-

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

Recently issued accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”). The intent of ASU 2023-09 is to improve the disclosures around a company’s rate reconciliation information and certain types of income taxes companies are required to pay. Specifically, these new disclosure requirements will provide more transparency regarding income taxes companies pay in the United States and other countries, along with more disclosure around a company’s rate reconciliation, among other new disclosure requirements, such that users of financial statements can get better information about how the operations, related tax risks, tax planning and operational opportunities of companies affect their effective tax rates and future cash flow prospects. ASU 2023-09 is effective for annual fiscal years beginning after December 15, 2024, with early adoption permitted for annual financial statements that have not yet been issued or made available for issuance. The amendments were applied on a retrospective basis, and prior period disclosures have been recast to conform to the current period presentation The adoption did not have material impact on the consolidated statements but resulted in certain additional disclosures as required by ASU.

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

In July 2025, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2025-05, Measurement of Credit Losses for Accounts Receivable and Contract Assets. ASU 2025-05 amends ASC 326, Financial Instruments—Credit Losses, and introduces a practical expedient available for all entities and an accounting policy election available for all entities, other than public business entities, that elect the practical expedient. These changes apply to the estimation of expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under ASC 606, Revenue Recognition. Under the practical expedient, entities may assume that current conditions as of the balance sheet date remain unchanged for the remaining life of the asset when developing reasonable and supportable forecasts. This simplifies the estimation process for short-term financial assets. ASU 2025-05 is effective for the Company’s annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods, with early adoption permitted. ASU 2025-05 should be applied on a prospective basis. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-06, Intangibles-Goodwill and Other-Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software. In September 2025, the FASB issued this ASU to modernize the accounting for internal-use software costs, primarily by simplifying the requirements to capitalize software development costs. This update is effective beginning with the Company’s 2028 fiscal year annual reporting period, with early adoption permitted. The Company is in the process of evaluating the impact of the new guidance on its consolidated financial statements.

ASU 2025-10, Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities. In December 2025, the FASB issued this ASU to establish authoritative guidance on the accounting for government grants received by business entities. This update is effective beginning with the Company’s 2029 fiscal year annual reporting period, with early adoption permitted. The Company is currently evaluating the impact of this accounting standard update on its consolidated financial statements and related disclosures.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Summary of Significant Accounting Policies (cont.)

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s consolidated balance sheets, consolidated statements of income (operations) and comprehensive income (loss) and statements of cash flows.

Note 4 — ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Accounts receivable	106,471	63,845	49,650
Less: Allowance for credit losses	(60,994)	(63,845)	(49,650)
Accounts receivable, net	45,477	—	—

Movements of allowance for credit losses are as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Allowance for expected credit losses, beginning	30,916	60,994	47,433
Additions	30,078	2,851	2,217
Allowance for expected credit losses, ending	60,994	63,845	49,650

Note 5 — CONTRACT ASSETS (LIABILITIES)

Contract assets consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Revenue recognized to date	21,715,095	29,523,955	22,959,760
Less: Progress billings to date	16,763,104	25,147,005	19,555,958
Contract assets	4,951,991	4,376,950	3,403,802
Contract assets – current	4,618,205	4,287,038	3,333,881
Contract assets – non-current	333,786	89,912	69,921

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

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — CONTRACT ASSETS (LIABILITIES) (cont.)

The movement in contract liabilities is as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Balance at beginning of the year	—	—	—
Decrease in contract liabilities as a result of recognizing revenue during the year was included in the contract liabilities at the beginning of the year	—	—	—
Increase in contract liabilities as a result of billings in advance of performance obligation under contracts	—	18,153	14,117
Balance at end of the year	—	18,153	14,117

Note 6 — LOAN RECEIVABLE - THIRD PARTY

Loan receivable – third party consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Borrower A	2,621,944	1,321,944	1,028,030
Loan receivable – third party	2,621,944	1,321,944	1,028,030

The Company provided a term loan to Borrower A, an independent third party, in the principal amount of S$2,621,944 ($2,000,000). The loan bears interest at a fixed rate of 5% per annum and was originally scheduled to mature on April 15, 2025.

During the year ended December 31, 2025, the Company collected S$1,300,000 from Borrower A. Accordingly, the outstanding principal balance of the loan receivable was reduced from S$2,621,944 as of December 31, 2024 to S$1,321,944 ($1,028,030) as of December 31, 2025.

Subsequent to December 31, 2025 and as of the date of issuance of the consolidated financial statements, the Company further collected S$965,000 from Borrower A. The Company has extended the maturity date of the remaining outstanding balance of S$356,944 to October 15, 2026.

Note 7 — OTHER ASSETS

Other assets — current consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Prepayments	6,234	240,257	186,840
Short-term deposits	17,795	11,012	8,564
Interest receivable from a third party	28,462	128,588	99,998
Other assets – current	52,491	379,857	295,402

Other assets — non-current consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Advance to suppliers	9,497	3,471	2,699
Long-term deposits	62,857	66,491	51,708
Other assets – non-current	72,354	69,962	54,407

Short-term deposits include deposits for tenders while long-term deposits primarily include deposits for leases.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Computers	24,668	24,668	19,184
Office equipment	2,202	2,202	1,712
Subtotal	26,870	26,870	20,896
Less: Accumulated depreciation	(23,325)	(26,578)	(20,668)
Property and equipment, net	3,546	292	228

Depreciation expenses of owned assets for the years ended December 31, 2023, 2024 and 2025 amounted to S$4,619, S$4,314 and S$3,254 ($2,531), respectively.

No impairment loss had been recognized during the years ended December 31, 2023, 2024 and 2025.

Note 9 — LEASES

Finance leases as lessee

As of December 31, 2024 and 2025, the Company has finance leases on its consolidated balance sheets for hire purchase of motor vehicle and lease of office equipment.

The following table shows finance lease liabilities and the associated financial statement line items:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Liabilities
Finance lease liabilities – current	45,032	42,062	32,710
Finance lease liabilities – non-current	80,476	38,415	29,874
Total	125,508	80,477	62,584

As of December 31, 2024 and 2025, “Right-of-use assets, net” consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Motor vehicles under hire purchase	183,073	183,073	142,370
Leased office equipment	71,434	71,434	55,551
Less: Accumulated amortization	(135,482)	(179,116)	(139,292)
Right-of-use assets (finance lease), net	119,025	75,391	58,629

Information related to finance lease activities during the periods are as follows:

	For the Years Ended December 31,
	2024	2025	2025
	S$	S$	$
Finance lease expenses
Amortization	52,031	43,633	33,932
Interest of financing lease liabilities	8,267	5,140	3,997

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

Future finance lease payments as of December 31, 2025 are detailed as follows:

Finance leases	S$	$
2026	44,846	34,875
2027	29,388	22,854
2028 and hereafter	10,249	7,970
Total future lease payment	84,483	65,699
Less: Imputed interest	(4,006)	(3,115)
Present value of finance lease liabilities	80,477	62,584
Less: Current portion	(42,062)	(32,710)
Long-term potion of finance lease liabilities	38,415	29,874

The following table shows the weighted-average lease terms and discount rates for finance leases:

	As of December 31,
	2024	2025
Weighted average remaining lease term (Years)
Finance leases	2.91	2.07

Weighted average discount rate (%)
Finance leases	5.21	5.13

Operating leases as lessee

As of December 31, 2024 and 2025, the Company has presented the operating leases of the leased buildings in its consolidated balance sheet.

The following table shows operating lease liabilities and the associated financial statement line items:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Liabilities
Operating lease liabilities – current	170,776	328,848	255,734
Operating lease liabilities – non-current	96,921	69,156	53,780
Total	267,697	398,004	309,514

As of December 31, 2024 and 2025, “Right-of-use assets, net” consisted of the following:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Leasehold buildings	717,262	1,181,216	918,591
Less: Accumulated amortization	(445,607)	(773,472)	(601,503)
Right-of-use assets (operating lease), net	271,655	407,744	317,088

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — LEASES (cont.)

Information related to operating lease activities during the periods are as follows:

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
Operating lease expenses
Amortization	129,675	173,256	327,866	254,970
Interest of operating lease liabilities	7,157	6,576	18,366	14,282

Future operating lease payments as of December 31, 2025 are detailed as follows:

Operating leases	S$	$
2026	338,891	263,544
2027 and hereafter	69,640	54,157
Total future lease payment	408,531	317,700
Less: Imputed interest	(10,527)	(8,186)
Present value of operating lease liabilities	398,004	309,514
Less: Current portion	(328,848)	(255,734)
Long-term potion of operating lease liabilities	69,156	53,780

The following table shows the weighted-average lease terms and discount rates for operating leases:

	As of December 31,
	2024	2025
Weighted average remaining lease term (Years)
Operating leases	1.56	1.17

Weighted average discount rate (%)
Operating leases	3.42	4.59

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS

Long-term and short-term loans and borrowings are as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Total loans and borrowings	835,800	576,751	448,519
Less: loans and borrowings – current	256,729	217,680	169,282
Loans and borrowings – non-current	579,071	359,071	279,237

Bank borrowings comprised of the following:

					As of December 31,
Loans and	Principal	Maturity	Interest	Repayment
borrowings	amount	Date	Rate	Method	2024	2025	2025
	S$				S$	S$	$
Standard Chartered Bank Enterprise Financing Temporary Bridging Loan II	275,000	July 31, 2025	4.12% below prevailing Business Instalment Loan Board Rate, subject to a cap of 5%	Monthly Repayment	56,322	-	-
ANEXT Bank Loan	300,000	January 26, 2028	Fixed at 8.80%	Monthly Repayment	200,223	141,115	109,740
Standard Chartered Bank Business Installment Loan	300,000	August 31, 2028	0.72% below prevailing Business Instalment Loan Board Rate	Monthly Repayment	230,670	174,179	135,453
OCBC Business Term Loan	300,000	August 31, 2028	4.25% below prevailing Business Term Rate	Monthly Repayment	233,111	174,314	135,558
DBS SME Working Capital Loan II	150,000	August 9, 2028	Fixed at 7.75%	Monthly Repayment	115,474	87,143	67,768
Total loans and borrowings					835,800	576,751	448,519

For the years ended December 31, 2023, 2024 and 2025, the effective interest rate of the Company’s loans and borrowings ranges from 2.75% to 9.50%, 2.75% to 8.80% and 2.75% to 8.80%, respectively.

Interest expenses arising from the Company’s loans and borrowings for the years ended December 31, 2023, 2024 and 2025 amounted to S$65,085, S$80,176 and S$55,329 ($43,027), respectively.

All loans and borrowings are secured over the joint and several personal guarantees from Ms. Siew Yian Lee and Mr. Heng Kong Chuan, the director and shareholders of the Company.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — LOANS AND BORROWINGS (cont.)

The maturity dates for the Company’s outstanding loans and borrowings as of December 31, 2025 are as follows:

	S$	$
2026	256,713	199,637
2027	256,713	199,637
2028	126,349	98,257
Thereafter	—	—
Total loans and borrowings	639,775	497,531
Less: Imputed interest	(63,024)	(49,012)
Present value of loans and borrowings	576,751	448,519

Note 11 — OTHER PAYABLES AND ACCRUALS

The components of other payables and accruals are as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Accrued expenses	208,454	127,981	99,526
Other payables	503,997	283,276	220,294
GST payable	93,399	83,815	65,180
Other payables and accruals	805,850	495,072	385,000

Accrued expenses mainly consisted of staff expenses and professional service fees and costs incurred for operating activities which are yet to bill. Other payables included the provision for legal claims amounting to S$275,000 and S$200,000 ($155,533) as of December 31, 2024 and 2025, respectively. For more information see “Note 18 — Commitments and Contingencies”.

“GST” means the Goods and Services Tax chargeable pursuant to the Goods and Services Tax Act 1993 of Singapore.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — OTHER INCOME

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
Interest income	4	28,494	99,203	77,147
Government grants	4,296	7,133	4,853	3,774
Other miscellaneous income	20,534	159	—	—
Total other income	24,834	35,786	104,056	80,921

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

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — INCOME TAXES (cont.)

The following table reconciles Singapore statutory rates to the Company’s effective tax rate:

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
Income tax expenses
Current income tax expenses	—	20,597	20,241	15,741
Deferred income tax expenses (benefit)	478,009	(186,547)	(140,372)	(109,163)
Income tax expenses (benefit)	478,009	(165,950)	(120,131)	(93,422)

A reconciliation of the differences between the statutory tax rate and the effective tax rate for enterprise income tax is as follows:

	For the Years Ended December 31,
	2023	2023	2024	2024	2025	2025 2025
	S$	%	S$	%	S$	$	%
Income (loss) before tax	2,868,175	100.0	(1,197,088)	100.0	(2,473,133)	(1,923,270)	100.0
Singapore statutory income tax rate	17%		17%		17%	17%
Income tax expenses (benefit) computed at Singapore statutory rate	487,590	17.0	(203,505)	17.0	(420,433)	(326,956)	17.0
Domestic tax effects
Non-deductible expenses	7,530	0.3	5,916	(0.5)	12,827	9,975	(0.5)
Tax exemption and rebates	—	—	—	——	—	—	—
True-up of prior tax	—	—	(34,022)	2.8	(33,666)	(26,181)	1.4
Foreign tax effects
Statutory tax rate difference between Cayman and Singapore	—	—	65,661	(5.4)	321,141	249,740	(13.0	)_
Others	(17,111)	(0.6)	—	—	—	—	—
Total tax expenses (benefit)	478,009	16.7	(165,950)	13.9	(120,131)	(93,422)	4.9

The Company measures deferred tax assets and liabilities based on the difference between the financial statement and tax bases of assets and liabilities at the applicable tax rates. Components of the Company’s deferred tax asset and liability are as follows:

	As of December 31,
	2024	2025	2025
	S$	S$	$
Deferred tax assets
Allowance for credit losses	10,369	10,854	8,441
Lease liabilities	66,845	81,342	63,257
Net operating loss carry-forwards	150,781	270,046	210,006
Depreciation	7,421	4,735	3,682
Deferred tax liabilities
Right-of-use assets	(66,416)	(82,133)	(63,872)
Depreciation	—	—	—
Unbilled revenue	(560,836)	(536,310)	(417,070)
Deferred tax liabilities, net	(391,836)	(251,466)	(195,556)

As the deferred tax assets and deferred tax liabilities are generated from the same entity, Springview (S), hence the deferred tax assets and deferred tax liabilities are eligible to net off with each other.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — EQUITY

Ordinary shares

The Company was incorporated in the Cayman Islands on September 27, 2023, with an authorized share capital of $50,000 divided into 50,000,000 ordinary shares of par value of $0.001 per share. On November 16, 2023, the authorized share capital was subsequently amended to become $50,000 divided into 400,000,000 (50,000,000 after 8-for-1 reverse share split) Class A Ordinary Shares and 100,000,000 Class B Ordinary Shares.

On December 1, 2023, the Company issued 10,000,000 (1,250,000 after 8-for-1 reverse share split) Class A Ordinary Shares and 10,000,000 Class B Ordinary Shares to the controlling shareholders at par value of $0.0001 per share.

On October 17, 2024, the Company completed its IPO of 1,500,000 (187,500 after 8-for-1 reverse share split) Class A ordinary shares at $4.00 ($32 after 8-for-1 reverse share split) per share, generating gross proceeds of approximately $6.0 million. After deducting underwriting discounts, commissions, and offering expenses, net proceeds from IPO were approximately S$5.3 million ($3.9 million).

On November 18, 2024, the Company granted an aggregate of 1,717,629 (214,704 after 8-for-1 reverse share split) Class A ordinary shares pursuant to an equity incentive plan (the “2024 Plan”) (Note 15), to three consultants for financial advisory, accounting advisory, and investor relations services provided in the past. The fair value of the Class A ordinary shares was determined on the grant date at US$0.5298 per share (US$4.2384 after 8-for-1 reverse share split). The Company recorded S$221 ($172) in Class A ordinary shares and recorded S$1,185,506 ($922,645) in the additional paid-in capital.

Reverse Share Split

On November 24, 2025, the Company announced that its Board of Directors approved a 8-for-1 reverse share split of the Company’s Class A ordinary shares. The Company’s Class A ordinary shares began trading on a split-adjusted basis on December 2, 2025 under the ticker symbol “SPHL”.

Upon effectiveness of the reverse share split, every eight (8) issued and outstanding Class A ordinary shares were combined into one (1) issued and outstanding Class A ordinary share, and the par value per share changed from $0.0001 to $0.0008. The reverse share split reduced the number of outstanding Class A ordinary shares from 13,217,629 to 1,652,204.

Private Placement of Class A Ordinary Shares

On December 24, 2025, the Company completed a private placement of 609,756 (post reverse share split) Class A Ordinary Shares (the “Private Placement”) with accredited investors, at a price of $2.46 per share, resulting in net proceeds of $1,500,000 before deducting placement fees and offering expenses. Due to the Christmas holiday, the share issuance instruction forms were not submitted to the Company’s transfer agent, VStock Transfer, LLC, until January 2, 2026. Accordingly, the official issuance date of these shares was recorded in January 2026.

As of December 31, 2025, the net proceeds of $1,500,000 from the Private Placement have been received by the Company and are fully recognized as additional paid-in capital. As no shares were issued in connection with the Private Placement as of December 31, 2025, the issuance of 609,756 Class A Ordinary Shares (post reverse split) will be recorded in the January 2026, which will result in an increase of $488 in Class A Ordinary Shares and a decrease of $488 in Additional pai-in capital.

Each holder of Class A Ordinary Shares is entitled to exercise one vote for each Class A Ordinary Share held on any and all matters to be voted thereon in a general meeting of shareholders, and each holder of Class B Ordinary Shares is entitled to exercise 20 votes for each Class B Ordinary Share held on any and all matters to be voted thereon in a general meeting of shareholders. The Class B Ordinary Shares are not convertible into Class A Ordinary Shares and the Class A Ordinary Shares are not convertible into Class B Ordinary Shares. Holders of the Class A Ordinary Shares may receive dividends paid by the Company and have the right to the surplus assets of the Company on its liquidation pursuant to the Amended and Restated Memorandum and Articles of Association. However, the holders of the Class B Ordinary Shares have no right to any share of the dividends paid by the Company and no right to any share in the distribution of any surplus assets of the Company on its liquidation.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SHARE-BASED COMPENSATION

On November 10, 2025, the Company entered into service agreement with three external consultants to grant 755,702 (94,375 after 8-for-1 reverse share split), 528,501 (66,063 after 8-for-1 reverse share split) and 424,126 (54,266 after 8-for-1 reverse share split) Class A ordinary shares in exchange for the financial advisory & capital market consultation service, accounting advisory service and investor relationship service, respectively. The fair value of Class A ordinary shares granted was determined on the grant date at US$0.5298 per share ($4.2384 after 8-for-1 reverse share split).

For the fiscal year ended December 31, 2025, the Company recognized share-based compensation expense of S$1,185,727 (US$922,099) in connection with the grant of total 1,717,629 (214,704 after 8-for-1 reverse share split) Class A ordinary shares under its Form S-8 registration statement to external consultants in exchange for professional services provided in the past. The Company recorded the share-based compensation expenses in selling, general and administration expenses in the consolidated statements of income (operation) and comprehensive income (loss).

Note 16 — Related party balances and transactions

The Company’s relationships with related parties who had transactions with the Company are summarized as follows:

Related Party Name	Relationship to the Company
Springview Contracts Pte. Ltd.	Controlled by executive director and shareholder, Ms. Lee Siew Yian and shareholder, Mr. Heng Kong Chuan
GGL Enterprises Pte. Ltd.	Controlled by CEO and shareholder, Mr. Wang Zhuo, and shareholder, Mr. Heng Kong Chuan
Mr. Heng Kong Chuan	Shareholder and spouse of executive director, Ms. Lee Siew Yian
China International Corporate Management	Controlled by CEO and shareholder, Mr. Wang Zhuo

a. Accounts receivable – a related party

	As of December 31,
Related Party Name	2024	2025	2025
	S$	S$	$
Springview Contracts Pte. Ltd. (1)	19,901	—	—
Mr. Heng Kong Chuan (2)	—	122,842	95,530
Total	19,901	122,842	95,530

b. Amount due to related parties

	As of December 31,
Related Party Name	2024	2025	2025
	S$	S$	$
Mr. Heng Kong Chuan(2)	(85,350)	—	—
China International Corporate Management (3)	(969,247)	(1,004,334)	(781,036)
Total	(1,054,597)	(1,004,334)	(781,036)

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — RELATED PARTY BALANCES AND TRANSACTIONS (cont.)

c. Related party transactions

		For the Years Ended December 31,
Nature	Name	2023	2024	2025	2025
		S$	S$	S$	$
Construction service provided to Springview Contracts Pte. Ltd.	Springview Contracts Pte. Ltd.(1)	185,694	—	—	—
Interior design service subcontracting cost provided by GGL Enterprises Pte. Ltd.	GGL Enterprises Pte. Ltd.	12,778	5,270	15,000	11,665

(1)	Springview Contracts Pte. Ltd. engaged the Company to provide construction services for projects under Springview Contracts Pte. Ltd. The total charges are computed and issued as sales invoices to Springview Contracts Pte. Ltd. by the Company at the end of each fiscal year, which resulted in accounts receivable and amounts due from Springview Contracts Pte. Ltd. Such receivables are due within 120 days. As of December 31, 2025, no receivables are considered past due.

During the years ended December 31, 2024 and 2025, the Company received payment of S$125,941 and S$19,901 ($15,476) from Springview Contracts Pte. Ltd., respectively.

(2)	The Company signed an agreement with Mr. Heng Kong Chuan on August 1, 2024, under which Mr. Heng Kong Chuan would provide the company with an interest-free working capital loan facility not exceeding S$1,500,000 till July 30, 2026. During the year ended December 31, 2024, the Company received proceeds from Mr. Heng Kong Chuan S$65,449.

During the year ended December 31, 2025, the Company received proceeds from Mr. Heng Kong Chuan S$208,192 ($161,904), which included the interest-free working capital loan borrowed from Mr. Heng Kong Chuan of S$75,000 ($58,325). During the same period, the Company repaid S$85,350 ($66,374) to Heng Kong Chuan and provide a short-term loan to Heng Kong Chuan of S$197,842 ($220,229). As of the date of this report, the accounts receivable due from Mr. Heng Kong Chuan have been fully collected.

(3)

During the year ended December 31, 2024, in order to replenish the company’s operating funds and enhance its liquidity, the Company received proceeds of S$384,919 from China International Corporate Management, which is the Company under the control of Mr. Zhuo Wang. As of December 31, 2024, China International Corporate Management has provided financial support amounting to S$969,247 ($709,448) for payment of expenses incurred for IPO and accrued interest under this financial support letter.

During the year ended December 31, 2025, the Company accrued S$35,087 ($27,286) as interest expenses related to the fund provided by China International Corporate Management. As of December 31, 2025, China International Corporate Management has provided financial support amounting to S$1,004,334 ($781,036) for payment of expenses incurred for IPO and accrued interest under this financial support letter.

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — SEGMENT REPORTING

The following table presents financial information, including significant segment expenses, which are regularly provided to the CODM and included within segment and consolidated net income (loss):

	For the Years Ended December 31,
	2023	2024	2025	2025
	S$	S$	S$	$
Revenue
Commercial customers	1,773,491	575,820	2,356,730	1,832,747
Residential customers	11,579,522	8,235,826	5,452,130	4,239,934
Total revenue	13,353,013	8,811,646	7,808,860	6,072,681

Cost of revenue
Subcontracting costs	(4,320,487)	(3,938,327)	(2,261,562)	(1,758,739)
Material costs	(2,114,698)	(1,560,316)	(1,822,069)	(1,416,960)
Labor costs	(1,280,955)	(1,367,808)	(1,313,228)	(1,021,252)
Equipment rental and site costs	(367,034)	(323,209)	(424,822)	(330,369)
Other direct costs	(628,274)	(717,894)	(919,481)	(715,049)
Total cost of revenue	(8,711,448)	(7,907,554)	(6,741,162)	(5,242,369)
Gross profit	4,641,565	904,092	1,067,698	830,312

Operating expenses
Staff expenses	(832,317)	(983,540)	(1,254,875)	(975,873)
Depreciation and amortization	(66,965)	(23,364)	(17,540)	(13,640)
Lease expenses	(136,832)	(179,832)	(194,618)	(151,348)
Insurance and medical expenses	(82,159)	(65,245)	(149,999)	(116,649)
Transport and entertainment	(80,808)	(35,276)	(39,617)	(30,809)
Professional fees	(378,778)	(686,744)	(1,700,519)	(1,322,435)
Selling and marketing expenses	-	-	(74,079)	(57,609)
Other miscellaneous expenses	(142,296)	(54,292)	(118,085)	(91,830)
Total operating expenses	(1,720,155)	(2,028,293)	(3,549,332)	(2,760,193)

Income (loss) from operations	2,921,410	(1,124,201)	(2,481,634)	(1,929,881)

Other income (expenses)
Interest expenses, net	(78,069)	(108,673)	(95,555)	(74,310)
Other income	24,834	35,786	104,056	80,921
Total other income (expense), net	(53,235)	(72,887)	8,501	6,611

Income (loss) before income taxes	2,868,175	(1,197,088)	(2,473,133)	(1,923,270)
Income tax (expenses) benefit	(478,009)	165,950	120,131	93,422
Net income (loss)	2,390,166	(1,031,138)	(2,353,002)	(1,829,848)

SPRINGVIEW HOLDINGS LTD
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 18 — COMMITMENTS AND CONTINGENCIES

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

In November 2025, the State Courts of Singapore imposed a total fine of S$250,000 on the Company related to the 2019 incident, with an approved 10-month installment plan (S$25,000 per month, started at November). The full fine remained unpaid as of the payment advice date, and the Company intends to comply with the payment schedule.

As of December 31, 2023, 2024 and 2025, the Company’s accrued provision for the legal proceedings was S$385,000, S$275,000 and S$200,000 ($155,533) respectively. There was no further update as the date that the consolidated financial statements are available to be issued.

For the years ended December 31, 2023, 2024 and 2025, the Company’s provision for estimated litigation loss was S$125,000, nil and nil respectively.

Note 19 — SUBSEQUENT EVENTS

Springview Holdings Ltd 2026 Equity Incentive Plan.

On March 27, 2026, the Company’s Board of Directors adopted the 2026 Equity Incentive Plan. The plan authorizes the grant of options, stock appreciation rights, restricted stock, restricted stock units, stock bonus awards and performance compensation awards to eligible persons. An aggregate of 400,000 Class A ordinary shares (par value US$0.0008 per share) are reserved for issuance under the plan, subject to adjustment. The plan has a term of ten years from its effective date.

The Company evaluated all events and transactions that occurred up through April 28, 2026, which is the date that the consolidated financial statements are available to be issued, there were no other material subsequent events that require disclosure in these consolidated financial statements.